ANNUAL REPORT



OCTOBER 31, 2002

HARBOR FUND

Table of Contents

DOMESTIC EQUITY

INTERNATIONAL EQUITY

FIXED INCOME

Harbor Fund
ANNUAL REPORT OVERVIEW (Unaudited)

Harbor Fund completed its most recent fiscal year on October 31, 2002. The total annual return is shown below for each of the 14 portfolios. All performance figures for the Harbor Funds assume the reinvestment of dividends and capital gains. The section below entitled Market Indices Long-Term Total Return reflects the 30-year returns for unmanaged indices, which are included as an indication of longer-term potential associated with taking different levels of market risk. The unmanaged indices do not reflect fees and expenses and are not available for direct investment. Performance data quoted represents past performance and is not predictive of future performance.

	Total Return for Year Ended 10/31/2002
HARBOR DOMESTIC EQUITY FUNDS	
Harbor Capital Appreciation Fund	−20.20%
Harbor Mid Cap Growth Fund	−26.77
Harbor Growth Fund	−35.53
Harbor Small Cap Growth Fund	−11.01
Harbor Large Cap Value Fund	−11.83
Harbor Mid Cap Value Fund	−16.70[a,c]
Harbor Small Cap Value Fund	−0.10[b,c]
HARBOR INTERNATIONAL EQUITY FUNDS	
Harbor International Fund	−3.19%
Harbor International Fund II	−5.73
Harbor International Growth Fund	−20.13
Harbor Global Equity Fund	−17.94
HARBOR FIXED INCOME FUNDS	
Harbor Bond Fund	5.87%
Harbor Short Duration Fund	3.67
Harbor Money Market Fund	1.59
COMMONLY USED MARKET INDICES	
Standard & Poor's 500 (S&P 500); domestic equity	−15.11%
Wilshire 5000; entire U.S. stock market	−13.41
Russell 1000® Growth; large cap, domestic equity	−19.62
Russell Midcap® Growth; domestic equity	−17.61
Russell 2000® Growth; small cap, domestic equity	−21.57
Russell 1000® Value; large cap, domestic equity	−10.02
Russell Midcap® Value; domestic equity	−2.97
Russell 2000® Value; small cap, domestic equity	−2.53
Morgan Stanley Capital International Europe, Australasia, and Far East (EAFE); international equity	−13.21
Morgan Stanley Capital International Europe, Australasia, and Far East Growth (EAFE Growth); international equity	−11.69
Morgan Stanley Capital International World Index (MSCI World); global equity	−14.85
Lehman Brothers Aggregate (LB AGG); domestic bonds	5.89
Salomon Treasury 1 YR CMI; domestic bonds	3.26
90-Day U.S. Treasury Bills (T-Bills); domestic short-term	1.76

	30 Years 1972-2001 Annual Rates
MARKET INDICES LONG-TERM TOTAL RETURN	
(as of December 31, 2001)	
S&P 500	12.24%
Wilshire 5000	12.02
EAFE	10.44
MSCI World	10.12
Domestic Bonds (intermediate and long)[1]	8.77
T-Bills	7.04
Consumer Price Index	4.98

Harbor Fund
ANNUAL REPORT OVERVIEW (Unaudited)—Continued

	HARBOR FUND EXPENSE RATIOS[2]					Morningstar Median[3]
	1998	1999	2000	2001	2002	
HARBOR DOMESTIC EQUITY FUNDS						
Harbor Capital Appreciation Fund.........................	0.68%	0.66%	0.64%	0.66%	0.69%	1.00%
Harbor Mid Cap Growth Fund	N/A	N/A	N/A	1.20	1.20	1.15
Harbor Growth Fund	1.00	0.90	0.87	0.95	1.08	1.15
Harbor Small Cap Growth Fund	N/A	N/A	N/A	1.20	0.95	1.25
Harbor Large Cap Value Fund	0.79	0.76	0.80	0.77	0.77	0.94
Harbor Mid Cap Value Fund............................	N/A	N/A	N/A	N/A	1.20[a,d]	1.16
Harbor Small Cap Value Fund	N/A	N/A	N/A	N/A	1.20[b,d]	1.22
HARBOR INTERNATIONAL EQUITY FUNDS						
Harbor International Fund	0.94%	0.92%	0.92%	0.91%	0.87%	1.25%
Harbor International Fund II............................	1.15	0.92	0.92	0.89	1.08	1.25
Harbor International Growth Fund........................	0.96	0.91	0.89	0.89	0.95	1.26
Harbor Global Equity Fund.............................	N/A	N/A	N/A	1.20[d,e]	1.20	1.40
HARBOR FIXED INCOME FUNDS						
Harbor Bond Fund....................................	0.65%	0.60%	0.60%	0.56%	0.58%	0.66%
Harbor Short Duration Fund	0.36	0.28	0.28	0.27	0.31	0.65
Harbor Money Market Fund	0.57	0.46	0.47	0.38	0.36	N/A

1   LB AGG not available for 30 year period; blended historical data used to approximate total Bond Market Return.

2   Harbor Fund expense ratios are for operating expenses only and are shown net of all expense offsets, waivers and reimbursements (see Financial Highlights).

3   Includes all no-load funds with at least five years of performance history in the September 30, 2002 Morningstar Universe with the same investment style as the comparable Harbor Fund portfolio.

a   For the period March 1, 2002 (inception) through October 31, 2002.

b   For the period December 14, 2001 (inception) through October 31, 2002.

c   Unannualized.

d   Annualized.

e   For the period February 1, 2001 (inception) through October 31, 2001.

Letter from the Chairman

Fellow Shareholder,

Equity markets were under considerable downward pressure throughout much of the fiscal year ending October 31, 2002 as financial markets continued to correct for the excesses of the late 1990s. Even though equity markets started to improve late in the fiscal year, several major equity indices appear to be headed for a rare third straight calendar year of declines. For example, barring a sharp improvement by December 31, 2002, one of the best known indices, the Standard & Poor's 500 Index, will record three straight years of declines for only the third time in its history and the first time since the beginning of World War II.

The bear market that began in March 2000 affected virtually all equity markets, reflecting the adverse effects of a number of factors that by now are well known to all investors. Even though the U.S. economy is recovering from the contraction of the first three quarters in 2001, the worldwide economic environment remains uncertain, corporate earnings continue to be weak and the threat of war with Iraq weighs on investor confidence.

As shown in the following summary table, in this financial climate, equity indices for all major investment styles and market capitalizations declined for the fiscal year while major fixed income indices posted positive total returns.

	Total Return for Periods Ended 10/31/2002		
	1 Year	5 Years	10 Years
Wilshire 5000 (entire U.S. stock market)	−13.41%	0.11%	9.36%
S&P 500 (large cap stocks)	−15.11	0.73	9.88
Russell 1000® Growth (large cap stocks)	−19.62	−2.45	7.47
Russell 1000® Value (large cap stocks)	−10.02	2.29	11.24
Russell 2000® (small cap stocks)	−11.57	−1.70	8.01
EAFE (foreign stocks)	−13.21	−3.12	4.05
LB AGG (taxable investment grade bonds)	5.89	7.43	7.47
T-bills (proxy for money market returns)	1.76	4.39	4.53

In this difficult market environment, Harbor International Fund and Harbor Small Cap Growth Fund both outperformed their respective benchmarks by substantial margins for the fiscal year, as did Harbor Small Cap Value Fund for the period from its inception on December 14, 2001 through October 31, 2002. Although several Harbor equity funds outperformed their benchmarks, all had negative absolute returns in these severe market conditions. Harbor's fixed income funds all had positive total returns for the fiscal year. Harbor Bond Fund produced the best absolute return within the Harbor Fund family as it did in the prior fiscal year.

Diversification

The difficult equity markets of the last few years remind all of us that investing involves risk. One widely recognized approach to reducing risk is through diversification. Allocating assets to domestic and international stock funds, as well as to fixed income funds is one method of achieving diversification and reducing risk.

Many Harbor Fund investors already understand the benefits of diversification. Despite the extremely challenging stock market conditions that have persisted over the past two and a half years, many Harbor Fund shareholders have demonstrated a remarkable ability to remain focused on their long-term financial goals and committed to their investment strategies. In fact, despite the persistence of extremely negative market sentiment throughout the bear market, net cash inflows into the Harbor funds have made the past year one of the strongest in our history. More importantly, about 70% of the inflows in the last fiscal year were to domestic and international stock funds with 30% to fixed income funds, suggesting a strong understanding of asset allocation and diversification. We applaud your ability to maintain a long-term perspective and we extend to you our deepest appreciation for your continued confidence during these difficult times.

Shareholder Focus

At Harbor Fund, all of our activities have a common theme—serving the best interests of our shareholders. With that objective in mind, we took a number of steps during the past year to provide new investment choices, make our funds more readily available to investors, streamline our fund lineup, and improve shareholder services.

New Funds

To complement our established domestic value stock product, Harbor Large Cap Value Fund, we launched two new funds, Harbor Small Cap Value Fund and Harbor Mid Cap Value Fund, during the past fiscal year. While the managers of these new funds have only brief performance records with Harbor, they have extensive experience in asset management, primarily on behalf of institutional clients and high-net-worth individuals. As the newest additions to the Harbor lineup, their services are now available to investment accounts of all sizes. The addition of these new funds also enables us to offer investors the opportunity to diversify their domestic investments across the complete spectrum of large, mid and small cap growth and value funds.

In addition, we are pleased to announce the launch of the Harbor High-Yield Bond Fund, effective December 1, 2002. The Fund will be managed by Shenkman Capital Management, Inc. (Shenkman Capital), New York City, which specializes exclusively in high-yield investments and has over $6 billion in high-yield assets under management. This new fund provides individual investors with access to Shenkman Capital's expertise for the first time in the firm's history. Mark R. Shenkman, president and founder of Shenkman Capital, is widely recognized for his experience in high-yield asset management and co-authored High Yield Bonds: Market Structure, Portfolio Management and Credit Risk Modeling, one of the most comprehensive textbooks devoted exclusively to the high-yield market.

Fund Mergers

After the close of business on October 31, 2002, we completed the mergers of two pairs of Harbor equity funds with similar investment strategies. Harbor International Fund II was merged into Harbor International Fund, and Harbor Small Cap Growth Fund was merged into Harbor Growth Fund, with the surviving fund being renamed "Harbor Small Cap Growth Fund". We believe that this simplification of our fund lineup will benefit all affected shareholders, and we sincerely appreciate the strong shareholder support reflected by their approval of these mergers. Harbor International Fund continues to be managed by Hakan Castegren and Harbor Small Cap Growth Fund by Will Muggia. As indicated by the fund performance commentaries on pages 30 and 7, these individuals have distinguished themselves as value-added portfolio managers for Harbor shareholders by outperforming their respective benchmarks by substantial margins.

Share Classes

As part of a strategy to make our funds more readily available to investors, Harbor Fund added two new classes of fund shares, effective November 1, 2002. By utilizing the new share classes to make Harbor Fund shares available through a wider range of distribution channels, we will enhance our potential to attract new investors and increase the assets in our funds. Economies of scale resulting from increased assets may enable us to reduce fund expense ratios in the future, which would benefit Harbor Fund shareholders in all share classes.

Other Improvements

In addition to the fund lineup changes discussed above, we continue our efforts to improve the breadth and quality of services available to our shareholders. During the past fiscal year we implemented a new shareholder accounting system, redesigned our shareholder statements, made statements available to you on a more timely basis, and improved the services available to shareholders through our website at www.harborfund.com and our automated telephone service. Over time, these changes will enable Harbor Fund to better serve all of our shareholders.

Thank you for your investment in Harbor Fund. As always, we are committed to providing investment products that we believe have the potential to be attractive long-term investment alternatives with low expense ratios designed to help our shareholders achieve their financial goals.

December 10, 2002

David G. Van Hooser

David G. Van Hooser
Chairman

Harbor Domestic Equity Funds
MANAGERS' COMMENTARY (Unaudited)

The following performance figures are annualized for each Fund. Unless otherwise stated, all comments pertain to the fiscal year ended October 31, 2002. The comparative market indices reflect no operating or transaction costs; however the Funds' total returns are net of these costs. Performance data quoted represents past performance and is not predictive of future performance. The returns shown in the graphs and tables do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

HARBOR CAPITAL APPRECIATION FUND
Inception Date—December 29, 1987

Net Asset Value: 10/31/2002 $21.04; 10/31/2001 $26.40

	Total Return for Periods Ended 10/31/2002		
Fund/Index	1 Year	5 Years	10 Years
Harbor Capital Appreciation Fund	–20.20%	–0.05%	10.37%
S&P 500	–15.11%	0.73%	9.88%
Russell 1000® Growth	–19.62%	–2.45%	7.47%


$80,000
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT IN HARBOR CAPITAL APPRECIATION FUND, S&P 500 AND RUSSELL 1000® GROWTH
CAPITAL APPRECIATION
S&P 500
RUSSELL 1000® GROWTH
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Periods ending October 31

The Harbor Capital Appreciation Fund posted a negative total return for the 12 months ended October 31, 2002, during a very difficult environment for equity securities in general and especially for large cap growth stocks. The Fund was close to the Russell 1000® Growth index and trailed the S&P 500 index for the latest 12-month period.

- Investments in retail, media, automotive, and other consumer discretionary stocks made the largest positive contribution to the Fund's performance for the one-year period. The Fund was overweighted in consumer discretionary stocks and its holdings in that sector outperformed those in the indices.
- Holdings in the consumer staples sector were a major detractor from relative performance. The Fund was underweighted in consumer staples, and its holdings in that sector underperformed those in the indices.
- The Fund's performance relative to the benchmarks also was hurt by its investments in the health care sector. Health care services, pharmaceuticals, and other health care stocks represented in the indices outperformed those in the Fund.
- The largest sector positions in the Fund, as of October 31, 2002, were in consumer discretionary, health care, information technology, and financial services. Sector weightings are a secondary consideration for the manager, who utilizes a bottom-up selection process to identify stocks with attractive valuations and above-average prospects for growth.

HARBOR MID CAP GROWTH FUND
Inception Date—November 1, 2000

Net Asset Value: 10/31/2002 $4.14; 10/31/2001 $5.64

	Total Return for Periods Ended 10/31/2002		
Fund/Index	1 Year	5 Years	Since Inception
Harbor Mid Cap Growth Fund	–26.77%	N/A	–35.73%
Russell Midcap® Growth	–17.61%	–1.62%	–31.34%


$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT IN HARBOR MID CAP GROWTH FUND AND RUSSELL MIDCAP® GROWTH
MID CAP GROWTH
RUSSELL MIDCAP® GROWTH
2001
2002
For the period November 1, 2000 (inception) through October 31, 2002

For the 12 months ended October 31, 2002 the Harbor Mid Cap Growth Fund posted a negative return and underperformed its benchmark, the Russell Midcap® Growth index. The Fund also trailed the index for the two-year period since its inception.

- The managers continued to focus on companies expected to achieve superior stock-price appreciation in a period of economic recovery. This detracted from performance during the reporting period, as fears of a double-dip recession, combined with other investor concerns, continued to exert downward pressure on stock prices.
- Investments in the technology sector had the most significant negative impact on portfolio performance. Tech stocks as a group declined by more than 45% during the 12-month period. Returns on holdings in the health care sector also declined dramatically during the period.
- Consumer discretionary stocks contributed positively to portfolio returns, as this was the top-performing sector for the period. Investments in the energy sector, which the managers expect to benefit from an imbalance between supply and demand for natural gas, also had a positive impact on returns. The portfolio was over-weighted in this sector, which produced relatively strong performance.
- The Fund has operated under bear market conditions for most of the period since its inception on November 1, 2000. This has detracted from relative performance, as the managers employ an investment style that they believe will result in returns superior to those of the benchmark during periods of rising stock prices.

Harbor Domestic Equity Funds
MANAGERS' COMMENTARY (Unaudited)—Continued

Actual return and principal value on an investment will fluctuate, and the shares, when redeemed, may be worth more or less than their original cost. For information on the risks associated with these Funds, please refer to the Harbor Fund prospectus. The performance of funds investing primarily in small and mid cap companies may be more volatile than funds that invest primarily in stocks of large cap companies.

HARBOR GROWTH FUND
Inception Date—November 19, 1986

Net Asset Value: 10/31/2002 $6.57
10/31/2001 $10.19

Total Return for Periods Ended 10/31/2002			
Fund/Index	1 Year	5 Years	10 Years
Harbor Growth Fund	−35.53%	−6.95%	3.31%
Russell Midcap® Growth	−17.61%	−1.62%	7.43%



COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT IN HARBOR GROWTH FUND AND RUSSELL MIDCAP® GROWTH

GROWTH — RUSSELL MIDCAP® GROWTH

Periods ending October 31

The Harbor Growth Fund underperformed the Russell Midcap® Growth index for the 12 months ended October 31, 2002, a period of significant declines in equity markets worldwide.
- The Harbor Growth Fund's performance relative to the index was hurt by its overweighting in the information technology sector. Stock prices in the sector remained under pressure, as investors awaited indications of a recovery in spending on information technology products and services.
- Holdings in consumer discretionary stocks contributed positive returns and outpaced those in the benchmark. Compared with the benchmark, however, the Fund was underweighted in the consumer discretionary sector; this adversely affected its relative performance.
- Underweight positions in the industrials and health care sectors also detracted from the Fund's performance. In addition, returns of its investments in those sectors were below those in the benchmark.
- Favorable stock selection enabled the Fund to outperform the index in the telecommunications sector.

After the close of business on October 31, 2002, the Harbor Small Cap Growth Fund was merged into the Harbor Growth Fund, and the surviving fund was renamed the "Harbor Small Cap Growth Fund." Concurrently, Westfield Capital Management Company LLC became the subadviser of the surviving fund. Westfield had managed the former Harbor Small Cap Growth Fund since its inception on November 1, 2000.

HARBOR SMALL CAP GROWTH FUND
Inception Date—November 1, 2000

Net Asset Value: 10/31/2002 $8.65
10/31/2001 $9.72

Total Return for Periods Ended 10/31/2002			
Fund/Index	1 Year	5 Years	Since Inception
Harbor Small Cap Growth Fund	−11.01%	N/A	−6.99%
Russell 2000® Growth	−21.57%	−7.45%	−26.70%



COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT IN HARBOR SMALL CAP GROWTH FUND AND RUSSELL 2000® GROWTH

SMALL CAP GROWTH — RUSSELL 2000® GROWTH

For the period November 1, 2000 (inception) through October 31, 2002

The Harbor Small Cap Growth Fund posted a negative total return for the 12 months ended October 31, 2002, a period of significant declines in equity markets. However, favorable stock selection and sector allocations enabled the Fund to outperform the Russell 2000® Growth index by more than 10 percentage points for the fiscal year.
- Superior stock selection enabled the Fund to outperform the index by a significant margin within the health care sector, where the Fund was slightly overweighted. The manager believes that new technologies, favorable demographics, and other positive developments will continue to benefit the Fund's health care investments.
- Underweight positions in telecommunications and information technology added value on a relative basis, as these were the two worst performing sectors in the benchmark. As of October 31, 2002, the manager continued to maintain an underweight position in technology stocks, on the expectation that a major recovery in corporate capital expenditures was unlikely to occur in the short run.
- An overweight position in energy stocks added value on the basis of both stock selection and sector allocation. Higher prices resulting from the possibility of military action in the Middle East benefited the Fund's holdings during the fiscal year. The manager believes that increased demand resulting from a rebounding economy will have a favorable impact on energy stocks in 2003.
- Investments in media, retail, and other consumer discretionary stocks produced positive returns for the Fund, compared with negative returns for the index. For the year, the Fund was slightly underweighted in consumer discretionary stocks but took advantage of market volatility to add to its holdings in the sector by the end of the fiscal year.

After the close of business on October 31, 2002, the Harbor Small Cap Growth Fund was merged into the Harbor Growth Fund, and the surviving fund was renamed the "Harbor Small Cap Growth Fund." Concurrently, Westfield Capital Management Company LLC became the subadviser of the surviving fund. Westfield had managed the former Harbor Small Cap Growth Fund since its inception on November 1, 2000.

DOMESTIC EQUITY

HARBOR LARGE CAP VALUE FUND
Inception Date—December 29, 1987

Net Asset Value:

10/31/2002	$11.43
10/31/2001	$13.01

Total Return for Periods Ended 10/31/2002			
Fund/Index	1 Year	5 Years	10 Years
Harbor Large Cap Value Fund	−11.83%	1.47%	9.44%
Russell 1000® Value	−10.02%	2.29%	11.24%



The Harbor Large Cap Value Fund posted a negative total return for the year ended October 31, 2002, a period of severe downward pressure on stock prices in virtually all industry sectors. The Fund's total return was below that of the Russell 1000® Value index.
- Major detractors from both absolute and relative performance were investments in financial services, information technology, and consumer staples. The Fund incurred negative returns and underperformed the index in each of those sectors.
- Favorable stock selection in the health care and industrials sectors contributed to the Fund's performance. Holdings in those sectors contributed positive returns and outpaced the stocks representing those sectors in the index. In addition, the Fund was overweighted in those sectors relative to the index.
- Also making a positive contribution to relative performance were underweighted positions in telecommunications services and utilities. These were among the worst-performing sectors for the period.
- The Fund's largest sector allocations as of October 31, 2002, were in financial services, consumer discretionary, and health care stocks, which accounted for more than 50% of total assets. Relative to the benchmark, the Fund's largest overweighted positions were in health care and consumer discretionary stocks, while its largest underweighted position was in the financial services sector.

HARBOR MID CAP VALUE FUND
Inception Date—March 1, 2002

Net Asset Value:

10/31/2002	$8.33
03/01/2002	$10.00

Total Return for Periods Ended 10/31/2002			
Fund/Index	1 Year	5 Years	Since Inception*
Harbor Mid Cap Value Fund	N/A	N/A	−16.70%
Russell Midcap® Value	−2.97%	3.65%	−15.18%

* Unannualized



The Harbor Mid Cap Value Fund underperformed its benchmark, the Russell Midcap® Value index, during the eight-month period from the Fund's inception on March 1, 2002 through October 31, 2002.
- Both the Fund and the index performed well during the first two months of this period, as companies in many of the economically-sensitive sectors benefited from signs of an improving economic backdrop. As the year progressed, however, economic data suggested that the economy's positive momentum had stalled and equity markets began discounting weaker earnings. Furthermore, investors' appetite for risk diminished as corporate scandals and threats of a war with Iraq lowered valuation levels.
- Concerns over the sustainability of the economic recovery hurt the Fund's relative performance, as its portfolio was positioned to benefit from an improving economy. Compared to the Russell Midcap® Value index, the Fund was overweighted in several economically-sensitive sectors, including capital goods, energy, retail, and technology. In addition, the portfolio was underweighted in more defensive and interest-sensitive sectors.
- The portfolio also had exposure to several stocks that declined sharply. During this period almost every market sector had negative returns, which made it difficult to offset these stock specific declines.
- The manager believes that the pullback in equity markets has created opportunities to take positions in a number of strong companies at attractive valuations.

Harbor Domestic Equity Funds
MANAGERS' COMMENTARY (Unaudited)—Continued

HARBOR SMALL CAP VALUE FUND
Inception Date—December 14, 2001

Net Asset Value:

10/31/2002	$9.99
12/14/2001	$10.00

Total Return for Periods Ended 10/31/2002			
Fund/Index	1 Year	5 Years	Since Inception*
Harbor Small Cap Value Fund	N/A	N/A	−0.10%
Russell 2000® Value	−2.53%	2.94%	−11.39%

* Unannualized

The Harbor Small Cap Value Fund performed significantly better than the Russell 2000® Value index for the period from the Fund's inception on December 14, 2001 through October 31, 2002.

- Individual stock selection was the primary contributor to the Fund's favorable performance relative to the benchmark. The manager utilizes a bottom-up fundamental investment process in selecting stocks for the Fund's portfolio.
- Holdings in energy stocks—specifically, independent oil and gas exploration businesses and production companies—contributed to the Fund's strong relative performance. These companies benefited from a strong pricing environment for natural gas, as commodity prices rose steadily during the year. The manager believes that commodity pricing will continue to be favorable for these companies due to declining domestic production and increasing residential and commercial demand for natural gas.



COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT IN HARBOR SMALL CAP VALUE FUND AND RUSSELL 2000® VALUE

SMALL CAP VALUE   RUSSELL 2000® VALUE

For the period December 14, 2001 (inception) through October 31, 2002

- The Fund also benefited from many of the consumer stocks it held during this period. Although consumer spending has slowed since the beginning of the year, many stocks have proven resilient to the economic slowdown. The Fund has focused on companies that have demonstrated an ability to capture a larger share of consumer dollars, including casual restaurants that offer reasonable values and lifestyle products that are in line with demographic and consumer interest trends.
- The Fund was underweighted in the financials sector, reflecting the manager's concerns about the potential impact of rising interest rates on profitability. This proved to be the only significant detractor from relative performance, as financials were the best performing sector within the benchmark during this period.

Harbor Capital Appreciation Fund
PORTFOLIO OF INVESTMENTS—October 31, 2002

DOMESTIC EQUITY

Common Stock Holdings (% of net assets)
(Excludes net cash and short-term investment of 2.1%)

Category	%
Health Care Equipment & Supplies	0.7
Food & Drug Retailing	1.4
Household Products	1.5
Personal Products	1.6
Banks	1.7
Oil & Gas	1.8
Industrial Conglomerates	2.0
Communications Equipment	2.3
Energy Equipment & Services	2.3
Hotels Restaurants & Leisure	2.7
Paper & Forest Products	2.8
Beverages	3.1
Health Care Providers & Services	3.3
Aerospace & Defense	3.4
Biotechnology	3.9
Software	4.2
Automobiles	4.5
Computers & Peripherals	5.0
Semiconductor Equipment & Products	5.1
Specialty Retail	5.3
Insurance	5.5
Media	7.2
Multiline Retail	7.5
Diversified Financials	8.5
Pharmaceuticals	10.6

COMMON STOCKS—97.9%

Shares		Value (000s)
AEROSPACE & DEFENSE—3.4%		
847,700	Boeing Co.	$ 25,219
1,011,100	Lockheed Martin Corp.	58,543
844,200	Northrop Grumman Corp.	87,062
		170,824
AUTOMOBILES—4.5%		
1,796,150	Bayerische Motoren Werke AG*	63,994
1,512,600	Harley-Davidson Inc.	79,109
177,833	Porsche AG Pfd[1]*	85,152
		228,255
BANKS—1.7%		
2,220,600	Bank One Corp.	85,648
BEVERAGES—3.1%		
906,800	Anheuser-Busch Cos. Inc.	47,843
2,326,800	Coca Cola Co.	108,150
		155,993
BIOTECHNOLOGY—3.9%		
2,153,300	Amgen Inc.*	100,258
1,848,800	Genentech Inc.*	63,026
1,258,800	Medimmune Inc.*	32,162
		195,446
COMMUNICATIONS EQUIPMENT—2.3%		
8,544,000	Cisco Systems Inc.*	95,522
1,318,800	Nokia Oyj ADR[2]	21,918
		117,440
COMPUTERS & PERIPHERALS—5.0%		
3,500,500	Dell Computer Corp.*	100,149
6,823,200	Hewlett-Packard Co.	107,807
571,000	International Business Machines Corp.	45,075
		253,031
DIVERSIFIED FINANCIALS—8.5%		
3,265,200	American Express Co.	118,755
3,987,766	Citigroup Inc.	147,348
1,343,600	Goldman Sachs Group Inc.	96,202
1,738,900	Merrill Lynch & Co. Inc.	65,991
		428,296
ENERGY EQUIPMENT & SERVICES—2.3%		
2,864,000	Schlumberger Ltd.	114,875
FOOD & DRUG RETAILING—1.4%		
2,040,100	Walgreen Co.	68,853
HEALTH CARE EQUIPMENT & SUPPLIES—0.7%		
1,479,700	Baxter International Inc.	37,022
HEALTH CARE PROVIDERS & SERVICES—3.3%		
706,600	AmerisourceBergen Corp.	50,275
1,520,400	HCA Inc.	66,122
558,800	UnitedHealth Group Inc.	50,823
		167,220
HOTELS RESTAURANTS & LEISURE—2.7%		
2,321,800	Marriott International Inc. Cl. A	71,813
2,710,600	Starbucks Corp.*	64,621
		136,434
HOUSEHOLD PRODUCTS—1.5%		
870,600	Procter & Gamble Co.	77,005
INDUSTRIAL CONGLOMERATES—2.0%		
815,100	3M Co.	103,469

Harbor Capital Appreciation Fund
PORTFOLIO OF INVESTMENTS—Continued

COMMON STOCKS—Continued

Shares		Value (000s)
INSURANCE—5.5%		
2,420,825	American International Group Inc.	$ 151,423
1,329,700	Hartford Financial Services Group Inc.	52,523
950,600	XL Capital Ltd. Cl. A	72,388
		276,334
MEDIA—7.2%		
1,688,900	New York Times Co. Cl. A	81,760
630,700	Omnicom Group Inc.	36,347
2,818,400	Univision Communications Inc. Cl. A*	73,025
1,268,100	USA Networks Inc.*	32,134
3,194,440	Viacom Inc. Cl. B*	142,504
		365,770
MULTILINE RETAIL—7.5%		
2,286,900	Costco Wholesale Corp.	77,594
2,377,800	Kohls Corp.*	138,982
2,994,300	Wal-Mart Stores Inc.	160,345
		376,921
OIL & GAS—1.8%		
677,140	Total Fina Elf SA Series B*	93,088
PAPER & FOREST PRODUCTS—2.8%		
2,467,000	International Paper Co.	86,172
1,243,500	Weyerhaeuser Co.	56,331
		142,503
PERSONAL PRODUCTS—1.6%		
2,661,000	Gillette Co.	79,511
PHARMACEUTICALS—10.6%		
2,849,700	Abbott Laboratories	119,317
2,548,800	Johnson & Johnson	149,742
2,537,150	Pfizer Inc.	80,605
2,371,578	Pharmacia Corp.	101,978
2,499,000	Wyeth	83,716
		535,358
SEMICONDUCTOR EQUIPMENT & PRODUCTS—5.1%		
2,099,300	Applied Materials Inc.*	31,552
5,919,800	Intel Corp.	102,412

COMMON STOCKS—Continued

Shares		Value (000s)
SEMICONDUCTOR EQUIPMENT & PRODUCTS—Continued		
140,600	STMicroelectronics NV—Registered	$ 2,766
4,572,200	Texas Instruments Inc.	72,515
2,512,700	Xilinx Inc.*	47,716
		256,961
SOFTWARE—4.2%		
597,400	Adobe Systems Inc.	14,123
3,740,900	Microsoft Corp.*	200,026
		214,149
SPECIALTY RETAIL—5.3%		
2,707,900	Bed Bath & Beyond Inc.*	96,022
2,194,300	Lowe's Cos. Inc.	91,568
3,049,700	Tiffany & Co.	79,841
		267,431
TOTAL COMMON STOCKS		
(Cost $5,242,829)		4,947,837

SHORT-TERM INVESTMENT—2.7%
(Cost $138,899)

Principal Amount (000s)		Value (000s)
COMMERCIAL PAPER		
	General Electric Capital Corp.	
$ 138,899	1.720%—11/01/2002	138,899
TOTAL INVESTMENTS—100.6%		
(Cost $5,381,728)		5,086,736
CASH AND OTHER ASSETS, LESS LIABILITIES—(0.6%)		(31,244)
TOTAL NET ASSETS—100.0%		$5,055,492

1 Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2002, the security was valued at $85,152 or 1.68% of net assets.

2 ADR after the name of a foreign holding stands for American Depositary Receipts representing ownership of foreign securities. ADRs are issued by U.S. banking institutions.

* Non-income producing security.

WRITTEN OPTIONS WHICH WERE OPEN AT OCTOBER 31, 2002 ARE AS FOLLOWS:

Description	Number of Contracts	Strike Price	Expiration Date	Value (000s)
Medimmune Inc.	3,743	$25	Nov-02	$(561)

Written options outstanding, at value (premiums received of $494)

The accompanying notes are an integral part of the financial statements.

DOMESTIC EQUITY

Harbor Mid Cap Growth Fund

PORTFOLIO OF INVESTMENTS—October 31, 2002

Common Stock Holdings (% of net assets)

(Excludes net cash and short-term investment of 3.3%)

Multi-Utilities 0.2
Electronic Equipment & Instruments 0.5
Airlines 1.0
Beverages 1.2
Computers & Peripherals 1.2
Auto Components 1.3
Pharmaceuticals 1.3
Software 1.6
Road & Rail 1.7
Insurance 2.3
Aerospace & Defense 3.0
Communications Equipment 3.3
IT Consulting & Services 3.5
Commercial Services & Supplies 3.6
Textiles & Apparel 3.8
Health Care Providers & Services 5.4
Hotels Restaurants & Leisure 5.8
Specialty Retail 8.0
Biotechnology 15.1
Energy Equipment & Services 15.9
Semiconductor Equipment & Products 17.0

COMMON STOCKS—96.7%

Shares		Value (000s)
AEROSPACE & DEFENSE—3.0%		
2,900	Alliant Techsystems Inc.*	$ 174
2,000	L-3 Communications Holdings Inc.*	94
		268
AIRLINES—1.0%		
5,600	SKYWEST Inc.	85
AUTO COMPONENTS—1.3%		
4,000	Gentex Corp.*	118

COMMON STOCKS—Continued

Shares		Value (000s)
BEVERAGES—1.2%		
4,300	Constellation Brands Inc. Cl. A*	$ 109
BIOTECHNOLOGY—15.1%		
10,800	Celgene Corp.*	239
5,300	Cephalon Inc.*	266
4,600	Genzyme Corp.*	128
7,300	Gilead Sciences Inc.*	254
3,900	IDEC Pharmaceuticals Corp.*	179
3,200	Invitrogen Corp.*	89
10,300	Medarex Inc.*	41
6,200	Medimmune Inc.*	158
		1,354
COMMERCIAL SERVICES & SUPPLIES—3.6%		
12,900	Concord EFS Inc.*	184
4,800	Paychex Inc.	138
		322
COMMUNICATIONS EQUIPMENT—3.3%		
10,600	Brocade Communication Systems Inc.*	73
2,600	Emulex Corp.*	47
6,600	Harris Corp.	174
		294
COMPUTERS & PERIPHERALS—1.2%		
11,800	Network Appliance Inc.*	106
ELECTRONIC EQUIPMENT & INSTRUMENTS—0.5%		
3,300	Celestica Inc.*	46
ENERGY EQUIPMENT & SERVICES—15.9%		
7,900	BJ Services Co.*	240
14,400	Global Industries Ltd.*	58
11,300	Grant Prideco Inc.*	109
5,700	Nabors Industries Inc.*	199
6,900	National-Oilwell Inc.*	144
7,100	Patterson-UTI Energy Inc.*	205
6,400	Precision Drilling Corp.*	219
6,050	Transocean Sedco Forex Inc.	133
3,100	Weatherford International Ltd.	124
		1,431
HEALTH CARE PROVIDERS & SERVICES—5.4%		
3,600	AdvancePCS*	90
4,900	Caremark Rx Inc.*	87
4,700	Omnicare Inc.	102
32,100	WebMD Corp.*	203
		482
HOTELS RESTAURANTS & LEISURE—5.8%		
3,500	CBRL Group Inc.	82
3,900	Outback Steakhouse Inc.	133
8,000	Starbucks Corp.*	191
3,700	Wendy's International Inc.	117
		523
INSURANCE—2.3%		
2,100	PartnerRe Ltd.	111
1,700	StanCorp Financial Group Inc.	92
		203
IT CONSULTING & SERVICES—3.5%		
17,000	BearingPoint Inc.*	133
5,700	Computer Sciences Corp.*	184
		317
MULTI-UTILITIES—0.2%		
7,300	Calpine Corp.*	15

Harbor Mid Cap Growth Fund

PORTFOLIO OF INVESTMENTS—Continued

COMMON STOCKS—Continued

Shares		Value (000s)
PHARMACEUTICALS—1.3%		
2,000	Barr Laboratories Inc.*	$ 118
ROAD & RAIL—1.7%		
9,700	Swift Transportation Co. Inc.*	156
SEMICONDUCTOR EQUIPMENT & PRODUCTS—17.0%		
20,700	Atmel Corp.*	35
7,900	Cypress Semiconductor Corp.*	44
6,100	Integrated Device Technology Inc.*	60
11,000	Intersil Holding Corp. Cl. A*	187
1,500	KLA-Tencor Corp.*	53
8,400	Lam Research Corp.*	106
10,000	LSI Logic Corp.*	59
8,200	Marvell Technology Group Ltd.*	133
2,400	Maxim Integrated Products Inc.	76
6,300	Micrel Inc.*	52
8,000	Microchip Technology Inc.*	195
3,300	National Semiconductor Corp.*	44
3,200	Novellus Systems Inc.*	101
3,100	QLogic Corp.*	108
12,000	RF Micro Devices Inc.*	102
3,700	Semtech Corp.*	52
6,400	Xilinx Inc.*	122
		1,529
SOFTWARE—1.6%		
11,000	BEA Systems Inc.*	89
2,000	Mercury Interactive Corp.*	53
		142
SPECIALTY RETAIL—8.0%		
9,600	Abercrombie & Fitch Co. Cl. A*	171
7,500	Bed Bath & Beyond Inc.*	266
9,900	Foot Locker Inc.*	97
1,700	PETsMART Inc.*	32
5,900	Tiffany & Co.	154
		720

COMMON STOCKS—Continued

Shares		Value (000s)
TEXTILES & APPAREL—3.8%		
5,100	Jones Apparel Group Inc.*	$ 177
8,700	Polo Ralph Lauren Corp. Cl. A*	166
		343
TOTAL COMMON STOCKS (Cost $11,359)		8,681

SHORT-TERM INVESTMENT—4.9%

(Cost $438)

Principal Amount (000s)		
REPURCHASE AGREEMENT		
$ 438	Repurchase Agreement with State Street Bank & Trust dated October 31, 2002 due November 1, 2002 at 0.65% collateralized by a U.S. Treasury Note 2.125% October 31, 2004, par value of $445 (repurchase proceeds of $438 when closed on November 1, 2002)	438
TOTAL INVESTMENTS—101.6% (Cost $11,797)		9,119
CASH AND OTHER ASSETS, LESS LIABILITIES—(1.6%)		(145)
TOTAL NET ASSETS—100.0%		$8,974

* Non-income producing security.

The accompanying notes are an integral part of the financial statements.

Harbor Growth Fund

PORTFOLIO OF INVESTMENTS—October 31, 2002

Common Stock Holdings (% of net assets)

(Excludes net cash, convertible bond and short-term investments of 29.3%)

Internet Software & Services 1.6
Media 2.3
Aerospace & Defense 2.6
Oil & Gas 2.6
Energy Equipment & Services 2.8
Software 3.1
Communications Equipment 4.2
Health Care Equipment & Supplies 4.4
Banks 4.7
Specialty Retail 4.8
Hotels Restaurants & Leisure 5.2
Biotechnology 5.9
Semiconductor Equipment & Products 6.5
Health Care Providers & Services 6.9
Commercial Services & Supplies 13.1

COMMON STOCKS—70.7%

Shares		Value (000s)
AEROSPACE & DEFENSE—2.6%		
112,000	Armor Holdings Inc.*	$ 1,715
BANKS—4.7%		
50,000	Southwest Bancorporation of Texas Inc.*	1,412
40,000	UCBH Holdings Inc.	1,676
		3,088
BIOTECHNOLOGY—5.9%		
95,000	Celgene Corp.*	2,104
75,000	CV Therapeutics Inc.*	1,800
		3,904
COMMERCIAL SERVICES & SUPPLIES—13.1%		
36,000	Career Education Corp.*	1,444
53,000	Corporate Executive Board Co.*	1,759
110,000	NDCHealth Corp.	1,941
49,000	Stericycle Inc.*	1,632
122,000	Sylvan Learning Systems Inc.*	1,863
		8,639

COMMON STOCKS—Continued

Shares		Value (000s)
COMMUNICATIONS EQUIPMENT—4.2%		
115,000	Advanced Fibre Communications Inc.*	$ 1,861
300,000	Proxim Corp. Cl. A*	255
100,000	Symmetricom Inc.*	309
335,000	Verilink Corp.*	352
		2,777
ENERGY EQUIPMENT & SERVICES—2.8%		
226,000	Superior Energy Services Inc.*	1,851
HEALTH CARE EQUIPMENT & SUPPLIES—4.4%		
92,500	Cyberonics Inc.*	1,480
80,000	Wright Medical Group Inc.*	1,377
		2,857
HEALTH CARE PROVIDERS & SERVICES—6.9%		
125,000	Cross Country Inc.*	1,542
80,000	Manor Care Inc.*	1,582
110,000	Select Medical Corp.*	1,423
		4,547
HOTELS RESTAURANTS & LEISURE—5.2%		
47,000	Cheesecake Factory Inc.*	1,593
53,000	P.F. Chang's China Bistro Inc.*	1,828
		3,421
INTERNET SOFTWARE & SERVICES—1.6%		
250,000	Netegrity Inc.*	480
100,000	Sonicwall Inc.*	278
85,000	Stellent Inc.*	302
		1,060
MEDIA—2.3%		
125,000	Entravision Communications Corp.*	1,495
OIL & GAS—2.6%		
242,000	Chesapeake Energy Corp.*	1,689
SEMICONDUCTOR EQUIPMENT & PRODUCTS—6.5%		
120,000	Power Integrations Inc.*	2,117
90,000	Varian Semiconductor Equipment Associates Inc.*	2,144
		4,261
SOFTWARE—3.1%		
147,500	Ansoft Corp.*	805
130,000	Precis Inc.*	669
25,000	QRS Corp.*	125
100,000	Secure Computing Corp.*	413
		2,012
SPECIALTY RETAIL—4.8%		
69,000	AnnTaylor Stores Corp.*	1,617
65,000	Williams-Sonoma Inc.*	1,547
		3,164
TOTAL COMMON STOCKS		
	(Cost $59,066)	46,480

CONVERTIBLE BOND—2.2%

(Cost $2,943)

Principal Amount (000s)		
$ 2,942	SystemOne Technologies Inc. 8.250%—02/23/2003 PIK[1]	1,471

Harbor Growth Fund
PORTFOLIO OF INVESTMENTS—Continued

SHORT-TERM INVESTMENTS—16.0%

Principal Amount (000s)		Value (000s)
COMMERCIAL PAPER		
	American Express Credit Corp. Yrs 1&2	
$ 2,969	1.650%—11/01/2002	$ 2,969
	Citicorp	
3,265	1.600%—11/01/2002	3,265
	Exxon Asset Management Co.	
3,265	1.750%—11/01/2002	3,265
	General Electric Capital Corp.	
1,000	1.650%—11/01/2002	1,000
TOTAL SHORT-TERM INVESTMENTS		
	(Cost $10,499)	10,499
TOTAL INVESTMENTS—88.9%		
	(Cost $72,508)	58,450
CASH AND OTHER ASSETS, LESS LIABILITIES—11.1%		7,296
TOTAL NET ASSETS—100.0%		$65,746

---

1   PIK—Payment-in-kind security.

*   Non-income producing security.

The accompanying notes are an integral part of the financial statements.

Harbor Small Cap Growth Fund
PORTFOLIO OF INVESTMENTS—October 31, 2002

Common Stock Holdings (% of net assets)
(Excludes net cash and short-term investment of 16.6%)

IT Consulting & Services 0.5
Diversified Financial 1.1
Software 1.6
Aerospace & Defense 1.8
Media 1.8
Oil & Gas 1.9
Communications Equipment 2.1
Airlines 4.0
Biotechnology 4.4
Health Care Equipment & Supplies 4.7
Insurance 4.7
Hotels Restaurants & Leisure 5.5
Energy Equipment & Services 6.1
Semiconductor Equipment & Products 6.4
Banks 6.7
Health Care Providers & Services 8.0
Specialty Retail 8.1
Commercial Services & Supplies 14.0

COMMON STOCKS—83.4%

Shares		Value (000s)
AEROSPACE & DEFENSE—1.8%		
119,300	Armor Holdings Inc.*	$ 1,826
AIRLINES—4.0%		
154,900	Atlantic Coast Airlines Holdings Inc.*	2,045
49,700	ExpressJet Holdings Inc.*	567
100,700	SKYWEST Inc.	1,528
		4,140
BANKS—6.7%		
64,600	East West Bancorp Inc.	2,229
31,800	Greater Bay Bancorp	485
17,900	Silicon Valley Bancshares	336
69,700	Southwest Bancorporation of Texas Inc.*	1,969
47,800	UCBH Holdings Inc.	2,002
		7,021

COMMON STOCKS—Continued

Shares		Value (000s)
BIOTECHNOLOGY—4.4%		
99,500	Celgene Corp.*	$ 2,204
97,100	CV Therapeutics Inc.*	2,330
		4,534
COMMERCIAL SERVICES & SUPPLIES—14.0%		
49,000	Career Education Corp.*	1,965
60,700	Corporate Executive Board Co.*	2,015
119,700	NDCHealth Corp	2,113
100,000	Republic Services Inc.*	2,058
49,700	Stericycle Inc.*	1,655
139,300	Sylvan Learning Systems Inc.*	2,127
73,600	Waste Connections Inc.*	2,692
		14,625
COMMUNICATIONS EQUIPMENT—2.1%		
135,300	Advanced Fibre Communications Inc.*	2,189
DIVERSIFIED FINANCIALS—1.1%		
185,900	Quinton Cardiology Systems Inc.*	1,184
ENERGY EQUIPMENT & SERVICES—6.1%		
53,900	Helmerich & Payne Inc.	1,526
35,100	SEACOR Smit Inc.*	1,443
196,000	Superior Energy Services Inc.*	1,605
106,000	W-H Energy Services Inc.*	1,762
		6,336
HEALTH CARE EQUIPMENT & SUPPLIES—4.7%		
117,200	Cyberonics Inc.*	1,875
49,500	Wilson Greatbatch Technologies Inc.*	1,385
94,800	Wright Medical Group Inc.*	1,632
		4,892
HEALTH CARE PROVIDERS & SERVICES—8.0%		
113,000	Alliance Imaging Inc.*	1,268
101,800	Cross Country Inc.*	1,256
101,700	Manor Care Inc.*	2,011
27,000	Pediatrix Medical Group Inc.*	1,080
200,000	PSS World Medical Inc.*	1,528
90,000	Select Medical Corp.*	1,165
		8,308
HOTELS RESTAURANTS & LEISURE—5.5%		
55,700	Cheesecake Factory Inc.*	1,888
118,400	Extended Stay America Inc.*	1,480
67,100	P.F. Chang's China Bistro Inc.*	2,315
		5,683
INSURANCE—4.7%		
41,200	Converium Holding AG ADR[1]	825
47,300	Philadelphia Consolidated Holding Corp.*	1,585
60,000	RenaissanceRe Holdings Ltd.	2,460
		4,870
IT CONSULTING & SERVICES—0.5%		
24,600	ProQuest Co.*	476
MEDIA—1.8%		
154,400	Entravision Communications Corp.*	1,847
OIL & GAS—1.9%		
281,100	Chesapeake Energy Corp.*	1,962
SEMICONDUCTOR EQUIPMENT & PRODUCTS—6.4%		
139,900	Brooks-PRI Automation Inc.*	2,139
130,000	Power Integrations Inc.*	2,293
94,000	Varian Semiconductor Equipment Associates Inc.*	2,239
		6,671

Harbor Small Cap Growth Fund
PORTFOLIO OF INVESTMENTS—Continued

COMMON STOCKS—Continued

Shares		Value (000s)
SOFTWARE—1.6%		
142,700	Precise Software Solutions Ltd.*	$ 1,655
SPECIALTY RETAIL—8.1%		
74,700	AnnTaylor Stores Corp.*	1,750
98,000	Cost Plus Inc.*	2,832
104,900	Guitar Center Inc.*	1,962
79,000	Williams-Sonoma Inc.*	1,880
		8,424
TOTAL COMMON STOCKS		
	(Cost $89,886)	86,643

SHORT-TERM INVESTMENT—19.6%
(Cost $20,416)

Principal Amount (000s)		Value (000s)
REPURCHASE AGREEMENT		
	Repurchase Agreement with State Street Bank & Trust dated October 31, 2002 due November 1, 2002 at 0.65% collateralized by a U.S. Treasury Note 2.125% October 31, 2004, par value of $20,700 (repurchase proceeds of $20,416	
$20,416	when closed on November 1, 2002)	$ 20,416
TOTAL INVESTMENTS—103.0%		
	(Cost $110,302)	107,059
CASH AND OTHER ASSETS, LESS LIABILITIES—(3.0%)		(3,108)
TOTAL NET ASSETS—100.0%		$103,951

---

1 ADR after the name of a foreign holding stands for American Depositary Receipts representing ownership of foreign securities. ADRs are issued by U.S. banking institutions.

* Non-income producing security.

The accompanying notes are an integral part of the financial statements.

DOMESTIC EQUITY

Harbor Large Cap Value Fund

PORTFOLIO OF INVESTMENTS—October 31, 2002

Common Stock Holdings (% of net assets)

(Excludes net cash and short-term investment of 4.0%)

Aerospace & Defense 2.0
Household Durables 2.2
Hotels Restaurants & Leisure 3.0
Chemicals 3.1
Banks 3.5
Electric Utilities 3.6
Electrical Equipment 3.7
Health Care Providers & Services 4.6
Specialty Retail 5.1
Oil & Gas 5.2
Food & Drug Retailing 5.5
Pharmaceuticals 6.3
Industrial Conglomerates 7.0
Commercial Services & Supplies 8.8
Media 9.6
Insurance 11.1
Diversified Financials 11.7

COMMON STOCKS—96.0%

Shares		Value (000s)
AEROSPACE & DEFENSE—2.0%		
120,300	Honeywell International Inc.	$ 2,880
BANKS—3.5%		
213,321	FleetBoston Financial Corp.	4,990
CHEMICALS—3.1%		
106,999	E.I. du Pont De Nemours & Co.	4,414
COMMERCIAL SERVICES & SUPPLIES—8.8%		
423,200	Cendant Corp.*	4,867
212,900	IMS Health Inc.	3,202
131,200	Pitney Bowes Inc.	4,402
		12,471

COMMON STOCKS—Continued

Shares		Value (000s)
DIVERSIFIED FINANCIALS—11.7%		
139,100	American Express Co.	$ 5,059
140,012	Citigroup Inc.	5,173
102,800	Federal Home Loan Mortgage Corp.	6,330
		16,562
ELECTRIC UTILITIES—3.6%		
101,100	Exelon Corp.	5,095
ELECTRICAL EQUIPMENT—3.7%		
109,700	Emerson Electric Co.	5,285
FOOD & DRUG RETAILING—5.5%		
148,400	CVS Corp.	4,115
163,800	Safeway Inc.*	3,784
		7,899
HEALTH CARE PROVIDERS & SERVICES—4.6%		
81,400	HCA Inc.	3,540
82,500	Oxford Health Plans Inc.	2,934
		6,474
HOTELS RESTAURANTS & LEISURE—3.0%		
189,300	Yum! Brands Inc.*	4,265
HOUSEHOLD DURABLES—2.2%		
66,700	Whirlpool Corp.	3,109
INDUSTRIAL CONGLOMERATES—7.0%		
169,600	General Electric Co.	4,282
137,600	Textron Inc.	5,642
		9,924
INSURANCE—11.1%		
98,000	Allstate Corp.	3,898
71,965	Chubb Corp.	4,059
112,000	John Hancock Financial Services Inc.	3,282
102,000	MGIC Investment Corp.	4,280
6,049	Travelers Property Casualty Corp. Cl. A	81
12,428	Travelers Property Casualty Corp. Cl. B	168
		15,768
MEDIA—9.6%		
246,200	Comcast Corp. Cl. A	5,665
45,100	Gannett Inc.	3,424
550,400	Liberty Media Corp. Series A*	4,552
		13,641
OIL & GAS—5.2%		
70,300	Devon Energy Corp.	3,550
88,300	Kerr-McGee Corp.	3,841
		7,391
PHARMACEUTICALS—6.3%		
91,300	Abbott Laboratories	3,823
94,300	Merck & Co Inc.	5,115
		8,938
SPECIALTY RETAIL—5.1%		
276,700	Office Depot Inc.*	3,982
157,900	RadioShack Corp.	3,300
		7,282
TOTAL COMMON STOCKS		
	(Cost $145,217)	136,388

Harbor Large Cap Value Fund
PORTFOLIO OF INVESTMENTS—Continued

SHORT-TERM INVESTMENT—4.3%
(Cost $6,122)

Principal Amount (000s)		Value (000s)
REPURCHASE AGREEMENT		
$ 6,122	Repurchase Agreement with State Street Bank & Trust dated October 31, 2002 due November 1, 2002 at 0.65% collateralized by a U.S. Treasury Note 2.125% October 31, 2004, par value of $6,210 (repurchase proceeds of $6,122 when closed on November 1, 2002)	$ 6,122
	TOTAL INVESTMENTS—100.3%	
	(Cost $151,339)	142,510
	CASH AND OTHER ASSETS, LESS LIABILITIES—(0.3%).................	(447)
	TOTAL NET ASSETS—100.0%..................................	$142,063

---

* Non-income producing security.

The accompanying notes are an integral part of the financial statements.

Harbor Mid Cap Value Fund
PORTFOLIO OF INVESTMENTS—October 31, 2002

Common Stock Holdings (% of net assets)
(Excludes net cash and short-term investment of 1.7%)

DOMESTIC EQUITY

Category	%
IT Consulting & Services	2.1
Leisure Equipment & Products	2.2
Media	2.4
Pharmaceuticals	2.5
Multiline Retail	2.8
Diversified Financials	2.9
Energy Equipment & Services	3.0
Food Products	3.0
Health Care Providers & Services	3.1
Software	3.1
Electronic Equipment & Instruments	3.2
Insurance	3.2
Electrical Equipment	3.4
Metals & Mining	3.4
Oil & Gas	4.0
Road & Rail	4.0
Machinery	4.3
Specialty Retail	4.6
Hotels Restaurants & Leisure	5.4
Electric Utilities	7.4
Semiconductor Equipment & Products	8.0
Banks	9.3
Commercial Services & Supplies	11.0

COMMON STOCKS—98.3%

Shares		Value (000s)
BANKS—9.3%		
5,700	Banknorth Group Inc.	$ 132
3,000	City National Corp.	136
4,700	Mercantile Bankshares Corp.	183
		451

COMMON STOCKS—Continued

Shares		Value (000s)
COMMERCIAL SERVICES & SUPPLIES—11.0%		
4,100	D&B*	$ 150
7,600	National Processing Inc.*	100
7,400	Republic Services Inc.*	152
6,900	Viad Corp.	134
		536
DIVERSIFIED FINANCIALS—2.9%		
12,100	Stilwell Financial Inc.	142
ELECTRIC UTILITIES—7.4%		
5,700	FirstEnergy Corp.	185
3,000	FPL Group Inc.	177
		362
ELECTRICAL EQUIPMENT—3.4%		
5,300	Cooper Industries Inc. Cl. A	167
ELECTRONIC EQUIPMENT & INSTRUMENTS—3.2%		
10,100	Jabil Circuit Inc.*	156
ENERGY EQUIPMENT & SERVICES—3.0%		
5,400	ENSCO International Inc.	146
FOOD PRODUCTS—3.0%		
5,900	Interstate Bakeries Corp.	147
HEALTH CARE PROVIDERS & SERVICES—3.1%		
6,900	Omnicare Inc.	150
HOTELS RESTAURANTS & LEISURE—5.4%		
4,200	Outback Steakhouse Inc.	143
16,500	Park Place Entertainment Corp.*	120
		263
INSURANCE—3.2%		
2,500	Ambac Financial Group Inc.	154
IT CONSULTING & SERVICES—2.1%		
4,600	SunGard Data Systems Inc.*	102
LEISURE EQUIPMENT & PRODUCTS—2.2%		
1,700	Polaris Industries Inc.	107
MACHINERY—4.3%		
4,750	PACCAR Inc.	210
MEDIA—2.4%		
11,800	Insight Communications Co. Inc. Cl. A*	115
METALS & MINING—3.4%		
3,900	Nucor Corp.	164
MULTILINE RETAIL—2.8%		
6,700	BJ's Wholesale Club Inc.*	135
OIL & GAS—4.0%		
5,200	EOG Resources Inc.	193
PHARMACEUTICALS—2.5%		
8,100	King Pharmaceuticals Inc.*	124
ROAD & RAIL—4.0%		
9,566	Werner Enterprises Inc.	196
SEMICONDUCTOR EQUIPMENT & PRODUCTS—8.0%		
28,000	Lattice Semiconductor Corp.*	190
6,400	Novellus Systems Inc.*	202
		392
SOFTWARE—3.1%		
4,000	Synopsys Inc.*	151
SPECIALTY RETAIL—4.6%		
2,200	Payless ShoeSource Inc.*	111
2,700	Ross Stores Inc.	113
		224
TOTAL COMMON STOCKS		
(Cost $5,275)		4,787

Harbor Mid Cap Value Fund
PORTFOLIO OF INVESTMENTS—Continued

SHORT-TERM INVESTMENT—3.2%
(Cost $154)

Principal Amount (000s)		Value (000s)

REPURCHASE AGREEMENT

	Repurchase Agreement with State Street Bank & Trust dated October 31, 2002 due November 1, 2002 at 0.65% collateralized by a U.S. Treasury Note 2.125% October 31, 2004, par value of $160 (repurchase proceeds of $154 when	
$ 154	closed on November 1, 2002).........................	$ 154

TOTAL INVESTMENTS—101.5%
(Cost $5,429)... 4,941

CASH AND OTHER ASSETS, LESS LIABILITIES—(1.5%) .... (74)

TOTAL NET ASSETS—100.0% $4,867

---

* Non-income producing security.

The accompanying notes are an integral part of the financial statements.

Harbor Small Cap Value Fund

PORTFOLIO OF INVESTMENTS—October 31, 2002

Common Stock Holdings (% of net assets)

(Excludes net cash and short-term investment of 12.5%)

Wireless Telecommunication Services 0.5
Building Products 0.9
Specialty Retail 0.9
Automobiles 1.0
Electronic Equipment & Instruments 1.1
Electric Utilities 1.8
Gas Utilities 1.8
Real Estate 1.9
Media 2.7
Pharmaceuticals 2.8
Multiline Retail 2.9
Software 3.1
Chemicals 3.4
Hotels Restaurants & Leisure 4.2
Insurance 5.3
Banks 5.5
Health Care Equipment & Supplies 5.7
Oil & Gas 6.1
Diversified Financials 7.4
Commercial Services & Supplies 7.8
Household Durables 9.0
Health Care Providers & Services 11.7

COMMON STOCKS—87.5%

Shares		Value (000s)
AUTOMOBILES—1.0%		
3,200	Winnebago Industries Inc.	$ 145

COMMON STOCKS—Continued

Shares		Value (000s)
BANKS—5.5%		
4,700	Astoria Financial Corp.	$ 123
22,500	BankUnited Financial Corp.*	365
4,600	Commerce Bancorp Inc.	211
1,900	Golden State Bancorp Inc	70
2,300	Hibernia Corp. Cl. A	45
		814
BUILDING PRODUCTS—0.9%		
8,600	Watsco Inc.	138
CHEMICALS—3.4%		
5,900	The Scotts Co. Cl. A*	281
5,300	Valspar Corp.	221
		502
COMMERCIAL SERVICES & SUPPLIES—7.8%		
37,100	Administaff Inc.*	226
11,600	Allied Waste Industries Inc.*	95
10,600	Global Payments Inc	299
9,200	Kelly Services Inc. Cl. A	218
10,200	NDCHealth Corp.	180
6,800	Republic Services Inc.*	140
		1,158
DIVERSIFIED FINANCIALS—7.4%		
9,400	AmeriCredit Corp.*	71
7,000	Eaton Vance Corp.	201
8,650	Jefferies Group Inc	360
11,600	Raymond James Financial Inc	363
1,100	Student Loan Corp	105
		1,100
ELECTRIC UTILITIES—1.8%		
12,100	PNM Resources Inc.	267
ELECTRONIC EQUIPMENT & INSTRUMENTS—1.1%		
3,500	FLIR Systems Inc.*	166
GAS UTILITIES—1.8%		
13,900	ONEOK Inc.	263
HEALTH CARE EQUIPMENT & SUPPLIES—5.7%		
10,300	Diagnostic Products Corp.	425
7,900	The Cooper Cos. Inc	419
		844
HEALTH CARE PROVIDERS & SERVICES—11.7%		
22,400	Covance Inc.*	499
5,700	Lincare Holdings Inc.*	194
5,700	Orthodontic Centers of America Inc.*	54
10,000	Pediatrix Medical Group Inc.*	400
16,800	Pharmaceutical Product Development Inc.*	460
11,600	Quintiles Transnational Corp.*	125
1,200	Service Corp. International*	4
1,200	Stewart Enterprises Inc. Cl. A*	7
		1,743
HOTELS RESTAURANTS & LEISURE—4.2%		
5,700	Brinker International Inc.*	162
4,600	CEC Entertainment Inc.*	128
6,000	Sonic Corp.*	140
13,600	WMS Industries Inc.*	193
		623

Harbor Small Cap Value Fund
PORTFOLIO OF INVESTMENTS—Continued

COMMON STOCKS—Continued

Shares		Value (000s)
HOUSEHOLD DURABLES—9.0%		
9,650	D.R. Horton Inc.	$ 186
200	Furniture Brands International Inc.*	4
9,400	Harman International Industries Inc.	526
14,200	Hovnanian Enterprises Inc. Cl. A*	537
3,500	Snap-on Inc.	91
		1,344
INSURANCE—5.3%		
8,800	Commerce Group Inc.	301
9,100	Philadelphia Consolidated Holding Corp.*	305
6,700	Protective Life Corp.	191
		797
MEDIA—2.7%		
34,400	Sinclair Broadcast Group Inc. Cl. A*	407
MULTILINE RETAIL—2.9%		
15,750	Fred's Inc. Cl. A	430
OIL & GAS—6.1%		
17,200	Pioneer Natural Resources Co.*	428
12,100	Swift Energy Co.*	87
16,700	XTO Energy Inc.	402
		917
PHARMACEUTICALS—2.8%		
3,200	Barr Laboratories Inc.*	188
13,700	KV Pharmaceutical Co.*	235
		423
REAL ESTATE—1.9%		
3,500	Alexandria Real Estate Equities Inc.	147
4,600	SL Green Realty Corp.	134
		281

COMMON STOCKS—Continued

Shares		Value (000s)
SOFTWARE—3.1%		
8,200	Cerner Corp.*	$ 292
19,700	Verity Inc.*	178
		470
SPECIALTY RETAIL—0.9%		
7,100	Movie Gallery Inc	129
WIRELESS TELECOMMUNICATION SERVICES—0.5%		
55,200	American Tower Corp. Cl. A*	78
TOTAL COMMON STOCKS		
(Cost $13,148)		13,039

SHORT-TERM INVESTMENT—8.8%
(Cost $1,310)

Principal Amount (000s)		Value (000s)
REPURCHASE AGREEMENT		
	Repurchase Agreement with State Street Bank & Trust dated October 31, 2002 due November 1, 2002 at 0.65% collateralized by a U.S. Treasury Note 2.125% October 31, 2004, par value of $1,330 (repurchase proceeds of $1,310	
$1,310	when closed on November 1, 2002)	1,310
TOTAL INVESTMENTS—96.3%		
(Cost $14,458)		14,349
CASH AND OTHER ASSETS, LESS LIABILITIES—3.7%		557
TOTAL NET ASSETS—100.0%		$14,906

---

*   Non-income producing security.

The accompanying notes are an integral part of the financial statements.

Harbor Domestic Equity Funds
STATEMENT OF ASSETS AND LIABILITIES—October 31, 2002

(All amounts in Thousands, except per share amounts)

	Harbor Capital Appreciation	Harbor Mid Cap Growth	Harbor Growth	Harbor Small Cap Growth	Harbor Large Cap Value	Harbor Mid Cap Value	Harbor Small Cap Value
ASSETS							
Investments, at identified cost*	**$ 5,381,728**	**$11,797**	**$ 72,508**	**$110,302**	**$151,339**	**$5,429**	**$14,458**
Investments, at value	$ 5,086,736	$ 8,681	$ 58,450	$ 86,643	$136,388	$4,787	$13,039
Repurchase agreements	—	438	—	20,416	6,122	154	1,310
Receivables for:							
Investments sold	36,977	191	7,410	96	—	—	—
Capital shares sold	5,677	2	30	110	135	7	562
Dividends	3,558	1	—	4	71	2	7
Interest	7	—	47	—	—	—	—
Withholding tax receivable	27	—	—	—	—	—	—
Other assets	171	—	56	9	58	—	—
Total Assets	**5,133,153**	**9,313**	**65,993**	**107,278**	**142,774**	**4,950**	**14,918**
LIABILITIES							
Payables for:							
Investments purchased	65,331	325	—	2,862	—	43	—
Capital shares reacquired	8,832	—	106	370	605	32	—
Written Options, at value (premiums received: $494; $0; $0; $0; $0; $0; $0)	561	—	—	—	—	—	—
Accrued expenses:							
Management fees	2,415	4	113	55	76	2	6
Trustees' fees	27	—	1	—	—	—	—
Transfer agent fees	334	3	21	8	9	—	—
Other	161	7	6	32	21	6	6
Total Liabilities	**77,661**	**339**	**247**	**3,327**	**711**	**83**	**12**
NET ASSETS	**$ 5,055,492**	**$ 8,974**	**$ 65,746**	**$103,951**	**$142,063**	**$4,867**	**$14,906**
Net assets consist of:							
Paid-in capital	$ 8,408,252	$16,802	$154,794	$116,410	$174,202	$5,669	$15,266
Undistributed net investment income	8,950	—	—	—	521	—	—
Accumulated net realized loss	(3,066,652)	(5,150)	(74,990)	(9,216)	(23,831)	(314)	(251)
Unrealized depreciation of investments	(295,058)	(2,678)	(14,058)	(3,243)	(8,829)	(488)	(109)
	$ 5,055,492	$ 8,974	$ 65,746	$103,951	$142,063	$4,867	$14,906
Shares of beneficial interest	240,318	2,170	10,003	12,021	12,425	584	1,493
Net asset value, offering and redemption price per share	$ 21.04	$ 4.14	$ 6.57	$ 8.65	$ 11.43	$ 8.33	$ 9.99

* Including repurchase agreements and short-term investments.

The accompanying notes are an integral part of the financial statements.

Harbor Domestic Equity Funds
STATEMENT OF OPERATIONS—Year Ended October 31, 2002

(All amounts in Thousands)

	Harbor Capital Appreciation	Harbor Mid Cap Growth	Harbor Growth	Harbor Small Cap Growth	Harbor Large Cap Value	Harbor Mid Cap Value[1]	Harbor Small Cap Value[2]
Investment Income:							
Dividends	$ 48,742	$ 8	$ 47	$ 75	$ 2,249	$ 23	$ 43
Interest	3,563	3	476	50	104	1	3
Foreign taxes withheld	(421)	—	—	—	(1)	—	—
Total Investment Income	**51,884**	**11**	**523**	**125**	**2,352**	**24**	**46**
Operating Expenses:							
Management fees	36,384	81	811	387	932	19	47
Shareholder communications	587	3	25	29	34	—	2
Custodian fees	254	31	27	20	29	15	26
Transfer agent fees	3,883	17	217	23	128	2	6
Professional fees	360	2	39	20	16	4	7
Trustees' fees and expenses	119	—	1	1	2	—	—
Registration fees	218	21	29	38	26	37	35
Miscellaneous	90	9	13	8	24	1	8
Total operating expenses	41,895	164	1,162	526	1,191	78	131
Management fees waived	—	(21)	—	(18)	—	(5)	(12)
Other operating expenses waived	—	(12)	—	(18)	—	(43)	(44)
Net operating expenses	41,895	131	1,162	490	1,191	30	75
Interest expense on swap agreements	434	—	—	—	—	—	—
Net Investment Income/(Loss)	**9,555**	**(120)**	**(639)**	**(365)**	**1,161**	**(6)**	**(29)**
Realized and Unrealized Gain/(Loss) on Investment Transactions:							
Net realized loss on:							
Investments	(1,127,244)	(2,902)	(64,095)	(8,606)	(10,349)	(314)	(251)
Foreign currency transactions	(353)	—	—	—	—	—	—
Swap agreements	(26,440)	—	—	—	—	—	—
Change in net unrealized appreciation/(depreciation) of:							
Investments	(171,946)	(455)	25,373	(3,298)	(13,779)	(488)	(109)
Translation of assets and liabilities in foreign currencies	2	—	—	—	—	—	—
Net loss on investment transactions	(1,325,981)	(3,357)	(38,722)	(11,904)	(24,128)	(802)	(360)
Net decrease in net assets resulting from operations	**$(1,316,426)**	**$(3,477)**	**$(39,361)**	**$(12,269)**	**$(22,967)**	**$(808)**	**$(389)**

1 For the period March 1, 2002 (inception) through October 31, 2002.

2 For the period December 14, 2001 (inception) through October 31, 2002.

The accompanying notes are an integral part of the financial statements.

Harbor Domestic Equity Funds
STATEMENT OF CHANGES IN NET ASSETS

(All amounts in Thousands)

DOMESTIC EQUITY

	Harbor Capital Appreciation		Harbor Mid Cap Growth	
	November 1, 2001 through October 31, 2002	November 1, 2000 through October 31, 2001	November 1, 2001 through October 31, 2002	November 1, 2000 through October 31, 2001
Increase/(Decrease) in Net Assets:				
Operations:				
Net investment income/(loss)	$ 9,555	$ 10,626	$ (120)	$ (82)
Net realized loss on investments, foreign currency transactions and swap agreements	(1,154,037)	(1,807,374)	(2,902)	(2,248)
Net unrealized appreciation/(depreciation) of investments	(171,944)	(1,461,985)	(455)	(2,223)
Net decrease in net assets resulting from operations	**(1,316,426)**	**(3,258,733)**	**(3,477)**	**(4,553)**
Distributions to shareholders:				
Net investment income	(9,070)	—	—	—
Net realized gain on investments	—	(1,154,660)	—	—
Total distributions to shareholders	**(9,070)**	**(1,154,660)**	**—**	**—**
Capital share transactions:				
Net proceeds from sale of shares	2,158,700	2,165,435	8,019	16,950
Net asset value of shares issued in connection with reinvestment of:				
Dividends from net investment income	8,354	—	—	—
Distributions from net realized gain on investments	—	1,114,970	—	—
Cost of shares reacquired	(1,806,165)	(1,947,230)	(5,320)	(2,645)
Net increase/(decrease) derived from capital transactions	**360,889**	**1,333,175**	**2,699**	**14,305**
Net increase/(decrease) in net assets	(964,607)	(3,080,218)	(778)	9,752
Net Assets:				
Beginning of period	6,020,099	9,100,317	9,752	—
End of period*	**$ 5,055,492**	**$ 6,020,099**	**$ 8,974**	**$ 9,752**
Number of Capital Shares:				
Sold	83,590	66,131	1,478	2,099
Reinvested in payment of investment income dividends	284	—	—	—
Reinvested in payment of capital gain distributions	—	32,784	—	—
Reacquired	(71,575)	(59,853)	(1,036)	(371)
Net increase/(decrease) in shares outstanding	12,299	39,062	442	1,728
Outstanding:				
Beginning of period	228,019	188,957	1,728	—
End of period	240,318	228,019	2,170	1,728
* Includes undistributed net investment income of:	$ 8,950	$ 9,072	$ —	$ —

The accompanying notes are an integral part of the financial statements.

26

	Harbor Growth		Harbor Small Cap Growth		Harbor Large Cap Value		Harbor Mid Cap Value	Harbor Small Cap Value
	November 1, 2001 through October 31, 2002	November 1, 2000 through October 31, 2001	November 1, 2001 through October 31, 2002	November 1, 2000 through October 31, 2001	November 1, 2001 through October 31, 2002	November 1, 2000 through October 31, 2001	March 1, 2002 through October 31, 2002	December 14, 2001 through October 31, 2002
	$ (639)	$ (305)	$ (365)	$ (65)	$ 1,161	$ 2,286	$ (6)	$ (29)
	(64,095)	(11,022)	(8,606)	(610)	(10,349)	(10,630)	(314)	(251)
	25,373	(133,296)	(3,298)	55	(13,779)	3,472	(488)	(109)
	(39,361)	(144,623)	(12,269)	(620)	(22,967)	(4,872)	(808)	(389)
	—	(82)	—	—	(570)	(2,421)	—	—
	—	(17,428)	—	—	—	(1,898)	—	—
	—	(17,510)	—	—	(570)	(4,319)	—	—
	33,364	58,621	115,859	19,457	80,102	38,924	6,513	18,231
	—	81	—	—	548	2,324	—	—
	—	17,198	—	—	—	1,836	—	—
	(46,208)	(71,415)	(16,956)	(1,520)	(45,079)	(51,479)	(838)	(2,936)
	(12,844)	4,485	98,903	17,937	35,571	(8,395)	5,675	15,295
	(52,205)	(157,648)	86,634	17,317	12,034	(17,586)	4,867	14,906
	117,951	275,599	17,317	—	130,029	147,615	—	—
	$ 65,746	$ 117,951	$103,951	$17,317	$142,063	$130,029	$4,867	$14,906
	3,572	3,837	12,068	1,935	5,846	5,391	678	1,788
	—	5	—	—	40	133	—	—
	—	1,040	—	—	—	178	—	—
	(5,142)	(4,682)	(1,829)	(153)	(3,458)	(6,337)	(94)	(295)
	(1,570)	200	10,239	1,782	2,428	(635)	584	1,493
	11,573	11,373	1,782	—	9,997	10,632	—	—
	10,003	11,573	12,021	1,782	12,425	9,997	584	1,493
	$ —	$ —	$ —	$ —	$ 521	$ 56	$ —	$ —

Harbor Domestic Equity Funds Financial Highlights
SELECTED DATA FOR A SHARE OUTSTANDING FOR THE PERIODS PRESENTED

DOMESTIC EQUITY

| Year/Period Ended | Net Asset Value Beginning of Period | Income From Investment Operations | | | Less Distributions | |
		Net Investment Income/(Loss)	Net Realized and Unrealized Gains/(Losses) on Investments, Swap Agreements and Foreign Currency Contracts	Total from Investment Operations	Dividends from Net Investment Income	Distributions from Net Realized Capital Gains[5]
HARBOR CAPITAL APPRECIATION FUND						
October 31, 2002	$26.40	$ .04	$ (5.36)	$ (5.32)	$(.04)	$ —
October 31, 2001	48.16	.04	(15.63)	(15.59)	—	(6.17)
October 31, 2000	46.92	—	5.84	5.84	—	(4.60)
October 31, 1999	33.51	(.02)	15.78	15.76	(.07)	(2.28)
October 31, 1998	34.01	.07	4.35	4.42	(.07)	(4.85)
HARBOR MID CAP GROWTH FUND						
October 31, 2002	$ 5.64	$(.06)[c]	$ (1.44)	$ (1.50)	$ —	$ —
October 31, 2001[1]	10.00	—	(4.36)	(4.36)	—	—
HARBOR GROWTH FUND						
October 31, 2002[2]	$10.19	$(.06)	$ (3.56)	$ (3.62)	$ —	$ —
October 31, 2001	24.23	—	(12.48)	(12.48)	(.01)	(1.55)
October 31, 2000	17.52	—	7.90	7.90	—	(1.19)
October 31, 1999	10.81	(.07)	7.85	7.78	—	(1.07)
October 31, 1998	14.20	(.04)	(1.07)	(1.11)	—	(2.28)
HARBOR SMALL CAP GROWTH FUND						
October 31, 2002[2]	$ 9.72	$(.03)[c]	$ (1.04)	$ (1.07)	$ —	$ —
October 31, 2001[1]	10.00	—	(.28)	(.28)	—	—
HARBOR LARGE CAP VALUE FUND						
October 31, 2002	$13.01	$ .10	$ (1.63)	$ (1.53)	$(.05)	$ —
October 31, 2001	13.88	.24	(.68)	(.44)	(.24)	(.19)
October 31, 2000	15.40	.27	.08	.35	(.30)	(1.57)
October 31, 1999	15.21	.27	1.80	2.07	(.25)	(1.63)
October 31, 1998	18.17	.27	.79	1.06	(.28)	(3.74)
HARBOR MID CAP VALUE FUND						
October 31, 2002[3]	$10.00	$ —	$ (1.67)	$ (1.67)	$ —	$ —
HARBOR SMALL CAP VALUE FUND						
October 31, 2002[4]	$10.00	$(.02)[c]	$ .01	$ (.01)	$ —	$ —

1 Commenced operations on November 1, 2000.

2 After the close of business on October 31, 2002, the Harbor Small Cap Growth Fund was merged with and into Harbor Growth Fund. The accounting survivor of the merger is the Harbor Small Cap Growth Fund. Effective November 1, 2002, Harbor Growth Fund changed its name to ''Harbor Small Cap Growth Fund.''

3 Commenced operations on March 1, 2002.

4 Commenced operations on December 14, 2001.

5 Includes both short-term and long-term capital gains.

6 Percentage does not reflect reduction for credit balance arrangements (see Note 4 to financial statements).

a Annualized.

b Unannualized.

c Reflects the Adviser's waiver of a portion of its management fees and other operating expenses.

d The total returns would have been lower had certain expenses not been waived during the periods shown.

e Dividend expense from investments sold short.

f Interest expense for swap agreements.

The accompanying notes are an integral part of the financial statements.

Total Distributions	Net Asset Value End of Period	Total Return	Net Assets End of Period (000s)	Ratio of Operating Expenses to Average Net Assets (%)[6]	Ratio of Operating Expenses Not Imposed to Average Net Assets (%)	Ratio of Operating Expenses Net of All Offsets to Average Net Assets (%)	Ratio of Interest/Dividend Expense to Average Net Assets (%)	Ratio of Net Investment Income/(Loss) to Average Net Assets (%)	Portfolio Turnover (%)
$ (.04)	$21.04	(20.20)%	$5,055,492	.69%	—%	.69%	.01%[f]	.16%	76%
(6.17)	26.40	(35.23)	6,020,099	.66	—	.66	—	.15	89
(4.60)	48.16	12.26	9,100,317	.64	—	.64	—	(.07)	86
(2.35)	46.92	48.59	6,484,801	.66	—	.66	—	(.05)	68
(4.92)	33.51	15.72	3,833,598	.68	—	.68	—	.24	70
$ —	$ 4.14	(26.77)%[d]	$ 8,974	1.20%[c]	.31%	1.20%[c]	—%	(1.11)%[c]	70%
—	5.64	(43.60)[d]	9,752	1.20[c]	.53	1.20[c]	—	(.92)[c]	61
$ —	$ 6.57	(35.53)%	$ 65,746	1.08%	—%	1.08%	—%	(.59)%	48%
(1.56)	10.19	(53.96)	117,951	.95	—	.95	—	(.17)	9
(1.19)	24.23	45.92	275,599	.88	—	.87	—	.02	13
(1.07)	17.52	76.51	145,249	.90	—	.90	—	(.54)	13
(2.28)	10.81	(8.73)	88,030	1.00	—	1.00	—	(.30)	23
$ —	$ 8.65	(11.01)%[d]	$ 103,951	.95%[c]	.08%	.95%[c]	—%	(.71)%[c]	50%
—	9.72	(2.80)[d]	17,317	1.20[c]	.63	1.20[c]	—	(.67)[c]	56
$ (.05)	$11.43	(11.83)%	$ 142,063	.77%	—%	.77%	—%	.75%	35%
(.43)	13.01	(3.20)	130,029	.77	—	.77	.14[e]	1.64	194
(1.87)	13.88	3.07	147,615	.80	—	.80	.16[e]	2.05	106
(1.88)	15.40	14.60	157,382	.76	—	.76	—	1.65	110
(4.02)	15.21	6.69	170,468	.79	—	.79	—	1.67	114
$ —	$ 8.33	(16.70)%[b,d]	$ 4,867	1.20%[a,c]	1.93%[a]	1.20%[a,c]	—%	(.22)%[a,c]	41%[b]
$ —	$ 9.99	(.10)%[b,d]	$ 14,906	1.20%[a,c]	.90%[a]	1.20%[a,c]	—%	(.46)%[a,c]	20%[b]

29

Harbor International Equity Funds
MANAGERS' COMMENTARY (Unaudited)

The following performance figures are annualized for each Fund. Unless otherwise stated, all comments pertain to the fiscal year ended October 31, 2002. The comparative market indices reflect no operating or transaction costs; however the Funds' total returns are net of these costs. Performance data quoted represents past performance and is not predictive of future performance. The returns shown in the graphs and tables do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

HARBOR INTERNATIONAL FUND
Inception Date—December 29, 1987

Net Asset Value:

10/31/2002	$26.69
10/31/2001	$28.65

Total Return for Periods Ended 10/31/2002			
Fund/Index	1 Year	5 Years	10 Years
Harbor International Fund	−3.19%	1.28%	10.07%
EAFE	−13.21%	−3.12%	4.05%



During a period of broad declines for global equity markets, the Harbor International Fund posted a negative total return but outpaced the EAFE index by more than 10 percentage points for the fiscal year ended October 31, 2002. The Fund also outperformed the index by wide margins for the latest 5- and 10-year periods.
- Portfolio holdings in food, beverage, tobacco and other consumer staples produced double-digit returns, providing a major contribution to both absolute and relative performance. The Fund was overweighted in consumer staples, and its holdings in that sector outperformed those in the index.
- The Fund also was overweighted in the basic materials sector. Its holdings in paper and forest products, metals, and other basic materials stocks contributed positive returns and outpaced those in the index by a substantial margin.
- Financial services stocks in the portfolio were a major detractor from performance, although they slightly outpaced those in the benchmark. Believing that some holdings faced the possibility of narrowing profit margins, the manager gradually reduced the Fund's exposure to the financial services area.
- The Fund's largest country exposures were in the United Kingdom, France, and Switzerland, which accounted for about 50% of total assets as of October 31, 2002. Portfolio holdings in all three of these countries outperformed those in the index.
- The Fund continued to be underweighted in Japan. However, the Fund's Japanese investments, principally in major companies with global markets, produced positive double-digit returns for the period, while those in the index were down at double-digit rates.
- The Harbor International Fund II was merged into the Harbor International Fund after the close of business on October 31, 2002.

HARBOR INTERNATIONAL FUND II
Inception Date—June 1, 1996

Net Asset Value:

10/31/2002	$9.19
10/31/2001	$10.00

Total Return for Periods Ended 10/31/2002			
Fund/Index	1 Year	5 Years	Since Inception
Harbor International Fund II	−5.73%	−1.33%	2.09%
EAFE	−13.21%	−3.12%	−1.84%



The Harbor International Fund II posted a negative total return for the 12 months ended October 31, 2002, as global equity markets experienced a sharp decline. However, favorable stock selection enabled the Fund to outperform the EAFE index by more than seven percentage points for the fiscal year.
- Investments in the basic materials, consumer discretionary, and consumer staples sectors all produced positive returns for the Fund. Portfolio holdings in those sectors also outpaced those in the EAFE index.
- The Fund's largest portfolio weightings were in the financial services, basic materials, and consumer discretionary sectors, accounting for about 70% of total assets as of October 31, 2002. Financial services stocks in the portfolio produced a negative return but outpaced those in the index. Holdings in energy, industrials, and information technology slightly underperformed those in the index.
- The Fund's most significant underweighting by country was in Japan. Japanese stocks in the portfolio produced a positive return while those in the index were down sharply.
- The Fund's largest country exposures were in France, the United Kingdom, and Switzerland, which accounted for about 57% of total assets as of October 31, 2002. Portfolio holdings in all three of these countries outperformed those in the index.

Northern Cross Investments Limited became the new subadviser of the Fund effective August 1, 2002. After the close of business on October 31, 2002, the Fund was merged into the Harbor International Fund, which also is managed by Northern Cross Investments.

Harbor International Equity Funds
MANAGERS' COMMENTARY (Unaudited)—Continued

Actual return and principal value on an investment will fluctuate, and the shares, when redeemed, may be worth more or less than their original cost. Because the Funds invest primarily in securities of foreign companies, there is a greater risk that the Funds' share prices will fluctuate more than if the Funds invested in domestic issuers. For information on the risks associated with these Funds, please refer to the Harbor Fund prospectus.

HARBOR INTERNATIONAL GROWTH FUND
Inception Date—November 1, 1993

Net Asset Value: 10/31/2002 $6.74 / 10/31/2001 $8.44

Total Return for Periods Ended 10/31/2002			
Fund/Index	1 Year	5 Years	Since Inception
Harbor International Growth Fund	−20.13%	−11.59%	−1.02%
EAFE Growth	−11.69%	−5.34%	−1.37%

During a period of continued weakness in international equity markets, the Harbor International Growth Fund posted a negative total return and underperformed the EAFE Growth index for the year ended October 31, 2002. Mastholm Asset Management, LLC, became the new subadviser of the Fund on December 1, 2001.
- Stock specific losses in several companies detracted from both absolute and relative performance during the reporting period. Elan Corporation and BCE suffered losses early in the year after accounting and other management irregularities became public. More recently, the portfolio lost value as Talisman Energy reported a lower than expected production increase and Thomson SA announced a controversial strategy for royalty payments related to DVDs.
- The portfolio management team has increased the number of holdings to 59 positions as of October 31, 2002, in order to reduce the impact of any disappointing news affecting individual stocks during this difficult bear market environment. At the end of the fiscal year, international growth stocks were at their lowest valuations relative to value stocks in recent history, after leading the market higher in the late 1990's.
- The fund was underweighted in technology and telecommunications stocks — sectors that generally have not met the manager's selection criterion of improving earnings performance. These sectors continued to exhibit poor earnings growth and declining prospective earnings growth during the period. Rallies in technology and telecommunications stocks in the fourth quarter of 2001 and more recently in October 2002 resulted from the sectors having been oversold prior to these rapid technical run-ups in prices.



COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT IN HARBOR INTERNATIONAL GROWTH FUND AND EAFE GROWTH

Periods ending October 31

HARBOR GLOBAL EQUITY FUND
Inception Date—February 1, 2001

Net Asset Value: 10/31/2002 $6.06 / 10/31/2001 $7.39

Total Return for Periods Ended 10/31/2002			
Fund/Index	1 Year	5 Years	Since Inception
Harbor Global Equity Fund	−17.94%	N/A	−24.86%
MSCI World	−14.85%	−1.59%	−21.68%

The Harbor Global Equity Fund underperformed the MSCI World index during the year ended October 31, 2002. Despite some evidence of global economic recovery, stocks fell during the period due to concerns over the quality of corporate earnings, the stability of consumer spending, and mounting tension between the U.S. and Iraq.
- Stock selection in the consumer staples and industrial sectors was the primary detractor from the Fund's performance. In the consumer staples area, tobacco companies had the biggest negative impact on performance. In the industrial sector, exposure to airlines and defense contractors hurt the relative performance of the Fund.
- An underweighted position in information technology stocks benefited the Fund's performance over the period, as technology was the worst performing of the 10 major industrial sectors as defined by Morgan Stanley Capital International. The Fund also benefited from stock selection within the technology sector, avoiding some of the worst performing companies in the benchmark.
- Another positive area for the Fund was the health care sector. An overweighted position in service providers and an underweighted position in major pharmaceuticals produced strong relative performance compared with the index.
- Exposure to emerging markets also benefited the Fund over the past year. The Fund held positions in several industry-leading companies based in emerging market regions that, in the manager's view, were trading at attractive valuations relative to their global industry peers. The majority of the Fund's emerging markets holdings were based in South Korea, Mexico and Brazil.



COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT IN HARBOR GLOBAL EQUITY FUND AND MCSI WORLD

For the period February 1, 2001 (inception) through October 31, 2002

Harbor International Fund
PORTFOLIO OF INVESTMENTS—October 31, 2002

INTERNATIONAL EQUITY

Investment Holdings by Country (% of net assets)
(Excludes net cash and short-term investments of 7.3%)



Country	%
South Korea (S. KOR)	0.5
Spain (SP)	0.5
Norway (NOR)	1.0
Hong Kong (HK)	1.1
China (CHN)	1.4
South Africa (S. AFR)	1.5
Singapore (SGP)	1.6
Australia (AUS)	1.8
Denmark (DEN)	1.8
Germany (GER)	2.4
Italy (IT)	2.6
Finland (FIN)	2.9
Brazil (BR)	3.4
Japan (JP)	6.4
Netherlands (NET)	6.7
Sweden (SW)	7.0
Switzerland (SWS)	12.2
France (FR)	16.9
United Kingdom (UK)	21.0

COMMON STOCKS—92.7%

Shares		Value (000s)
AUTO COMPONENTS—3.2%		
3,425,000	Continental AG (GER)	$ 48,980
2,143,878	Michelin—Registered (FR)	62,208
		111,188
AUTOMOBILES—2.2%		
1,782,226	Peugeot SA (FR)	75,457

COMMON STOCKS—Continued

Shares		Value (000s)
BANKS—12.8%		
4,739,398	ABN Amro Holding NV (NET)	$ 69,463
9,415,000,000	Banco Bradesco SA Pfd. (BR)	25,067
684,200	Bankinter SA—Registered (SP)	17,960
1,267,766	BNP Paribas (FR)	50,443
22,742,026	IntesaBci SpA (IT)	38,546
500,000	Kookmin Bank (S. KOR)	16,592
5,476,733	San Paolo IMI SpA (IT)	34,100
5,749,028	Standard Chartered plc (UK)	66,869
1,401,936	UBS AG—Registered (SWS)	66,644
7,488,842	United Overseas Bank Ltd. (Alien Market) (SGP)	56,796
		442,480
BEVERAGES—2.6%		
8,076,537	Diageo plc (UK)	90,974
BUILDING PRODUCTS—1.0%		
1,553,600	Compagnie de Saint-Gobain (FR)	33,672
CHEMICALS—2.5%		
1,868,619	Bayer AG (GER)	35,384
3,589,446	The BOC Group plc (UK)	50,448
		85,832
COMMUNICATIONS EQUIPMENT—1.8%		
484,360	Ericsson (LM) Tel Ab Cl. B ADR (SW)[1]*	3,822
73,922,904	Ericsson (LM) Tel Ab Series B (SW)*	59,554
		63,376
DIVERSIFIED FINANCIALS—1.5%		
2,452,938	ING Groep NV (NET)	40,945
2,721,000	Swire Pacific Ltd. Cl. A (HK)	11,443
		52,388
FOOD PRODUCTS—2.8%		
448,000	Nestle SA—Registered (SWS)	95,812
HOTELS RESTAURANTS & LEISURE—1.5%		
1,425,565	Accor SA (FR)	50,508
HOUSEHOLD DURABLES—2.3%		
464,303	Hunter Douglas NV (NET)	11,380
1,591,200	Sony Corp. (JP)	68,306
		79,686
INSURANCE—4.9%		
3,450,000	Aegon NV (NET)	46,678
3,956,272	AXA SA (FR)	58,923
451,820	Swiss Reinsurance Co. (SWS)	31,294
348,091	Zurich Financial Services Group (SWS)	32,695
		169,590
LEISURE EQUIPMENT & PRODUCTS—0.9%		
1,158,000	Fuji Photo Film Co. (JP)	31,882
MEDIA—1.9%		
2,747,919	News Corp. Ltd. ADR (AUS)[1]	63,834
METALS & MINING—12.3%		
4,748,740	Anglo American plc ADR (UK)[1]	59,882
2,000,000	AngloGold Ltd. ADR (S. AFR)[1]	50,340
5,014,200	Arcelor (FR)*	54,065
13,440,428	BHP Billiton plc ADR (UK)[1]	131,212
1,750,000	Companhia Vale do Rio Doce Pfd. (BR)	44,951
1,399,163	Pechiney SA Series A (FR)	43,088
2,217,439	Rio Tinto plc—Registered (UK)	40,040
		423,578
OFFICE ELECTRONICS—3.5%		
3,240,000	Canon Inc. (JP)	119,291

Harbor International Fund
PORTFOLIO OF INVESTMENTS—Continued

COMMON STOCKS—Continued

Shares		Value (000s)
OIL & GAS—12.6%		
11,393,662	BG Group plc (UK)	$ 45,421
14,861,216	BP plc (UK)	95,256
300,740,950	China Petroleum & Chemical Corp. (CHN)	46,657
1,250,000	Eni SpA (IT)	17,320
862,300	Norsk Hydro ASA (NOR)	33,135
3,899,443	Petroleo Brasileiro SA-PETROBRAS Pfd. (BR)	47,660
1,434,000	Royal Dutch Petroleum Co. ADR (NET)[1]	61,346
630,677	Total Fina Elf SA Series B (FR)*	86,701
		433,496
PAPER & FOREST PRODUCTS—5.4%		
1,405,900	Holmen Ab Series B (SW)	34,897
2,450,000	Stora Enso Ojy Series R (FIN)	25,472
1,780,704	Svenska Cellulosa Ab Series B (SW)	54,281
2,257,809	UPM-Kymmene Corp. (FIN)	73,078
		187,728
PHARMACEUTICALS—5.7%		
585,000	Aventis SA (FR)	34,949
2,612,760	Novartis AG—Registered (SWS)	99,397
2,225,900	Novo Nordisk A/S Series B (DEN)	61,231
		195,577
SPECIALTY RETAIL—2.8%		
5,538,700	Compagnie Financiere Richemont AG—Bearer (SWS)	95,437
TOBACCO—6.8%		
8,141,947	British American Tobacco plc (UK)	83,246
3,900,000	Imperial Tobacco Group plc (UK)	60,971
12,436,474	Swedish Match Ab (SW)	89,359
		233,576
TRANSPORTATION INFRASTRUCTURE—0.9%		
43,779,732	Eurotunnel SA Units (FR)*	31,585
	Eurotunnel SA Warrants (FR)*	
19,000,000	Expire 10/30/2003	376
		31,961
WIRELESS TELECOMMUNICATION SERVICES—0.8%		
10,725,000	China Mobile (Hong Kong) Ltd. (HK)*	26,402
TOTAL COMMON STOCKS		
(Cost $2,609,060)		3,193,725

SHORT-TERM INVESTMENTS—7.8%

Principal Amount (000s)		Value (000s)
COMMERCIAL PAPER		
	American Express Credit Corp. Yrs 1&2	
$ 20,000	1.750%—11/05/2002	$ 20,000
18,117	1.740%—11/13/2002	18,117
20,000	1.680%—11/18/2002	20,000
10,067	1.680%—11/19/2002	10,067
20,606	1.650%—11/20/2002	20,606
		88,790
	Citicorp	
20,000	1.650%—11/07/2002	20,000
20,000	1.600%—11/14/2002	20,000
		40,000
	Exxon Project Investment Yrs 3&4	
11,810	1.730%—11/08/2002	11,810
	General Electric Capital Corp.	
18,772	1.750%—11/04/2002	18,772
13,785	1.760%—11/06/2002	13,785
12,242	1.720%—11/08/2002	12,242
20,000	1.750%—11/12/2002	20,000
20,000	1.700%—11/15/2002	20,000
9,000	1.680%—11/19/2002	9,000
		93,799
	Prudential Funding Corp.	
20,000	1.720%—11/01/2002	20,000
15,883	1.700%—11/06/2002	15,883
		35,883
TOTAL SHORT-TERM INVESTMENTS		
(Cost $270,282)		270,282
TOTAL INVESTMENTS—100.5%		
(Cost $2,879,342)		3,464,007
CASH AND OTHER ASSETS, LESS LIABILITIES—(0.5%)		(17,997)
TOTAL NET ASSETS—100.0%		$3,446,010

INTERNATIONAL EQUITY

---

1   ADR after the name of a foreign holding stands for American Depositary Receipts representing ownership of foreign securities. ADRs are issued by U.S. banking institutions.

*   Non-income producing security.

The accompanying notes are an integral part of the financial statements.

Harbor International Fund II

PORTFOLIO OF INVESTMENTS—October 31, 2002

Investment Holdings by Country (% of net assets)

(Excludes net cash of –4.6%)



Germany (GER) 1.0
China (CHN) 1.6
Italy (IT) 1.6
Denmark (DEN) 1.8
Singapore (SGP) 2.4
South Africa (S. AFR) 2.6
Australia (AUS) 2.9
Hong Kong (HK) 3.6
Sweden (SW) 4.1
Brazil (BR) 4.8
Finland (FIN) 5.1
Netherlands (NET) 7.8
Japan (JP) 8.3
Switzerland (SWS) 15.9
United Kingdom (UK) 19.8
France (FR) 21.3

COMMON STOCKS—104.6%

Shares		Value (000s)
AUTO COMPONENTS—2.8%		
43,467	Michelin—Registered (FR)	$ 1,261
AUTOMOBILES—3.2%		
34,474	Peugeot SA (FR)	1,460
BANKS—14.8%		
103,201	ABN Amro Holding NV (NET)	1,513
120,000,000	Banco Bradesco SA Pfd. (BR)	320
119,367	San Paolo IMI SpA (IT)	743
128,323	Standard Chartered plc (UK)	1,493
32,252	UBS AG—Registered (SWS)	1,533
146,000	United Overseas Bank Ltd. (Alien Market) (SGP)	1,107
		6,709
BEVERAGES—2.2%		
90,000	Diageo plc (UK)	1,014
BUILDING PRODUCTS—1.3%		
27,124	Compagnie de Saint-Gobain (FR)	588

COMMON STOCKS—Continued

Shares		Value (000s)
CHEMICALS—3.4%		
22,881	Bayer AG (GER)	$ 433
78,967	The BOC Group plc (UK)	1,110
		1,543
COMMUNICATIONS EQUIPMENT—4.0%		
2,283,314	Ericsson (LM) Tel Ab Series B (SW)*	1,840
DIVERSIFIED FINANCIALS—4.2%		
48,894	ING Groep NV (NET)	816
261,000	Swire Pacific Ltd. Cl. A (HK)	1,098
		1,914
FOOD PRODUCTS—1.9%		
4,000	Nestle SA—Registered (SWS)	855
HOTELS RESTAURANTS & LEISURE—2.3%		
28,935	Accor SA (FR)	1,025
HOUSEHOLD DURABLES—5.9%		
62,100	Sony Corp. (JP)	2,666
INSURANCE—8.5%		
88,628	AXA SA (FR)	1,320
16,000	Swiss Reinsurance Co. (SWS)	1,108
15,347	Zurich Financial Services Group (SWS)	1,441
		3,869
MEDIA—2.8%		
55,681	News Corp. Ltd. ADR (AUS)[1]	1,293
METALS & MINING—16.7%		
75,870	Anglo American plc (UK)	970
47,000	AngloGold Ltd. ADR (S. AFR)[1]	1,183
99,500	Arcelor (FR)*	1,073
334,628	BHP Billiton plc (UK)	1,632
40,000	Companhia Vale do Rio Doce Pfd. (BR)	1,027
34,000	Pechiney SA Series A (FR)	1,047
35,598	Rio Tinto plc—Registered (UK)	643
		7,575
OFFICE ELECTRONICS—2.4%		
30,000	Canon Inc. (JP)	1,105
OIL & GAS—10.6%		
173,227	BP plc. (UK)	1,110
4,750,000	China Petroleum & Chemical Corp. (CHN)	737
69,557	Petroleo Brasileiro SA-PETROBRAS Pfd. (BR)	850
28,000	Royal Dutch Petroleum Co. ADR (NET)[1]	1,198
6,567	Total Fina Elf SA Series B (FR)*	903
		4,798
PAPER & FOREST PRODUCTS—5.1%		
50,000	Stora Enso Ojy Series R (FIN)	520
55,991	UPM-Kymmene Corp. (FIN)	1,812
		2,332
PHARMACEUTICALS—4.1%		
26,930	Novartis AG—Registered (SWS)	1,025
30,000	Novo Nordisk A/S Series B (DEN)	825
		1,850
SPECIALTY RETAIL—2.7%		
72,300	Compagnie Financiere Richemont AG—Bearer (SWS)	1,246
TRANSPORTATION INFRASTRUCTURE—2.2%		
1,401,679	Eurotunnel SA Units (FR)*	1,011

Harbor International Fund II
PORTFOLIO OF INVESTMENTS—Continued

COMMON STOCKS—Continued

Shares		Value (000s)
WIRELESS TELECOMMUNICATION SERVICES—3.5%		
45,069	China Mobile (Hong Kong) Ltd. ADR (HK)[1]*	$ 552
64,298	Vodafone Group plc ADR (UK)[1]	1,024
		1,576
TOTAL COMMON STOCKS		
	(Cost $60,748)	47,530
TOTAL INVESTMENTS—104.6%		
	(Cost $60,748)	47,530
CASH AND OTHER ASSETS, LESS LIABILITIES—(4.6%)		(2,081)
TOTAL NET ASSETS—100.0%		$45,449

[1] ADR after the name of a foreign holding stands for American Depositary Receipts representing ownership of foreign securities. ADRs are issued by U.S. banking institutions.

* Non-income producing security.

The accompanying notes are an integral part of the financial statements.

Harbor International Growth Fund
PORTFOLIO OF INVESTMENTS—October 31, 2002

Investment Holdings By Country (% of net assets)
(Excludes net cash of 3.2%)

Netherlands (NET) 0.3
Finland (FIN) 0.8
Belgium (BEL) 1.0
Norway (NOR) 1.2
Australia (AUS) 1.3
Spain (SP) 1.7
Canada (CAN) 2.7
Sweden (SW) 3.1
Germany (GER) 3.4
Denmark (DEN) 3.9
South Korea (S. KOR) 4.5
Italy (IT) 5.0
Hong Kong (HK) 7.2
Switzerland (SWS) 7.2
Japan (JP) 11.9
United Kingdom (UK) 17.5
France (FR) 24.1

COMMON STOCKS—96.8%

Shares		Value (000s)
AUTOMOBILES—3.0%		
83,400	Bayerische Motoren Werke AG (GER)*	$ 2,971
58,600	Renault SA (FR)	2,751
79,300	Toyota Motor Corp. (JP)	1,925
		7,647
BANKS—18.3%		
346,000	Banco Popolare di Verona e Novara S.c.r.l. (IT)	4,138
104,000	Banco Popular Espanol SA (SP)	4,444
192,300	Commonwealth Bank of Australia (AUS)	3,244
259,200	Credit Suisse Group—Registered (SWS)	4,939
437,800	DnB Holding ASA (NOR)	2,014
1,319,900	Nordea AB (SW)	5,389
301,800	Royal Bank of Scotland Group plc (UK)	7,096
113,300	Societe Generale (FR)	5,728
549,000	Sumitomo Mitsui Banking Corp. (JP)	2,267
160,400	UBS AG—Registered (SWS)	7,625
		46,884

COMMON STOCKS—Continued

Shares		Value (000s)
BEVERAGES—2.2%		
356,000	Diageo plc (UK)	$ 4,010
90,900	Molson Inc. Cl. A (CAN)	1,717
		5,727
COMMERCIAL SERVICES & SUPPLIES—2.4%		
67,500	Adecco SA—Registered (SWS)	2,645
1,019,800	The Capita Group plc (UK)	3,571
		6,216
DIVERSIFIED FINANCIALS—1.0%		
139,800	Fortis (BEL)	2,553
DIVERSIFIED TELECOMMUNICATION SERVICES—6.2%		
283,400	KT Corp. ADR (S. KOR)[1]	5,821
465,600	TDC A/S (DEN)	10,024
		15,845
ELECTRIC UTILITIES—6.0%		
1,761,900	Enel SpA (IT)	8,637
1,679,500	Hong Kong Electric Holdings Ltd. (HK)	6,826
		15,463
ENERGY EQUIPMENT & SERVICES—0.5%		
2,675,194	Kvaerner ASA Series A (NOR)*	1,159
FOOD & DRUG RETAILING—4.6%		
109,800	Carrefour (FR)	5,087
222,400	Familymart Co. Ltd. (JP)	4,239
68,100	Loblaw Cos Ltd. (CAN)	2,469
		11,795
FOOD PRODUCTS—3.6%		
217,000	Ajinomoto Co. Inc. (JP)	2,222
12,600	Unilever NV—Registered (NET)	807
628,500	Unilever plc (UK)	6,205
		9,234
HEALTH CARE EQUIPMENT & SUPPLIES—1.3%		
78,800	Alcon Inc. (SWS)	3,232
HOTELS RESTAURANTS & LEISURE—3.7%		
157,400	Accor SA (FR)	5,577
875,000	Compass Group plc (UK)	3,875
		9,452
HOUSEHOLD DURABLES—5.1%		
33,800	Nintendo Co. Ltd. (JP)	3,249
102,100	Sony Corp. (JP)	4,383
293,000	Thomson SA (FR)	5,389
		13,021
HOUSEHOLD PRODUCTS—0.8%		
119,281	Reckitt Benckiser plc (UK)	2,163
INDUSTRIAL CONGLOMERATES—2.2%		
121,200	Siemens AG—Registered (GER)	5,724
INSURANCE—1.1%		
91,800	Willis Group Holdings Ltd. (UK)	2,809
MEDIA—11.7%		
430,100	British Sky Broadcasting Group plc (UK)	4,058
126,700	Lagardere SCA—Registered (FR)	5,568
774,300	Pearson plc (UK)	8,256
120,500	Societe Television Francaise 1 (FR)	3,096
79,400	Thomson Corp. (CAN)	2,201
330,200	Vivendi Universal SA (FR)	4,047
391,000	WPP Group plc (UK)	2,650
		29,876

Harbor International Growth Fund
PORTFOLIO OF INVESTMENTS—Continued

COMMON STOCKS—Continued

Shares		Value (000s)
OIL & GAS—4.7%		
9,241,300	CNOOC Ltd. (HK)	$ 11,493
15,300	Talisman Energy Inc. (CAN)	561
		12,054
PAPER & FOREST PRODUCTS—1.7%		
521	Nippon Unipac Holding (JP)	2,389
64,700	UPM-Kymmene Corp. (FIN)	2,094
		4,483
PERSONAL PRODUCTS—1.6%		
55,000	L'Oreal SA (FR)	4,088
PHARMACEUTICALS—5.5%		
67,575	Aventis SA (FR)	4,037
50,400	Sanofi Synthelabo (FR)	3,076
165,600	Takeda Chemical Industries Ltd. (JP)	6,866
		13,979
SEMICONDUCTOR EQUIPMENT & PRODUCTS—2.3%		
20,500	Samsung Electronics Co. Ltd. (S. KOR)	5,781
SOFTWARE—1.1%		
128,000	Trend Micro Inc. (JP)	2,919

COMMON STOCKS—Continued

Shares		Value (000s)
SPECIALTY RETAIL—1.0%		
130,600	H&M Hennes & Mauritz ab Series B (SW)	$ 2,531
TEXTILES & APPAREL—1.1%		
65,300	LVMH Moet Hennessy Louis Vuitton (FR)	2,925
WIRELESS TELECOMMUNICATION SERVICES—4.1%		
296,300	Bouygues SA (FR)	7,786
473,700	Orange SA (FR)	2,654
		10,440
TOTAL COMMON STOCKS		
(Cost $250,575)		248,000
TOTAL INVESTMENTS—96.8%		
(Cost $250,575)		248,000
CASH AND OTHER ASSETS, LESS LIABILITIES—3.2%		8,108
TOTAL NET ASSETS—100.0%		$256,108

1 ADR after the name of a foreign holding stands for American Depositary Receipts representing ownership of foreign securities. ADRs are issued by U.S. banking organizations.

* Non-income producing security.

The accompanying notes are an integral part of the financial statements.

INTERNATIONAL EQUITY

Harbor Global Equity Fund

PORTFOLIO OF INVESTMENTS—October 31, 2002

Investment Holdings by Country (% of net assets)

(Excludes net cash and short-term investment of 6.2%)

Taiwan (TWN) 0.3
Belgium (BEL) 0.5
Hong Kong (HK) 0.5
Brazil (BR) 0.6
Ireland (IE) 0.6
Spain (SP) 0.7
Russia (RUS) 0.8
Finland (FIN) 1.3
Germany (GER) 1.3
Canada (CAN) 1.4
Italy (IT) 1.7
Mexico (MEX) 2.0
Netherlands (NET) 2.0
Sweden (SW) 2.9
South Korea (S. KOR) 3.0
Switzerland (SWS) 3.9
France (FR) 4.7
Japan (JP) 4.9
United Kingdom (UK) 9.0
United States (US) 51.7

COMMON STOCKS—93.8%

Shares		Value (000s)
AIR FREIGHT & COURIERS—1.9%		
900	Exel plc (UK)	$ 9
400	Fedex Corp. (US)	21
2,400	TNT Post Groep NV (NET)	39
		69
AUTO COMPONENTS—1.1%		
600	American Axle & Manufacturing Holdings Inc. (US)	14
500	Magna International Inc. Cl. A (CAN)	27
		41

COMMON STOCKS—Continued

Shares		Value (000s)
AUTOMOBILES—1.6%		
370	Bayerische Motoren Werke AG (GER)*	$ 13
660	Hyundai Motor Co. (S. KOR)	17
4,000	Nissan Motor Co. Ltd. (JP)	31
		61
BANKS—11.7%		
4,300	Banco Santander Central Hispano SA—Registered (SP)	26
1,400	Bank of America Corp. (US)	98
1,900	Bank of Ireland (IE)	21
500	Bank One Corp. (US)	19
900	BNP Paribas (FR)	36
1,800	Dexia (BEL)	17
600	FleetBoston Financial Corp. (US)	14
25,000	Grupo Financiero BBVA Bancomer SA de CV Series B (MEX)*	20
648	Kookmin Bank ADR (S. KOR)[1]	21
700	Royal Bank of Canada (CAN)	24
1,730	Royal Bank of Scotland Group plc (UK)	41
2,100	Skandinaviska Enskilda Banken Ab Series A (SW)	18
1,870	Standard Chartered plc (UK)	22
400	UBS AG ADR (SWS)[1]	19
330	UBS AG—Registered (SWS)	16
200	Unibanco-Uniao de Bancos Brasileiros SA GDR (BR)[2]	2
400	Wells Fargo & Co. (US)	20
		434
BEVERAGES—1.3%		
600	Coca Cola Co. (US)	28
1,900	Diageo plc (UK)	21
		49
BIOTECHNOLOGY—1.3%		
1,000	Amgen Inc. (US)*	47
CHEMICALS—1.3%		
100	Akzo Nobel NV (NET)	3
800	Praxair Inc. (US)	44
		47
COMMUNICATIONS EQUIPMENT—1.6%		
2,400	Cisco Systems Inc. (US)*	27
1,900	Nokia Oyj ADR (FIN)[1]	32
		59
COMPUTERS & PERIPHERALS—1.4%		
700	Dell Computer Corp. (US)*	20
400	International Business Machines Corp. (US)	32
		52
CONSTRUCTION MATERIALS—0.4%		
100	Holcim SA—Bearer (SWS)	15
CONTAINERS & PACKAGING—0.7%		
3,700	Rexam plc (UK)	24
DIVERSIFIED FINANCIALS—5.7%		
3,200	Citigroup Inc. (US)	118
550	Federal National Mortgage Association (US)	37
500	ING Groep NV ADR (NET)[1]	8
900	ING Groep NV (NET)	15
600	J.P. Morgan Chase & Co. (US)	12
2,000	Nomura Holdings Inc. (JP)	23
		213
DIVERSIFIED TELECOMMUNICATION SERVICES—1.2%		
1,000	SBC Communications Inc. (US)	26
600	Telefonos de Mexico SA de CV ADR (MEX)[1]	18
		44

Harbor Global Equity Fund
PORTFOLIO OF INVESTMENTS—Continued

COMMON STOCKS—Continued

Shares		Value (000s)
ENERGY EQUIPMENT & SERVICES—1.6%		
600	Baker Hughes Inc. (US)	$ 17
600	ENSCO International Inc. (US)	16
300	Patterson-UTI Energy Inc. (US)*	9
500	Smith International Inc. (US)	16
		58
FOOD PRODUCTS—1.2%		
600	Nestle SA ADR (SWS)[1]	32
50	Nestle SA—Registered (SWS)	11
		43
HEALTH CARE EQUIPMENT & SUPPLIES—0.5%		
3,430	Smith & Nephew plc (UK)	20
HEALTH CARE PROVIDERS & SERVICES—2.6%		
800	Anthem Inc. (US)	50
1,100	HCA Inc. (US)	48
		98
HOTELS RESTAURANTS & LEISURE—2.3%		
1,290	Carnival Corp. (US)	34
1,700	Hilton Hotels Corp. (US)	21
3,950	Six Continents plc (UK)	32
		87
HOUSEHOLD DURABLES—3.4%		
650	Electrolux Ab Series B (SW)	10
800	KB Home (US)	38
700	Lennar Corp. (US)	39
2,500	Sega Corp. (JP)	30
600	Thomson SA (FR)	11
		128
HOUSEHOLD PRODUCTS—0.6%		
250	Procter & Gamble Co. (US)	22
INDUSTRIAL CONGLOMERATES—2.2%		
200	3M Co. (US)	25
2,250	General Electric Co. (US)	57
		82
INSURANCE—5.3%		
500	ACE Ltd. (US)	15
600	American International Group Inc. (US)	38
900	John Hancock Financial Services Inc. (US)	26
900	Lincoln National Corp. (US)	27
2	Millea Holdings (JP)	15
110	Muenchener Ruckversicherungs-Ges AG—Registered (GER)	14
1,500	Riunione Adriatica di Sicurta SpA (IT)	19
210	Swiss Reinsurance Co. (SWS)	15
116	Travelers Property Casualty Corp. Cl. A (US)	2
239	Travelers Property Casualty Corp. Cl. B (US)	3
300	XL Capital Ltd. Cl. A (US)	23
		197
IT CONSULTING & SERVICES—1.1%		
2,400	Accenture Ltd. Cl. A (US)	41
MACHINERY—2.1%		
2,150	Atlas Copco Ab Series A (SW)	45
1,400	Sandvik Ab (SW)	33
		78
MEDIA—4.0%		
1,000	Clear Channel Communications Inc. (US)*	37
1,300	Grupo Televisa SA de CV ADR (MEX)[1]	37
1,900	Pearson plc ADR (UK)[1]	20

COMMON STOCKS—Continued

Shares		Value (000s)
MEDIA—Continued		
950	Viacom Inc. Cl. B (US)*	$ 42
400	VNU NV (NET)	11
		147
METALS & MINING—2.3%		
800	Companhia Vale do Rio Doce ADR (BR)[1]	20
1,500	Posco ADR (S. KOR)[1]	35
1,800	Rio Tinto plc—Registered (UK)	32
		87
MULTILINE RETAIL—5.4%		
2,000	Ito-Yokado Co. Ltd. (JP)	62
11,336	Kingfisher plc (UK)	40
1,870	Next plc (UK)	26
1,000	Target Corp. (US)	30
800	Wal-Mart Stores Inc. (US)	43
		201
MULTI-UTILITIES—1.6%		
350	Sempra Energy (US)	8
2,150	Vivendi Environnement (FR)	51
		59
OIL & GAS—6.5%		
3,200	Eni SpA (IT)	44
2,150	Exxon Mobil Corp. (US)	72
1,100	Kinder Morgan Management LLC (US)	33
550	Total Fina Elf SA ADR (FR)[1]*	37
200	Total Fina Elf SA Series B (FR)*	27
220	Yukos Corp. ADR (RUS)[1]	30
		243
PAPER & FOREST PRODUCTS—0.7%		
2	Nippon Unipac Holding (JP)	9
1,750	Stora Enso Oyj Series R (FIN)	18
		27
PHARMACEUTICALS—4.9%		
200	Aventis SA (FR)	12
520	GlaxoSmithKline plc ADR (UK)[1]	20
1,200	Johnson & Johnson (US)	70
480	Novartis AG—Registered (SWS)	18
1,900	Pfizer Inc. (US)	60
		180
SEMICONDUCTOR EQUIPMENT & PRODUCTS—3.2%		
1,400	Applied Materials Inc. (US)*	21
2,300	Intel Corp. (US)	40
60	Samsung Electronics Co. Ltd. (S. KOR)	17
1,500	Taiwan Semiconductor Manufacturing Co. Ltd. ADR (TWN)[1]*	12
1,800	Texas Instruments Inc. (US)	29
		119
SOFTWARE—2.9%		
1,800	Microsoft Corp. (US)*	96
1,000	Oracle Corp. (US)*	10
		106
SPECIALTY RETAIL—3.2%		
1,800	Best Buy Co Inc. (US)*	37
1,100	Compagnie Financiere Richemont AG—Bearer (SWS)	19
1,500	Lowe's Cos. Inc. (US)	63
		119
TEXTILES & APPAREL—0.6%		
300	adidas-Salomon AG (GER)	23

Harbor Global Equity Fund
PORTFOLIO OF INVESTMENTS—Continued

COMMON STOCKS—Continued

Shares		Value (000s)
TOBACCO—2.3%		
600	Carolina Group (US)	$ 12
1,800	Philip Morris Cos. Inc. (US)	73
		85
WIRELESS TELECOMMUNICATION SERVICES—2.1%		
1,450	China Mobile (Hong Kong) Ltd. ADR (HK)[1]*	18
6	NTT DoCoMo Inc. (JP)	11
1,200	SK Telecom Co. Ltd. ADR (S. KOR)[1]	24
16,060	Vodafone Group plc (UK)	26
		79

TOTAL COMMON STOCKS
(Cost $4,003) 3,484

SHORT-TERM INVESTMENT—5.0%
(Cost $187)

Principal Amount (000s)		Value (000s)
REPURCHASE AGREEMENT		
	Repurchase Agreement with State Street Bank & Trust dated October 31, 2002 due November 1, 2002 at 0.65% collateralized by a U.S. Treasury Note 2.125% October 31, 2004, par value of $190 (repurchase proceeds of $187 when	
$ 187	closed on November 1, 2002)	$ 187

TOTAL INVESTMENTS—98.8%
(Cost $4,190) 3,671

CASH AND OTHER ASSETS, LESS LIABILITIES—1.2% 42

TOTAL NET ASSETS—100.0% $3,713

---

1 ADR after the name of a foreign holding stands for American Depositary Receipts representing ownership of foreign securities. ADRs are issued by U.S. banking institutions.

2 GDR after the name of a holding stands for Global Depositary Receipts representing ownership of foreign securities. GDRs are issued by either U.S. or non-U.S. banking organizations.

* Non-income producing security.

The accompanying notes are an integral part of the financial statements.

Harbor International Equity Funds
STATEMENT OF ASSETS AND LIABILITIES—October 31, 2002

(All amounts in Thousands, except per share amounts)

	Harbor International	Harbor International II	Harbor International Growth	Harbor Global Equity
ASSETS				
Investments, at identified cost*	**$2,879,342**	**$ 60,748**	**$ 250,575**	**$ 4,190**
Investments, at value	$3,464,007	$ 47,530	$ 248,000	$ 3,484
Repurchase agreements	—	—	—	187
Foreign currency, at value (cost: $0; $0; $1,375; $0)	—	—	1,389	—
Receivables for:				
Investments sold	45,276	—	13,182	87
Capital shares sold	8,815	15	115	1
Dividends	2,644	29	390	5
Interest	74	—	—	—
Withholding tax receivable	4,187	190	605	3
Other assets	125	2	56	—
Total Assets	**3,525,128**	**47,766**	**263,737**	**3,767**
LIABILITIES				
Payables for:				
Investments purchased	56,541	—	6,019	44
Capital shares reacquired	19,859	72	499	—
Accrued expenses:				
Management fees	2,021	24	138	2
Trustee fees	16	—	2	—
Transfer agent fees	141	7	25	2
Other	540	2,214	946	6
Total Liabilities	**79,118**	**2,317**	**7,629**	**54**
NET ASSETS	**$3,446,010**	**$ 45,449**	**$ 256,108**	**$ 3,713**
Net assets consist of:				
Paid-in capital	$2,745,374	$ 71,017	$ 813,628	$ 6,674
Undistributed net investment income	45,395	—	1,114	4
Accumulated net realized gain/(loss)	70,278	(12,363)	(556,084)	(2,446)
Unrealized appreciation/(depreciation) of investments and translation of assets and liabilities in foreign currencies	584,963	(13,205)	(2,550)	(519)
	$3,446,010	$ 45,449	$ 256,108	$ 3,713
Shares of beneficial interest	129,100	4,946	38,012	613
Net asset value, offering and redemption price per share	$ 26.69	$ 9.19	$ 6.74	$ 6.06

* Including repurchase agreements and short-term investments.

The accompanying notes are an integral part of the financial statements.

Harbor International Equity Funds
STATEMENT OF OPERATIONS—Year Ended October 31, 2002

(All amounts in Thousands)

	Harbor International	Harbor International II	Harbor International Growth	Harbor Global Equity
Investment Income:				
Dividends	$ 89,331	$ 1,509	$ 5,996	$ 93
Interest	3,931	25	181	1
Foreign taxes withheld	(8,025)	(124)	(560)	(7)
Total Investment Income	**85,237**	**1,410**	**5,617**	**87**
Operating Expenses:				
Management fees	29,045	534	2,725	47
Shareholder communications	240	81	52	1
Custodian fees	1,266	57	182	40
Transfer agent fees	1,834	95	361	6
Professional fees	206	30	26	1
Trustees' fees and expenses	67	1	7	—
Registration fees	66	30	74	51
Miscellaneous	49	12	22	8
Total operating expenses	32,773	840	3,449	154
Management fees waived	(708)	(69)	—	(12)
Other operating expenses waived	—	—	—	(67)
Net operating expenses	32,065	771	3,449	75
Net Investment Income	**53,172**	**639**	**2,168**	**12**
Realized and Unrealized Gain/(Loss) on Investment Transactions:				
Net realized gain/(loss) on:				
Investments	81,085	(9,752)	(167,925)	(1,431)
Foreign currency transactions	(174)	112	1,481	2
Change in net unrealized appreciation/(depreciation) of:				
Investments	(250,750)	5,658	92,690	353
Translation of assets and liabilities in foreign currencies	465	16	40	—
Net loss on investment transactions	(169,374)	(3,966)	(73,714)	(1,076)
Net decrease in net assets resulting from operations	**$(116,202)**	**$(3,327)**	**$ (71,546)**	**$(1,064)**

The accompanying notes are an integral part of the financial statements.

42

[THIS PAGE INTENTIONALLY LEFT BLANK]

INTERNATIONAL EQUITY

Harbor International Equity Funds
STATEMENT OF CHANGES IN NET ASSETS

(All amounts in Thousands)

	Harbor International	
	November 1, 2001 through October 31, 2002	November 1, 2000 through October 31, 2001
Increase/(Decrease) in Net Assets:		
Operations:		
Net investment income	$ 53,172	$ 59,966
Net realized gain/(loss) on investments and foreign currency transactions	80,911	169,013
Net unrealized appreciation/(depreciation) of investments and translation of assets and liabilities in foreign currencies	(250,285)	(1,036,426)
Net decrease in net assets resulting from operations	**(116,202)**	**(807,447)**
Distributions to shareholders:		
Net investment income	(32,072)	(86,391)
Net realized gain on investments	(105,975)	(462,932)
Total distributions to shareholders	**(138,047)**	**(549,323)**
Capital share transactions:		
Net proceeds from sale of shares	1,122,416	743,213
Net asset value of shares issued in connection with reinvestment of:		
Dividends from net investment income	28,205	77,031
Distributions from net realized gain on investments	100,690	442,276
Cost of shares reacquired	(1,048,409)	(1,238,668)
Net increase/(decrease) derived from capital transactions	**202,902**	**23,852**
Net increase/(decrease) in net assets	(51,347)	(1,332,918)
Net Assets:		
Beginning of period	3,497,357	4,830,275
End of period*	**$ 3,446,010**	**$ 3,497,357**
Number of Capital Shares:		
Sold	38,662	22,827
Reinvested in payment of investment income dividends	962	2,288
Reinvested in payment of capital gain distributions	3,432	13,140
Reacquired	(36,007)	(40,524)
Net increase/(decrease) in shares outstanding	7,049	(2,269)
Outstanding:		
Beginning of period	122,051	124,320
End of period	129,100	122,051
* Includes undistributed net investment income of:	$ 45,395	$ 32,074

The accompanying notes are an integral part of the financial statements.

44

	Harbor International II			Harbor International Growth			Harbor Global Equity	
	November 1, 2001 through October 31, 2002	November 1, 2000 through October 31, 2001		November 1, 2001 through October 31, 2002	November 1, 2000 through October 31, 2001		November 1, 2001 through October 31, 2002	February 1, 2001 through October 31, 2001
	$ 639	$ 827		$ 2,168	$ 1,420		$ 12	$ 22
	(9,640)	(2,337)		(166,444)	(371,103)		(1,429)	(1,041)
	5,674	(26,993)		92,730	(110,218)		353	(872)
	(3,327)	(28,503)		(71,546)	(479,901)		(1,064)	(1,891)
	(1,479)	(1,265)		(68)	(293)		(6)	—
	—	(6,349)		—	(121,187)		—	—
	(1,479)	(7,614)		(68)	(121,480)		(6)	—
	41,125	37,828		231,836	428,940		1,642	10,092
	678	1,208		61	258		6	—
	—	6,191		—	118,213		—	—
	(68,591)	(58,893)		(341,376)	(755,911)		(3,630)	(1,436)
	(26,788)	(13,666)		(109,479)	(208,500)		(1,982)	8,656
	(31,594)	(49,783)		(181,093)	(809,881)		(3,052)	6,765
	77,043	126,826		437,201	1,247,082		6,765	—
	$ 45,449	$ 77,043		$ 256,108	$ 437,201		$ 3,713	$ 6,765
	3,973	3,006		29,302	35,196		226	1,091
	62	91		7	19		1	—
	—	468		—	8,635		—	—
	(6,792)	(4,742)		(43,118)	(63,042)		(529)	(176)
	(2,757)	(1,177)		(13,809)	(19,192)		(302)	915
	7,703	8,880		51,821	71,013		915	—
	4,946	7,703		38,012	51,821		613	915
	$ —	$ 708		$ 1,114	$ 68		$ 4	$ 5

Harbor International Equity Funds Financial Highlights
SELECTED DATA FOR A SHARE OUTSTANDING FOR THE PERIODS PRESENTED

| Year/Period Ended | Net Asset Value Beginning of Period | Income from Investment Operations | | Total from Investment Operations | Less Distributions | |
		Net Investment Income/(Loss)	Net realized and Unrealized Gains/(Losses) on Investments and Foreign Currency Contracts		Dividends from Net Investment Income	Distributions from Net Realized Capital Gains[4]
HARBOR INTERNATIONAL FUND						
October 31, 2002[1]	$28.65	$.42[c]	$(1.23)	$ (.81)	$(.27)	$ (.88)
October 31, 2001	38.85	.57[c]	(6.27)	(5.70)	(.71)	(3.79)
October 31, 2000	40.66	.48[c]	1.22	1.70	(.65)	(2.86)
October 31, 1999	36.97	.67[c]	5.90	6.57	(.58)	(2.30)
October 31, 1998	35.84	.51[c]	1.92	2.43	(.40)	(.90)
HARBOR INTERNATIONAL FUND II						
October 31, 2002[1]	$10.00	$.13[c]	$ (.69)	$ (.56)	$(.25)	$ —
October 31, 2001	14.28	.24[c]	(3.62)	(3.38)	(.15)	(.75)
October 31, 2000	13.83	.01[c]	1.23	1.24	(.17)	(.62)
October 31, 1999	11.26	.18[c]	2.54	2.72	(.15)	—
October 31, 1998	12.14	.12[c]	(.37)	(.25)	(.10)	(.53)
HARBOR INTERNATIONAL GROWTH FUND						
October 31, 2002[2]	$ 8.44	$.06	$(1.76)	$(1.70)	$ —	$ —
October 31, 2001	17.56	—	(7.30)	(7.30)	—	(1.82)
October 31, 2000	19.13	.01	(.06)	(.05)	(.14)	(1.38)
October 31, 1999	18.07	.14	1.30	1.44	(.11)	(.27)
October 31, 1998	16.15	.11	2.52	2.63	(.12)	(.59)
HARBOR GLOBAL EQUITY FUND						
October 31, 2002	$ 7.39	$.02[c]	$(1.34)	$(1.32)	$(.01)	$ —
October 31, 2001[3]	10.00	—	(2.61)	(2.61)	—	—

1   After the close of business on October 31, 2002, Harbor International Fund II was merged with and into Harbor International Fund.

2   Effective December 1, 2001, Harbor International Growth Fund appointed Mastholm Asset Management, LLC as its Subadvisor.

3   Commenced operations on February 1, 2001.

4   Includes both short-term and long-term capital gains.

5   Percentage does not reflect reduction for credit balance arrangements (see Note 4 to financial statements).

a   Annualized.

b   Unannualized.

c   Reflects the Adviser's waiver of a portion of its management fees and other operating expenses.

d   The total returns would have been lower had certain expenses not been waived during the periods shown.

INTERNATIONAL EQUITY

The accompanying notes are an integral part of the financial statements.

Total Distributions	Net Asset Value End of Period	Total Return	Net Assets End of Period (000s)	Ratio of Operating Expenses to Average Net Assets (%)[5]	Ratio of Operating Expenses Not Imposed to Average Net Assets (%)	Ratio of Operating Expenses Net of All Offsets to Average Net Assets (%)	Ratio of Net Investment Income to Average Net Assets (%)	Portfolio Turnover (%)
$(1.15)	$26.69	(3.19)%[d]	$3,446,010	.87%[c]	.02%	.87%[c]	1.45%[c]	16%
(4.50)	28.65	(16.40)[d]	3,497,357	.91[c]	.06	.91[c]	1.36[c]	7
(3.51)	38.85	3.74[d]	4,830,275	.92[c]	.06	.92[c]	1.40[c]	10
(2.88)	40.66	18.54[d]	5,361,024	.92[c]	.06	.92[c]	1.65[c]	4
(1.30)	36.97	6.97[d]	5,088,401	.94[c]	.06	.94[c]	1.27[c]	14
$ (.25)	$ 9.19	(5.73)%[d]	$ 45,449	1.08%[c]	.10%	1.08%[c]	.89%[c]	30%
(.90)	10.00	(25.22)[d]	77,043	.89[c]	.10	.89[c]	.79[c]	33
(.79)	14.28	8.81[d]	126,826	.93[c]	.10	.92[c]	.85[c]	65
(.15)	13.83	24.37[d]	114,791	.92[c]	.10	.92[c]	1.36[c]	52
(.63)	11.26	(1.98)[d]	112,669	1.15[c]	.10	1.15[c]	.86[c]	70
$ —	$ 6.74	(20.13)%	$ 256,108	.95%	—%	.95%	.60%	317%
(1.82)	8.44	(45.53)	437,201	.89	—	.89	.18	63
(1.52)	17.56	(1.58)	1,247,082	.89	—	.89	.10	103
(.38)	19.13	7.87	1,382,513	.91	—	.91	.78	48
(.71)	18.07	16.96	1,178,252	.96	—	.96	.62	85
$ (.01)	$ 6.06	(17.94)%[d]	$ 3,713	1.20%[c]	1.27%	1.20%[c]	.18%[c]	87%
—	7.39	(26.10)[b,d]	6,765	1.20[a,c]	1.06[a]	1.20[a,c]	.45[a,c]	143[b]

Harbor Fixed Income Funds
MANAGERS' COMMENTARY (Unaudited)

The following performance figures are annualized for each Fund. Unless otherwise stated, all comments pertain to the fiscal year ended October 31, 2002. The comparative market indices reflect no operating or transaction costs; however the Funds' total returns are net of these costs. Performance data quoted represents past performance and is not predictive of future performance. The returns shown in the

HARBOR BOND FUND
Inception Date—December 29, 1987

Net Asset Value: 10/31/2002 $11.98 | 10/31/2001 $12.05

	Total Return for Periods Ended 10/31/2002		
Fund/Index	1 Year	5 Years	10 Years
Harbor Bond Fund	5.87%	7.76%	7.98%
LB AGG	5.89%	7.43%	7.47%



During a period of continued economic uncertainty and stock market weakness, the Harbor Bond Fund posted a total return of 5.87% for the 12 months ended October 31, 2002. The Fund performed near its benchmark, the Lehman Brothers Aggregate index, for the fiscal year and continued to outperform the benchmark for the 5-year and 10-year periods ended October 31, 2002.
- The portfolio was conservatively positioned in expectation of an extended period of economic weakness and a neutral monetary stance by the Federal Reserve. This posture served the Fund well as the Fed remained on the sidelines through October 2002, after reducing the Federal Funds rate to 1.75% in December 2001.
- The manager maintained a focus on quality, as the average credit rating of securities in the Fund's portfolio increased from AA+ to AAA during the year. Additionally, the manager remained cautious in the continuing low-interest-rate environment, gradually reducing the portfolio's average duration to a level near that of the benchmark.
- The Fund continued to overweight its allocation to mortgage-backed securities, a strategy that enabled it to gain incremental yield. However, declining Treasury yields pushed mortgage rates down; this resulted in a surge in prepayments and market volatility, causing yield premiums to widen relative to Treasuries.
- The Fund's corporate sector exposure remained underweighted relative to the index. Although holdings of high-quality corporate issues were added, securities selection in the telecommunications and energy/pipeline sectors performed poorly during the year.
- Among international debt securities, the Fund focused on intermediate European issues, which have rallied less than U.S. Treasuries. Emerging market bonds continued to lose ground during the year, as returns were adversely affected by concerns about Brazil prior to its October 2002 presidential election, as well as by general risk aversion among investors worldwide.

HARBOR SHORT DURATION FUND
Inception Date—January 1, 1992

Net Asset Value: 10/31/2002 $8.69 | 10/31/2001 $8.69

	Total Return for Periods Ended 10/31/2002		
Fund/Index	1 Year	5 Years	10 Years
Harbor Short Duration Fund	3.67%	5.61%	5.52%
Salomon Treasury 1 YR CMI	3.26%	5.60%	5.40%



The Harbor Short Duration Fund outperformed its benchmark, the Salomon Treasury One-Year Constant Maturity index, for the year ended October 31, 2002. For the latest 5- and 10-year periods, the Fund's total returns also exceeded those of the index.
- In spite of two reductions in the Federal Funds rate late in 2001, interest rates rose early in 2002 in anticipation of acceleration in economic growth. As equity markets weakened and prospects for growth subsequently diminished, rates fell during the remainder of the fiscal year to new cyclical lows.
- Yields of short maturity U.S. Treasury securities ended the period below 2%. Capital gains associated with the declining-rate environment added to the total return of the Harbor Short Duration Fund for the year as a whole.
- The Fund's average maturity effectively matched that of the index during the 12-month period. However, due to its holdings of high quality asset-backed securities, the Fund was able to achieve a higher return than that of the benchmark.

graphs and tables do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Actual return and principal value on an investment will fluctuate, and the shares, when redeemed, may be worth more or less than their original cost. For information on the risks associated with these Funds, please refer to the Harbor Fund prospectus.

HARBOR MONEY MARKET FUND
Inception Date—December 29, 1987

Net Asset Value:

10/31/2002	$1.00
10/31/2001	$1.00

Total Return for Periods Ended 10/31/2002			
Fund/Index	1 Year	5 Years	10 Years
Harbor Money Market Fund	1.59%	4.47%	4.44%
T-Bills	1.76%	4.39%	4.53%
Current Yield for Periods Ended 09/30/2002			
Harbor Money Market Fund*	7 Days: 1.34%		30 Days: 1.33%



During the fiscal year ended October 31, 2002, short-term interest rates, measured by 90-day U.S. Treasury bills, fell by about 50 basis points, or one-half of one percentage point. Yields ended the period just under 1.5%, a new cyclical low. The Harbor Money Market Fund's return for the 12-month period was slightly below that of Treasury bills.

• The Federal Reserve eased monetary policy twice late in 2001, lowering the Federal Funds rate to 1.75%. Yields nonetheless subsequently rose in the first part of 2002 in anticipation of stronger economic growth. However, when the economic recovery appeared to lose momentum and equity markets continued to decline, rates fell to new cyclical lows.

• In anticipation of a possible increase in rates, the Fund's weighted-average maturity was kept considerably shorter than that of the Treasury bill index. This was the primary reason for the Fund's lower total return compared to that of the index.

• The Fund's holdings consisted primarily of high-quality commercial paper and Certificates of Deposit, both of which yielded more than Treasury bills.

An investment in the Harbor Money Market Fund is not insured or guaranteed by the FDIC or any other government agency. Although the Fund seeks to preserve the value of a shareholder's investment at $1.00 per share, it is possible to lose money by investing in the Fund.

---

* *Reflects the Adviser's agreement not to impose a portion of its management fees. Without such waivers the 7-day and 30-day current yields would have been 1.22% and 1.21%, respectively. The current yield more closely reflects the current earnings of the Harbor Money Market Fund than the total return.*

FIXED INCOME

Harbor Bond Fund
PORTFOLIO OF INVESTMENTS—October 31, 2002

Total Investments (% of net assets)
(Excludes net cash and short-term investments of 1.4%)

Municipal Bonds	0.2
Asset-Backed Securities	2.6
U.S. Government Obligations	6.0
Foreign Government Obligations	10.2
Collateralized Mortgage Obligations	11.8
Corporate Bonds & Notes	25.3
Mortgage Pass-Through	42.5

ASSET-BACKED SECURITIES—2.6%

Principal Amount (000s)		Value (000s)
	Asset Backed Securities Corp Home Equity Loan Trust	
	Series 1999-LB1 Cl. A4A	
$ 827	2.200%—06/21/2029[1,2]	$ 827
	Bayview Financial Acquisition Trust	
	Series 2001-BA Cl. A	
8,840	2.110%—07/25/2031[1,2,3]	8,836
	Conseco Private Label Credit Card Master Note Trust	
	Series 2001-A Cl. A	
3,100	2.083%—12/15/2008[1,2]	3,092
	CS First Boston Mortgage Securities Corp.	
	Series 2000-HE1 Cl. A2	
6,972	2.063%—12/15/2030[1,2]	6,969
	Merrill Lynch Mortgage Investors Inc.	
	Series 2000-FF Cl. A	
2,816	2.130%—01/20/2030[1,2]	2,801
	New York City Tax Lien	
	Series 2000-AA Cl. C	
6,264	8.110%—11/10/2008[1,3]	6,640
	Salomon Brothers Mortgage Securities VII Inc.	
	Series 1999-NC4 Cl. A	
1,811	2.230%—09/25/2029[1,2]	1,808
	Series 1999-AQ2 Cl. A1	
1,534	2.223%—11/15/2029[1,2]	1,534
		3,342
	SLM Student Loan Trust	
	Series 1995-1 Cl. A2	
2,783	2.183%—10/25/2007[1,2]	2,792

TOTAL ASSET-BACKED SECURITIES
(Cost $35,012)   35,299

CORPORATE BONDS & NOTES—25.3%

Principal Amount (000s)		Value (000s)
	Allete Inc.	
1,500	2.690%—10/20/2003[2]	1,497
	American Airlines Inc.	
	Pass Thru Certificate	
	Series 2001-2 Cl. A1	
2,142	6.978%—04/01/2011	1,943

CORPORATE BONDS & NOTES—Continued

Principal Amount (000s)		Value (000s)
	AOL Time Warner Inc.	
$ 450	7.975%—08/15/2004[1]	$ 457
6,400	7.625%—04/15/2031[1]	5,818
		6,275
	AT&T Corp.	
17,500	5.360%—11/21/2003[2,3]	16,842
	Banponce Corp.	
2,000	6.750%—12/15/2005[1]	2,207
	Bear Stearns Cos. Inc. MTN[4]	
9,800	2.048%—12/01/2003[1,2]	9,816
	British Telecommunications plc	
1,400	8.375%—12/15/2010	1,645
	Cincinnati Financial Corp.	
3,200	6.900%—05/15/2028[1]	3,079
	CIT Group Inc.	
3,700	7.500%—11/14/2003	3,795
4,000	7.125%—10/15/2004	4,095
		7,890
	CIT Group Inc. MTN[4]	
1,100	2.210%—04/07/2003[1,2]	1,093
	Citicorp	
10,625	7.125%—03/15/2004[1]	11,398
	Cleveland Electric Illuminating Co. Series B	
2,000	9.500%—05/15/2005[1]	2,003
	ConAgra Foods Inc.	
10,000	2.475%—09/10/2003[1,2]	10,019
	Credit Suisse First Boston	
10,000	6.500%—05/01/2008[1,3]	10,572
	DaimlerChrysler North America Holding	
3,000	2.596%—12/16/2002[2]	3,001
2,000	8.500%—01/18/2031	2,270
		5,271
	DaimlerChrysler North America Holding MTN[4]	
5,000	7.750%—05/27/2003[1]	5,128
8,700	2.207%—08/01/2003[1,2]	8,677
		13,805
	Deutche Telekom International Finance BV	
9,700	8.250%—06/15/2005[1]	10,461
	DTE Energy Co. Series B	
10,000	7.110%—11/15/2038[1,3,5]	10,260
	El Paso CGP Co.	
8,000	7.500%—08/15/2006[1]	6,246
7,036	7.420%—02/15/2037[1]	4,585
		10,831
	El Paso Corp. MTN[4]	
1,300	8.050%—10/15/2030	808
100	7.750%—01/15/2032	63
		871
	Fifth Third Bank	
10,000	7.750%—08/15/2010[1,5]	11,255
	Ford Motor Credit Co. MTN[4]	
4,100	2.076%—06/02/2003[1,2]	4,010
20,000	2.110%—06/20/2003[1,2]	19,525
		23,535

FIXED INCOME

CORPORATE BONDS & NOTES—Continued

Principal Amount (000s)		Value (000s)
	France Telecom SA	
$ 2,000	4.576%—03/14/2003[2]	$ 1,992
7,100	8.700%—03/01/2006[1]	7,613
6,900	10.000%—03/01/2031[1,6]	7,817
		17,422
	Fred Meyer Inc.	
5,000	7.150%—03/01/2003[1]	5,064
	Gemstone Investors Ltd.	
2,100	7.710%—10/31/2004[3]	1,598
	General Electric Capital Corp. MTN[4]	
2,000	6.125%—02/22/2011	2,138
	General Motors Acceptance Corp.	
5,900	6.750%—03/15/2003[1]	5,949
5,000	5.750%—11/10/2003[1]	5,035
500	8.000%—11/01/2031	448
		11,432
	General Motors Acceptance Corp. MTN[4]	
6,400	2.016%—08/04/2003[1,2]	6,283
3,000	5.550%—09/15/2003[1]	3,020
10,000	2.560%—01/20/2004[1,2]	9,683
2,100	2.670%—03/22/2004[2]	2,028
3,100	2.095%—05/10/2004[2]	2,996
1,400	2.190%—07/21/2004[2]	1,323
		25,333
	National Rural Utilities MTN[4]	
15,000	8.000%—03/01/2032[1]	16,948
	Occidental Petroleum Corp.	
5,000	6.400%—04/01/2003[1,5]	5,082
	Qwest Capital Funding Inc.	
43	7.250%—02/15/2011	24
	Qwest Corp.	
3,200	7.500%—06/15/2023	2,304
	Sprint Capital Corp.	
5,300	6.000%—01/15/2007[1]	4,281
1,900	7.625%—01/30/2011	1,533
16,900	8.750%—03/15/2032[1]	12,883
		18,697
	TEPPCO Partners LP	
3,000	7.625%—02/15/2012	3,063
	TRW Inc.	
3,500	6.625%—06/01/2004	3,615
	TXU Electric Co.	
19,000	2.426%—06/15/2003[1,2,3]	18,438
	United Airlines Inc. Pass Thru Certificate Series 1993 Cl. C2	
3,000	9.060%—06/17/2015[1]	1,946
	Verizon	
10,500	5.650%—11/15/2011[1]	10,484
	Wachovia Corp.	
2,600	4.950%—11/01/2006	2,753
	Walt Disney Co.	
16,200	4.500%—09/15/2004[1]	16,501

CORPORATE BONDS & NOTES—Continued

Principal Amount (000s)		Value (000s)
	Williams Cos. Inc.	
$ 21,057	7.875%—09/01/2021[1]	$ 11,897
TOTAL CORPORATE BONDS & NOTES (Cost $359,633)		347,307

COLLATERALIZED MORTGAGE OBLIGATIONS—11.8%

Principal Amount (000s)		Value (000s)
	Bear Stearns Adjustable Rate Mortgage Trust Series 2000-2 Cl. A1	
1,341	4.876%—11/25/2030[2]	1,386
	Series 2000-1 Cl. 1A	
239	7.452%—12/25/2030[2]	241
	Series 2000-1 Cl. 2A	
346	7.494%—12/25/2030[2]	348
	Series 2001-8 Cl. VIA	
2,991	6.642%—11/25/2031[1,5]	3,060
		5,035
	Bear Stearns Adjustable Rate Mortgage Trust Pass Thru Certificate Series 2002-9 Cl. 2A	
1,593	5.440%—10/25/2032[5]	1,614
	Chase Mortgage Finance Corp. Series 1993-N Cl. A9	
3,000	6.750%—11/25/2024[1]	3,130
	Collateralized Mortgage Securities Corp. Series F Cl. 4	
62	11.450%—11/01/2015	63
	Series 1988-4 Cl. B	
62	8.750%—04/20/2019[1]	63
		126
	Countrywide Home Loans Pass Thru Certificate Series 1997-6 Cl. A10	
3,241	7.250%—11/25/2027[1]	3,246
	E*Trade Bank Mortgage Backed Securities Series 2001-1 Cl. A1	
4,449	7.002%—09/25/2031[1,5]	4,553
	Federal Home Loan Mortgage Corp.	
3,374	8.000%—08/15/2022	3,694
2,673	6.500%—02/15/2023[1,7]	244
1,150	2.450%—03/15/2025[1,2]	1,151
5,000	6.000%—08/15/2026[1]	5,183
5,035	2.250%—11/15/2030[1,2]	5,062
		15,334
	Federal Home Loan Mortgage Corp. REMIC[8]	
465	9.000%—12/15/2020[1]	482
	Federal National Mortgage Association REMIC 8 Series 1997-55 Cl. ZA	
8,806	7.000%—04/18/2027[1]	9,018
	First Horizon Asset Securities Inc. Pass Thru Certificate Series 2001-7 Cl. A1	
1,853	6.750%—11/25/2031	1,913

FIXED INCOME

FIXED INCOME

COLLATERALIZED MORTGAGE OBLIGATIONS—Continued

Principal Amount (000s)		Value (000s)
	First Nationwide Trust	
	Series 2001-3 Cl. 1A1	
$ 927	6.750%—08/21/2031	$ 960
	Series 2001-4 Cl. 4A1	
2,347	2.380%—09/25/2031[1,2]	2,354
		3,314
	GE Capital Mortgage Services Inc.	
	Series 1994-6 Cl. A3	
3,620	6.500%—12/25/2022	3,734
	GE Capital Mortgage Services Inc. REMIC[8]	
	Series 1998-17 Cl. A3	
9,543	6.750%—10/25/2028[1]	10,019
	GMACCM Mortgage Trust I	
	Series 1999-D Cl. A	
7,079	2.553%—09/20/2004[1,2,3]	7,069
	IndyMac ARM Trust	
	Series 2001-H2 Cl. A2	
1,458	6.445%—01/25/2032	1,488
	Morgan Stanley Dean Witter Capital I	
	Series 2001 Cl. A	
6,183	2.100%—07/11/2011[1,2,3]	6,157
	Norwest Asset Securities Corp.	
	Series 1998-12 Cl. A9	
3,528	6.750%—06/25/2028[1]	3,555
	Norwest Asset Securities Corp.	
	Pass Thru Certificate	
	Series 1997-19 Cl. A8	
3,165	7.250%—12/25/2027[1]	3,213
	PNC Mortgage Securities Corp.	
	Series 1998-14 Cl. 3A3	
17,483	6.500%—02/25/2029[1]	18,083
	PNC Mortgage Securities Corp.	
	Pass Thru Certificate	
	Series 1999-4 Cl. 1A8	
8,817	6.200%—06/25/2029[1]	9,092
	Prudential Home Mortgage Securities Co.	
	Series 1993-29 Cl. A8	
1,618	6.750%—08/25/2008[1]	1,628
	Residential Asset Securitization Trust	
	6.500%—12/25/2028	
6,931	Series 1998-A13 Cl. 1A3[1]	7,190
	Residential Funding Mortgage Securities I Inc.	
	Series 1997-S8 Cl. A9	
2,251	7.500%—06/25/2027[1]	2,248
	Salomon Brothers Mortgage Securities VII Inc.	
	Pass Thru Certificate	
	Series 2000-BOA1 Cl. A	
113	7.606%—08/25/2030[2]	114
	Sears Mortgage Securities Corp.	
	Series 1992-PR1 Cl. A	
157	8.365%—10/25/2022[1,3]	190
	Small Business Administration	
	Series 2000-P10 Cl.1	
1,814	7.449%—08/01/2010	2,059
	Series 2001-20A Cl. 1	
4,030	6.290%—01/01/2021[1]	4,424
		6,483

COLLATERALIZED MORTGAGE OBLIGATIONS—Continued

Principal Amount (000s)		Value (000s)
	Structured Asset Mortgage Investments Inc.	
	Pass Thru Certificate	
	Series 1998-9 Cl. 1A3	
$ 5,000	6.250%—11/25/2028[1]	$ 5,327
	Structured Asset Securities Corp.	
	Pass Thru Certificates	
	Series 2001-15A Cl. 2A1	
2,027	6.500%—10/25/2031[2]	2,073
	Series 2001-21A Cl. 1A1	
3,953	6.250%—01/25/2032[1,2]	4,092
	Series 2002-1A Cl. 4A	
2,705	6.281%—02/25/2032[1,2]	2,792
		8,957
	Washington Mutual	
	Pass Thru Certificate	
	Series 2002-AR11 Cl. A1	
11,640	5.240%—10/25/2032[1,2,5]	11,949
	Wells Fargo Mortgage Backed Securities Trust	
	Series 2001-25 Cl. IIA	
4,833	6.524%—10/25/2031[1,2]	4,894
	Series 2002-E Cl. 2A1	
2,530	5.221%—09/25/2032[2]	2,570
		7,464
TOTAL COLLATERALIZED MORTGAGE OBLIGATIONS		
(Cost $158,140)		161,725

FOREIGN GOVERNMENT OBLIGATIONS—10.2%

Principal Amount (000s)		Value (000s)
	Federal Republic of Germany	
€100,000	4.750%—12/13/2002	98,978
	Federative Republic of Brazil	
$ 4,480	3.063%—04/15/2006[2]	3,436
5,300	11.500%—03/12/2008[1]	3,458
153	3.125%—04/15/2009[2]	89
2,217	8.000%—04/15/2014	1,286
		8,269
	Republic of Panama	
5,000	9.625%—02/08/2011	5,237
950	9.375%—07/23/2012	990
2,711	4.750%—07/17/2014[5]	2,345
344	2.625%—07/17/2016[2]	264
		8,836
	Republic of Peru	
1,200	9.125%—02/21/2012[3]	1,062
	United Mexican States	
794	3.140%—03/25/2005[2]	773
400	9.875%—02/01/2010	465
100	11.375%—09/15/2016	127
2,200	6.250%—12/31/2019	2,127
		3,492
	United Mexican States MTN[4]	
15,000	8.500%—02/01/2006	16,597
1,800	8.000%—09/24/2022	1,760
400	8.300%—08/15/2031	398
		18,755
TOTAL FOREIGN GOVERNMENT OBLIGATIONS		
(Cost $140,305)		139,392

Harbor Bond Fund
PORTFOLIO OF INVESTMENTS—Continued

MORTGAGE PASS-THROUGH—42.5%

Principal Amount (000s)		Value (000s)
	Federal Home Loan Mortgage Corp.	
$ 18	8.000%—06/01/2011	$ 19
13	8.500%—02/01/2017[1]	14
328	5.013%—06/01/2024[1,2]	340
22,996	7.000%—10/15/2030[1]	25,211
		25,584
	Federal Housing Authority Project	
	221 Grey 98-4	
6,381	7.430%—10/01/2020[1]	6,608
	221D4 Banco-5	
504	7.400%—02/01/2021	520
	221D4 Banco-15	
87	7.450%—05/01/2021	90
		7,218
	Federal National Mortgage Association	
21	9.000%—03/01/2005[1]	22
489	9.000%—11/01/2009[1]	530
533	6.000%—03/01/2016	557
6,639	6.000%—04/01/2016	6,927
12,061	6.000%—05/01/2016[1]	12,580
8,208	6.000%—06/01/2016	8,560
19,157	6.000%—07/01/2016[1]	19,980
7,449	6.000%—08/01/2016	7,771
7,545	6.000%—09/01/2016	7,867
8,592	6.000%—10/01/2016	8,958
5,437	6.000%—11/01/2016	5,671
7,453	5.500%—12/01/2016	7,700
7,848	6.000%—12/01/2016	8,185
5,820	5.500%—01/01/2017	6,011
7,548	6.000%—01/01/2017	7,875
5,887	5.500%—02/01/2017	6,079
15,420	6.000%—02/01/2017[1]	16,085
2,552	5.500%—03/01/2017	2,637
10,314	6.000%—03/01/2017	10,754
5,102	5.500%—04/01/2017	5,270
36,807	6.000%—04/01/2017[1]	38,389
1,591	5.500%—05/01/2017	1,644
19,746	6.000%—05/01/2017[1]	20,593
163	5.500%—06/01/2017	169
6,090	6.000%—06/01/2017	6,350
153	5.500%—07/01/2017	158
2,836	6.000%—07/01/2017	2,957
9,999	5.500%—08/01/2017	10,328
4,891	6.000%—08/01/2017	5,102
4,270	6.000%—09/01/2017	4,454
11,000	5.500%—10/01/2017	11,362
3,847	6.000%—10/01/2017	4,012
2,000	5.500%—11/01/2017	2,066
13,334	3.672%—10/01/2040[1,2]	13,775
		271,378
	Federal National Mortgage Association TBA[9]	
	November Delivery	
79,000	5.500%—11/19/2017	81,543
71,500	6.000%—11/19/2017	74,539
		156,082

MORTGAGE PASS-THROUGH—Continued

Principal Amount (000s)		Value (000s)
	FHLMC Structured Pass Through Securities	
$ 6,624	4.597%—08/15/2032[1,5]	$ 6,692
	Government National Mortgage Association	
359	6.750%—08/15/2017	377
154	6.000%—11/15/2028	160
4,157	6.000%—01/15/2029	4,316
240	6.500%—01/15/2029	251
6,721	6.000%—02/15/2029	6,974
62	6.500%—02/15/2029	65
3,833	6.000%—03/15/2029	3,979
230	6.500%—03/15/2029	240
3,320	6.000%—04/15/2029	3,448
1,867	6.500%—04/15/2029	1,949
1,924	6.000%—05/15/2029	1,995
946	6.500%—05/15/2029	988
433	6.000%—06/15/2029	450
503	6.500%—06/15/2029	524
4,440	6.000%—07/15/2029[1]	4,612
3,440	6.500%—07/15/2029[1]	3,590
97	6.000%—08/15/2029	101
1,983	6.000%—09/15/2029	2,058
46	6.000%—10/15/2029	48
79	6.000%—11/15/2029	82
156	6.000%—10/15/2030	162
687	6.500%—12/15/2030	717
527	7.000%—12/15/2030	554
22	6.500%—02/15/2031	23
220	7.000%—02/15/2031	231
866	6.500%—03/15/2031	903
10,876	7.000%—03/15/2031	11,426
1,522	6.500%—04/15/2031	1,586
1,164	7.000%—04/15/2031	1,223
569	6.500%—05/15/2031	593
3,740	6.500%—06/15/2031	3,899
1,502	7.000%—06/15/2031	1,577
215	6.500%—07/15/2031	223
452	7.000%—07/15/2031	475
839	6.500%—08/15/2031	875
4,474	7.000%—08/15/2031	4,700
2,065	6.500%—09/15/2031	2,153
734	7.000%—09/15/2031	771
3,242	6.500%—10/15/2031	3,382
711	7.000%—10/15/2031	747
4,122	6.500%—11/15/2031	4,300
3,271	6.500%—12/15/2031	3,410
58	6.500%—01/15/2032	61
784	7.000%—01/15/2032	824
833	6.500%—02/15/2032	869
1,182	6.500%—03/15/2032	1,232
1,581	7.000%—03/15/2032	1,660
40	6.500%—05/15/2032	42
1,977	7.000%—05/15/2032	2,077
745	6.500%—06/15/2032	777
661	6.500%—08/15/2032	688
		88,367

MORTGAGE PASS-THROUGH—Continued

Principal Amount (000s)		Value (000s)
	Government National Mortgage Association II	
$ 614	5.375%—03/20/2017[1,2]	$ 634
964	5.750%—08/20/2022[1,2]	994
577	5.750%—09/20/2023[1,2]	595
233	5.375%—05/20/2024[1,2]	242
20	5.750%—07/20/2024[2]	21
1,315	5.750%—09/20/2024[1,2]	1,356
246	6.625%—12/20/2024[1,2]	254
541	5.375%—01/20/2025[1,2]	558
379	5.375%—02/20/2025[1,2]	392
259	6.625%—10/20/2025[1,2]	267
746	6.625%—11/20/2025[1,2]	771
181	6.625%—12/20/2026[1,2]	187
1,430	5.750%—07/20/2027[1,2]	1,473
3,301	6.000%—11/20/2029[1,2]	3,399
15,625	4.500%—02/20/2032[1,2]	15,878
		27,021

TOTAL MORTGAGE PASS-THROUGH
(Cost $568,189) 582,342

MUNICIPAL BONDS—0.2%

	Charlotte-Mecklenberg Hospital Authority	
1,000	5.000%—01/15/2031	1,005
	North Carolina State Education Authority Series 2000 Cl. G	
2,300	1.974%—06/01/2009[2]	2,304

TOTAL MUNICIPAL BONDS
(Cost $3,229) 3,309

U.S. GOVERNMENT OBLIGATIONS—6.0%

	U.S. Treasury Bond STRIPS[10]	
11,000	0.000%—02/15/2027[1]	2,903
	U.S. Treasury Bonds	
12,400	7.250%—05/15/2016[1]	15,659
22,200	7.500%—11/15/2016[1]	28,626
3,100	8.750%—05/15/2017	4,414
4,100	5.500%—08/15/2028	4,302
4,616	3.875%—04/15/2029[11]	5,335
		58,336
	U.S. Treasury Notes	
4,676	3.375%—01/15/2007[1,11]	5,026
4,474	3.625%—01/15/2008[11]	4,850
1,432	3.875%—01/15/2009[11]	1,580
1,396	4.250%—01/15/2010[11]	1,576
4,464	3.500%—01/15/2011[11]	4,852
1,323	3.375%—01/15/2012[11]	1,431
1,306	3.000%—07/15/2012[11]	1,374
		20,689

TOTAL U.S. GOVERNMENT OBLIGATIONS
(Cost $82,850) 81,928

OPTIONS—0.0%

No. of Contracts		Value (000s)
	Eurodollar Futures	
650	Expire 12/2002	$ 2
9,913	Expire 03/2003	27

TOTAL OPTIONS
(Cost $66) 29

SHORT-TERM INVESTMENTS—17.2%

Principal Amount (000s)		Value (000s)
COMMERCIAL PAPER		
	Abbey National plc	
$ 11,800	1.750%—11/05/2002	11,798
10,400	1.780%—11/06/2002	10,397
4,400	1.750%—12/10/2002	4,392
6,100	1.750%—12/12/2002	6,088
		32,675
	CBA Del Finance Inc. Yrs. 3&4	
11,600	1.750%—11/14/2002	11,593
	Federal National Mortgage Association	
16,900	1.710%—11/20/2002	16,885
295	1.730%—12/05/2002[1]	294
		17,179
	Merck & Co. Inc.	
45,000	1.750%—11/13/2002	44,974
	Royal Bank of Scotland	
46,000	1.770%—11/08/2002	45,984
	UBS Finance Inc. Yrs 3&4	
30,000	1.730%—11/14/2002	29,981
35,000	1.750%—11/15/2002	34,976
		64,957
TOTAL COMMERCIAL PAPER		217,362
REPURCHASE AGREEMENT		
	Repurchase Agreement with State Street Bank & Trust dated October 31, 2002 due November 1, 2002 at 1.55% collateralized by a U.S. Treasury Note 2.125% October 31, 2004, par value of $7,890 (repurchase proceeds of $7,783	
7,783	when closed on November 1, 2002)	7,783
U.S. TREASURY BILLS		
150	1.575%—11/14/2002	150
385	1.590%—11/14/2002	385
105	1.490%—11/29/2002	105
1,255	1.520%—11/29/2002	1,253
480	1.525%—11/29/2002	479
20	1.545%—11/29/2002	20
215	1.550%—11/29/2002	215
30	1.555%—11/29/2002	30
120	1.560%—11/29/2002	120
35	1.562%—11/29/2002	35
95	1.580%—11/29/2002	95
240	1.585%—11/29/2002	240
50	1.600%—11/29/2002	50
60	1.610%—11/29/2002	60
30	1.612%—11/29/2002	30
20	1.617%—11/29/2002	20
545	1.621%—11/29/2002	544

Harbor Bond Fund
PORTFOLIO OF INVESTMENTS—Continued

SHORT-TERM INVESTMENTS—Continued

Principal Amount (000s)		Value (000s)
U.S. TREASURY BILLS—Continued		
$ 320	1.640%—11/29/2002	$ 320
40	1.645%—11/29/2002	40
280	1.650%—11/29/2002	280
5,500	1.655%—11/29/2002	5,493
300	1.660%—11/29/2002	300
		10,264

SHORT-TERM INVESTMENTS—Continued

	Value (000s)
TOTAL SHORT-TERM INVESTMENTS (Cost $235,409)	$ 235,409
TOTAL INVESTMENTS—115.8% (Cost $1,582,833)	1,586,740
CASH AND OTHER ASSETS, LESS LIABILITIES—(15.8%)	(216,809)
TOTAL NET ASSETS—100.0%	$1,369,931

FUTURES CONTRACTS WHICH WERE OPEN AT OCTOBER 31, 2002 ARE AS FOLLOWS:

Description	Number of Contracts	Aggregate Face Value (000s)	Expiration Date	Unrealized Appreciation/ (Depreciation) (000s)
U.S. Treasury Notes Futures (Buy)	1,819	$ 181,900	Dec-02	$3,637
U.S. Treasury Bonds Futures (Buy)	183	18,300	Dec-02	(67)
Eurodollar Futures (Buy)	134	33,500	Jun-03	400
Eurodollar Futures (Buy)	3	750	Sep-03	24
Germany Federal Republic Bonds 10 Yr. (Buy)	514	€ 51,400	Dec-02	385
Germany Federal Republic Bonds 5 Yr. (Buy)	1,779	177,900	Dec-02	1,731
Euribor Futures (Buy)	5,775	1,443,750	Mar-03	1,106
Euribor Futures (Sell)	5,201	1,300,250	Mar-03	342
Euribor Futures (Buy)	69	17,250	Jun-03	44
Euribor Futures (Sell)	1,670	417,500	Jun-03	156
Euribor Futures (Sell)	84	21,000	Dec-03	22
				$7,780

WRITTEN OPTIONS WHICH WERE OPEN AT OCTOBER 31, 2002 ARE AS FOLLOWS:

Description	Number of Contracts	Strike Price	Expiration Date	Value (000s)
U.S. Treasury Notes 10 Yr. Futures (Call)	58	$110.00	Nov-02	$ (277)
U.S. Treasury Notes 10 Yr. Futures (Call)	353	115.00	Nov-02	(287)
U.S. Treasury Notes 10 Yr. Futures (Call)	312	116.00	Nov-02	(132)
U.S. Treasury Notes 10 Yr. Futures (Call)	212	118.00	Nov-02	(23)
U.S. Treasury Notes 10 Yr. Futures (Put)	428	110.00	Nov-02	(27)
Eurodollar Futures (Put)	799	96.50	Dec-02	(4)
Eurodollar Futures (Call)	452	98.75	Jun-03	(192)
Eurodollar Futures (Put)	225	97.50	Jun-03	(39)
Swap Option — 3 Mo. LIBOR (Call)	5,500,000	6.00	Oct-04	(439)
Swap Option — 3 Mo. LIBOR (Call)	21,100,000	5.97	Oct-04	(1,672)
Swap Option — 3 Mo. LIBOR (Put)	5,500,000	6.00	Oct-04	(143)
Swap Option — 3 Mo. LIBOR (Put)	21,100,000	5.97	Oct-04	(548)
Written options outstanding, at value (premiums received of $3,625)				$(3,783)

FORWARD CURRENCY CONTRACTS WHICH WERE OPEN AT OCTOBER 31, 2002 ARE AS FOLLOWS:

Currency	Market Value (000s)	Aggregate Face Value (000s)	Delivery Date	Unrealized Appreciation/ (Depreciation (000s)
Euro (Sell)	$34,701	$34,519	Nov-02	$(182)
Euro (Buy)	3,952	3,940	Nov-02	11
Japanese Yen (Buy)	341	355	Dec-02	(14)
				$(185)

FIXED INCOME

Harbor Bond Fund
PORTFOLIO OF INVESTMENTS—Continued

SWAP AGREEMENTS WHICH WERE OPEN AT OCTOBER 31, 2002 ARE AS FOLLOWS:

Par Value (000s)	Description	Counter Party	Unrealized Appreciation/ (Depreciation) (000s)
€ 9,100	To make or receive semi-annual payments through 3/15/2017 based on the difference between (A) the 10 year fixed interest rate of 6.000% over (B) the 10 year floating rate adjusted every six months based upon the EUR-EURIBOR-Telerate.	Goldman Sachs Capital Markets New York	$ 62
1,200	To make or receive semi-annual payments through 3/15/2017 based on the difference between (A) the 10 year fixed interest rate of 6.000% over (B) the 10 year floating rate adjusted every six months based upon the EUR-EURIBOR-Telerate.	J.P. Morgan Securities	9
4,500	To make or receive semi-annual payments through 3/15/2032 based on the difference between (A) the 10 year fixed interest rate of 6.000% over (B) the 10 year floating rate adjusted every six months based upon the EUR-EURIBOR-Telerate.	J.P. Morgan Securities	75
3,200	To make or receive semi-annual payments through 3/15/2032 based on the difference between (A) the 10 year fixed interest rate of 6.000% over (B) the 10 year floating rate adjusted every six months based upon the EUR-EURIBOR-Telerate.	UBS Warburg	36
¥ 707,500	To make or receive semi-annual payments through 6/18/2007 based on the difference between (A) the 10 year fixed interest rate of 1.805% over (B) the 10 year floating rate adjusted every six months based upon the JPY-LIBOR-BBA.	Goldman Sachs Capital Markets New York	(15)
1,600,000	To make or receive semi-annual payments through 9/12/2007 based on the difference between (A) the 10 year fixed interest rate of 1.771% over (B) the 10 year floating rate adjusted every six months based upon the JPY-LIBOR-BBA.	Goldman Sachs Capital Markets New York	(26)
521,000	To make or receive semi-annual payments through 1/1/2011 based on the difference between (A) the 10 year fixed interest rate of 1.805% over (B) the 10 year floating rate adjusted every six months based upon the JPY-LIBOR-BBA.	Morgan Stanley Capital Services	(380)
360,000	To make or receive semi-annual payments through 1/1/2011 based on the difference between (A) the 10 year fixed interest rate of 1.771% over (B) the 10 year floating rate adjusted every six months based upon the JPY-LIBOR-BBA.	Morgan Stanley Capital Services	(254)
£ 6,400	To make or receive semi-annual payments through 6/17/2004 based on the difference between (A) the 10 year fixed interest rate of 5.500% over (B) the 10 year floating rate adjusted every six months based upon the GBP-LIBOR-BBA.	Goldman Sachs Capital Markets New York	237
2,200	To make or receive semi-annual payments through 6/17/2004 based on the difference between (A) the 10 year fixed interest rate of 5.500% over (B) the 10 year floating rate adjusted every six months based upon the GBP-LIBOR-BBA.	Morgan Stanley Capital Services	75
1,600	To make or receive semi-annual payments through 3/15/2017 based on the difference between (A) the 10 year fixed interest rate of 5.000% over (B) the 10 year floating rate adjusted every six months based upon the GBP-LIBOR-BBA.	UBS Warburg	(8)
800	To make or receive semi-annual payments through 3/15/2017 based on the difference between (A) the 10 year fixed interest rate of 5.000% over (B) the 10 year floating rate adjusted every six months based upon the GBP-LIBOR-BBA.	J.P. Morgan Securities	(3)
4,100	To make or receive semi-annual payments through 3/15/2017 based on the difference between (A) the 10 year fixed interest rate of 5.000% over (B) the 10 year floating rate adjusted every six months based upon the GBP-LIBOR-BBA.	Goldman Sachs Capital Markets New York	1
2,400	To make or receive semi-annual payments through 3/15/2032 based on the difference between (A) the 10 year fixed interest rate of 5.000% over (B) the 10 year floating rate adjusted every six months based upon the GBP-LIBOR-BBA.	J.P. Morgan Securities	(17)
1,900	To make or receive semi-annual payments through 3/15/2032 based on the difference between (A) the 10 year fixed interest rate of 5.000% over (B) the 10 year floating rate adjusted every six months based upon the GBP-LIBOR-BBA.	UBS Warburg	(31)
$ 13,100	To make or receive semi-annual payments through 12/12/2012 based on the difference between (A) the 10 year fixed interest rate of 6.000% over (B) the 10 year floating rate adjusted every three months based upon the USD-LIBOR-BBA.	J.P. Morgan Securities	(462)
6,000	To make or receive semi-annual payments through 12/18/2012 based on the difference between (A) the 10 year fixed interest rate of 6.000% over (B) the 10 year floating rate adjusted every three months based upon the USD-LIBOR-BBA.	Bank of America	(488)
3,000	To make or receive semi-annual payments through 12/18/2012 based on the difference between (A) the 10 year fixed interest rate of 6.000% over (B) the 10 year floating rate adjusted every three months based upon the USD-LIBOR-BBA.	Morgan Stanley Capital Services	(232)
14,900	To make or receive semi-annual payments through 12/18/2012 based on the difference between (A) the 10 year fixed interest rate of 6.000% over (B) the 10 year floating rate adjusted every three months based upon the USD-LIBOR-BBA.	Goldman Sachs Capital Markets New York	(1,046)

FIXED INCOME

Par Value (000s)	Description	Counter Party	Unrealized Appreciation/ (Depreciation) (000s)
$ 10,300	To make or receive semi-annual payments through 12/18/2012 based on the difference between (A) the 10 year fixed interest rate of 6.000% over (B) the 10 year floating rate adjusted every three months based upon the USD-LIBOR-BBA.	Lehman Brothers	$ (869)
2,000	To make or receive semi-annual payments through 12/18/2022 based on the difference between (A) the 10 year fixed interest rate of 6.000% over (B) the 10 year floating rate adjusted every three months based upon the USD-LIBOR-BBA.	Merrill Lynch	(164)
3,300	To make or receive semi-annual payments through 12/18/2022 based on the difference between (A) the 10 year fixed interest rate of 6.000% over (B) the 10 year floating rate adjusted every three months based upon the USD-LIBOR-BBA.	Bank of America	(230)
			$(3,730)

1   At October 31, 2002, securities held by the Fund were pledged to cover margin requirements for open future contracts, and written options on futures contracts and swap options. (See Note 2 to the Financial Statements.) The securities pledged had an aggregate market value of $677,211.

2   Floating rate security. The stated rate represents the rate in effect at October 31, 2002.

3   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2002, these securities were valued at $87,664 or 6.4% of net assets.

4   MTN after the name of a security stands for Medium Term Note.

5   Variable rate security. The stated rate represents the rate in effect at October 31, 2002.

6   Step coupon security. The rate will step 1.07% per month until the coupon reaches 15%.

7   Interest only (IO) securities represent the right to receive the monthly interest payments on an underlying pool of mortgage loans. These are subject to the risk of accelerated principal paydowns. The amount represents the notional amount on which current interest is calculated.

8   REMICs are CMOs which can hold mortgages secured by any type of real property and issue multiple-class securities backed by those mortgages.

9   TBAs are mortgage-backed securities traded under delayed delivery commitments, settling after October 31, 2002. Although the unit price for the trades has been established, the principal value has not been finalized. However, the amount of the commitments will not fluctuate more than 2% from the principal amount. Income on TBAs is not earned until settlement date. (See Note 2 to the Financial Statements).

10 Separate trading of registered interest and principal of securities (STRIPS) is a prestripped zero-coupon bond that is a direct obligation of the U.S. Treasury.

11 Treasury inflation-protected securities (TIPS) are securities in which the principal amount is adjusted for inflation and interest payments are applied to the inflation-adjusted principal.

€   Euro.

¥   Japanese Yen.

£   British Pound.

FIXED INCOME

The accompanying notes are an integral part of the financial statements.

Harbor Short Duration Fund
PORTFOLIO OF INVESTMENTS—October 31, 2002

Total Investments (% of net assets)
(Excludes net cash and short-term investment of 7.8%)

Collateralized Mortgage Obligations	14.7
U.S. Government Obligations	22.1
Asset-Backed Securities	55.4

ASSET-BACKED SECURITIES—55.4%

Principal Amount (000s)		Value (000s)
	Advanta Business Card Master Trust	
	Series 2000-B Cl. B	
$ 2,000	2.380%—01/20/2006[1]	$ 2,003
	Aerco Ltd.	
	Series 2A Cl. A3	
1,450	2.763%—07/15/2025[1]	1,381
	AmeriCredit Automobile Receivables Trust	
	Series 2001-1 Cl. A3	
3,000	5.130%—11/06/2005[2]	3,067
	Ameriquest Mortgage Securities Inc.	
	Pass Thru Certificate	
	Series 2002-1 Cl. AF3	
2,200	5.120%—05/25/2032[2]	2,294
	Ameriquest Mortgage Securities Inc.	
	Series 2002-3 Cl. AF1	
1,966	2.540%—08/25/2032	1,956
	Associates Automobile Receivables Trust	
	Series 2000-1 Cl. A3	
1,040	7.300%—01/15/2004[2]	1,055
	Series 2000-2 Cl. A3	
492	6.820%—02/15/2005	500
		1,555
	BMW Vehicle Owner Trust	
	Series 2002-A Cl. A2	
1,500	2.830%—12/27/2004	1,509
	CDC Mortgage Capital Trust	
	Series 2002-HE1 Cl. A	
1,648	2.140%—01/25/2033[1]	1,649
	Centex Home Equity	
	Series 2002-B Cl. AF2	
2,250	4.487%—05/25/2020	2,303
	Chase Funding Mortgage Loan Asset Backed Certificates	
	Series 1999-2 Cl. IA2	
821	6.860%—12/26/2024	835
	CIT Equipment Collateral	
	Series 2001-A Cl. A2	
847	3.730%—03/22/2004[2]	850
	CIT Marine Trust	
	Series 1999-A Cl. A2	
522	5.800%—04/15/2010[2]	530
	Citibank Credit Card Issuance Trust	
	Series 2001-B2 Cl. B2	
2,000	2.245%—12/10/2008[1]	2,005
	Citibank Credit Card Master Trust I	
	Series 1999-7 Cl. A	
1,500	6.650%—11/15/2006	1,635

ASSET-BACKED SECURITIES—Continued

Principal Amount (000s)		Value (000s)
	Citifinancial Mortgage Securities Inc.	
	Pass Thru Certificate	
	Series 2002-1 Cl. AF1	
$ 2,000	2.474%—09/25/2032	$ 2,000
	CNH Equipment Trust	
	Series 2001-B Cl. A3	
2,000	2.113%—03/15/2006[1]	2,001
	Conseco Finance	
	Series 2000-C Cl. A	
808	2.173%—12/15/2029[1,2]	804
	Contimortgage Home Equity Trust	
	Pass Thru Certificate	
	Series 1998-3 Cl. A10	
2	5.840%—05/15/2016[2]	2
	Countrywide Home Equity Loan Trust	
1,350	7.730%—09/25/2027	1,416
	Series 2002-B Cl. A1	
1,318	2.053%—04/15/2028[1]	1,316
		2,732
	CS First Boston Mortgage Securities Corp.	
	Pass Thru Certificate	
	Series 2001-HS27 Cl. A	
969	2.480%—08/25/2031[1,3]	967
	DaimlerChrysler Auto Trust	
	Series 2000-C Cl. A3	
2,402	6.820%—09/06/2004	2,438
	Series 2001-C Cl. A3	
3,000	4.210%—07/06/2005[2]	3,071
		5,509
	Discover Card Master Trust I	
	Series 2000-9 Cl. A	
2,000	6.350%—07/15/2008[2]	2,215
	Felco Funding II LLC.	
	Series 2000-1 Cl. A3	
1,398	7.585%—06/15/2004[2,3]	1,414
	First North American National Bank	
	Series 1997-2 Cl. B	
3,000	2.273%—03/15/2006[1,2]	3,004
	Ford Credit Auto Owner Trust	
	Series 2000-E Cl. A4	
2,995	6.740%—06/15/2004	3,048
	Harborview Mortgage Loan Trust	
	Series 2001-1 Cl. B2	
1,343	7.000%—02/19/2031[4]	1,374
	Harley-Davidson Motorcycle Trust	
	Series 2001-2 Cl. A1	
604	3.770%—04/17/2006	610
	HFC Home Equity Loan Asset Backed Certificates	
	Series 2002-1 Cl. A	
1,510	2.200%—12/22/2031[1]	1,510
	Honda Auto Receivables Owner Trust	
	Series 2001-3 Cl. A2	
1,036	2.760%—02/18/2004	1,039
	Series 2002-1 Cl. A2	
2,265	2.550%—04/15/2004[2]	2,272
		3,311

FIXED INCOME

Harbor Short Duration Fund
PORTFOLIO OF INVESTMENTS—Continued

ASSET-BACKED SECURITIES—Continued

Principal Amount (000s)		Value (000s)
	Ikon Receivables LLC Series 1999-1 Cl. A4	
$ 3,525	6.230%—05/15/2005[2]	$ 3,570
	Long Beach Mortgage Loan Trust Series 2002-1 Cl. 2A2	
1,161	3.500%—05/25/2032	1,166
	MMCA Automobile Trust Series 2002-1 Cl. A2	
1,871	3.030%—01/17/2005	1,883
	National City Auto Receivables Trust Series 2002-A Cl. A4	
700	4.830%—08/15/2009	738
	Navistar Financial Corp Owner Trust Series 2001-B Cl. A4	
2,500	4.370%—11/17/2008[2]	2,614
	Premier Auto Trust Series 1999-3 Cl. A4	
3,134	6.430%—03/08/2004[2]	3,178
	Public Service New Hampshire Funding LLC Series 2001-1 Cl. A2	
2,500	5.730%—11/01/2010[2]	2,708
	Residential Asset Securities Corp. Series 1999-KS2 Cl. AI7	
1,000	7.390%—06/25/2028	1,086
	Series 2001-KS1 Cl. AI3	
3,000	5.854%—02/25/2026[2]	3,049
		4,135
	Saxon Asset Securities Trust Series 2001-1 Cl. AF4	
2,000	6.310%—03/25/2026[2]	2,142
	Series 1999-2 Cl. MV2	
1,500	2.780%—05/25/2029[1,2]	1,497
		3,639
	SSB RV Trust Series 2001-1 Cl. A2	
1,003	2.890%—12/15/2008[2]	1,008
	Standard Credit Card Master Trust Series 1995-1 Cl. A	
2,000	8.250%—01/07/2007	2,252
	Structured Asset Securities Corp. Series 2002-1A Cl. 2A1	
1,674	3.568%—02/25/2032[1]	1,696
	Toyota Auto Receivables Owner Trust Series 2000-B Cl. A3	
2,170	6.760%—08/15/2004	2,205
TOTAL ASSET-BACKED SECURITIES	(Cost $83,817)	84,865

COLLATERALIZED MORTGAGE OBLIGATIONS—14.7%

Principal Amount (000s)		Value (000s)
	Federal Home Loan Mortgage Corp.	
$ 2,000	6.500%—02/15/2023	$ 2,128
	Federal Home Loan Mortgage Corp. Pass Thru Certificate	
2,000	2.910%—08/27/2007	2,010
	Federal National Mortgage Association	
16,500	5.125%—02/13/2004	17,248
	Federal National Mortgage Association Series 2002-W6 Cl.1A3	
1,050	4.320%—11/25/2034	1,055
TOTAL COLLATERALIZED MORTGAGE OBLIGATIONS	(Cost $22,304)	22,441

U. S. GOVERNMENT OBLIGATIONS—22.1%

	U.S. Treasury Notes	
10,300	2.875%—06/30/2004	10,520
23,000	2.250%—07/31/2004[2]	23,259
TOTAL U. S. GOVERNMENT OBLIGATIONS	(Cost $33,455)	33,779

SHORT-TERM INVESTMENT—6.7%

(Cost $10,322)

REPURCHASE AGREEMENT

10,322	Repurchase Agreement with State Street Bank & Trust dated October 31, 2002 due November 1, 2002 at 1.72% collateralized by a U.S. Treasury Bill 8.0% November 15, 2021, market value of $10,322 (par value of $7,550)	10,322
TOTAL INVESTMENTS—98.9%	(Cost $149,898)	151,407
CASH AND OTHER ASSETS, LESS LIABILITIES—1.1%		1,667
TOTAL NET ASSETS—100.0%		$153,074

FIXED INCOME

1 Floating rate security. The stated rate represents the rate in effect at October 31, 2002.

2 At October 31, 2002, securities held by the Fund were pledged to cover margin requirements for open futures contracts, if any. (See Note 2 to the Financial Statements.) The security pledged had an aggregate market value of $63,366.

3 Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2002, these securities were valued at $2,381 or 1.6% of net assets.

4 Variable rate security. The stated rate represents the rate in effect at October 31, 2002.

The accompanying notes are an integral part of the financial statements.

Harbor Money Market Fund
PORTFOLIO OF INVESTMENTS—October 31, 2002

Total Investments (% of net assets)
(Excludes net cash of –0.1%)

Repurchase Agreement	19.3
Bank Obligations	19.8
Commercial Paper	61.0

BANK OBLIGATIONS—19.8%

Principal Amount (000s)		Value (000s)
	Bank of Montreal	
$ 7,000	1.730%—11/25/2002	$ 7,000
	Deutsche Bank AG	
7,000	1.730%—11/04/2002	7,000
	Permanent Financing plc	
3,000	1.780%—06/10/2003	3,000
	State Street Corp.	
7,000	1.740%—12/10/2002	7,000
	Svenska Handelsbanken Ab	
7,000	1.770%—11/04/2002	7,000
TOTAL BANK OBLIGATIONS		
(Cost $31,000)		31,000

COMMERCIAL PAPER—61.0%

Principal Amount (000s)		Value (000s)
	Abbey National plc	
7,000	1.660%—01/10/2003	6,977
	ANZ Inc.	
1,900	1.730%—01/15/2003	1,893
	Barclays US Funding Corp.	
7,000	1.750%—12/06/2002	6,988
	CBA Finance Inc. Yrs 3&4	
7,000	1.830%—01/13/2003	6,974
	Chase Manhattan Bank USA	
7,000	1.710%—01/10/2003	7,000

COMMERCIAL PAPER—Continued

Principal Amount (000s)		Value (000s)
	CitiBank	
$ 7,000	1.760%—12/12/2002	$ 7,000
	Danske Bank A/S	
7,000	1.710%—11/04/2002	7,000
	Federal Home Loan Mortgage Corp.	
7,000	1.680%—11/19/2002	6,994
	Lloyds TSB Group plc	
7,000	1.680%—12/10/2002	6,987
	Residential Asset Securities Corp.	
2,706	1.730%—08/25/2003	2,706
	Royal Bank of Canada	
7,000	1.750%—01/24/2003	6,972
	Societe Generale North America Inc.	
7,000	1.745%—12/06/2002	6,988
	UBS Finance Inc. Yrs 1&2	
7,000	1.890%—11/01/2002	7,000
	Wells Fargo Bank	
7,000	1.740%—01/27/2003	7,000
	WestpacTrust Securities NZ Ltd.	
7,000	1.730%—01/24/2003	6,972
TOTAL COMMERCIAL PAPER		
(Cost $95,451)		95,451

REPURCHASE AGREEMENT—19.3%
(Cost $30,126)

Principal Amount (000s)		Value (000s)
30,126	Repurchase Agreement with State Street Bank & Trust dated October 31, 2002 due November 1, 2002 at 1.72% collateralized by a U.S. Treasury Bill 6.0% February 15, 2026, market value of $30,126 (par value of $27,345)	30,126
TOTAL INVESTMENTS—100.1%		
(Cost $156,577)[1]		156,577
CASH AND OTHER ASSETS, LESS LIABILITIES—(0.1%)		(131)
TOTAL NET ASSETS—100.0%		$156,446

1 The aggregate identified cost on a tax basis is the same.

The accompanying notes are an integral part of the financial statements.

Harbor Fixed Income Funds
STATEMENT OF ASSETS AND LIABILITIES—October 31, 2002

(All amounts in Thousands, except per share amounts)

	Harbor Bond	Harbor Short Duration	Harbor Money Market
ASSETS			
Investments, at identified cost*	**$1,582,833**	**$149,898**	**$156,577**
Investments, at value	$1,578,957	$141,085	$126,451
Repurchase agreements	7,783	10,322	30,126
Foreign currency, at value (cost: $10,002; $0; $0)	10,054	—	—
Receivables for:			
Investments sold	38,814	—	—
Capital shares sold	5,225	1,236	439
Interest	14,705	798	85
Variation margin on futures contracts	2,601	—	—
Written options	23	—	—
Withholding tax receivable	56	—	—
Other assets	72	29	33
Total Assets	**1,658,290**	**153,470**	**157,134**
LIABILITIES			
Payables for:			
Investments purchased	272,469	—	—
Capital shares reacquired	4,579	352	643
Dividends to shareholders	—	2	—
Written options, at value (premiums received $3,625; $0; $0)	3,783	—	—
Swap agreements (proceeds: $2,718; $0; $0)	6,448	—	—
Interest on swap agreements	270	—	—
Open forward currency contracts	185	—	—
Accrued expenses:			
Management fees	530	24	20
Trustees' fees	5	1	1
Transfer agent fees	57	3	16
Other	33	14	8
Total Liabilities	**288,359**	**396**	**688**
NET ASSETS	**$1,369,931**	**$153,074**	**$156,446**
Net assets consist of:			
Paid-in capital	$1,306,905	$160,092	$156,446
Undistributed net investment income	27,142	173	—
Accumulated net realized gain/(loss)	29,145	(8,700)	—
Unrealized appreciation/(depreciation) of investments and translation of assets and liabilities in foreign currencies	(856)	1,509	—
Unrealized appreciation of futures and forward contracts	7,595	—	—
	$1,369,931	$153,074	$156,446
Shares of beneficial interest	114,325	17,624	156,446
Net asset value, offering and redemption price per share	$ 11.98	$ 8.69	$ 1.00

* Including repurchase agreements and short-term investments.

FIXED INCOME

The accompanying notes are an integral part of the financial statements.

Harbor Fixed Income Funds

STATEMENT OF OPERATIONS—Year Ended October 31, 2002

(All amounts in Thousands)

	Harbor Bond	Harbor Short Duration	Harbor Money Market
Investment Income:			
Interest	$ 56,265	$4,586	$3,268
Total Investment Income	**56,265**	**4,586**	**3,268**
Operating Expenses:			
Management fees	6,358	408	502
Shareholder communications	93	4	19
Custodian fees	146	48	36
Transfer agent fees	705	34	185
Professional fees	66	6	11
Trustees' fees and expenses	19	2	4
Registration fees	66	29	37
Miscellaneous	23	13	13
Total operating expenses	7,476	544	807
Management fees waived	(902)	(164)	(200)
Net operating expenses	6,574	380	607
Interest expense on reverse repurchase agreements	—	2	—
Net Investment Income	**49,691**	**4,204**	**2,661**
Realized and Unrealized Gain/(Loss) on Investment Transactions:			
Net realized gain/(loss) on:			
Investments	15,018	576	—
Foreign currency transactions	(5,286)	—	—
Swap agreements	11,407	—	—
Futures contracts	24,289	(162)	—
Written options	7,717	—	—
Change in net unrealized appreciation/(depreciation) of:			
Investments	(17,997)	(523)	—
Swap agreements	(15,352)	—	—
Futures contracts	355	(24)	—
Forward currency contracts	10	—	—
Translation of assets and liabilities in foreign currencies	(956)	—	—
Net gain/(loss) on investment transactions	19,205	(133)	—
Net increase in net assets resulting from operations	**$ 68,896**	**$4,071**	**$2,661**

The accompanying notes are an integral part of the financial statements.

Harbor Fixed Income Funds
STATEMENT OF CHANGES IN NET ASSETS

(All amounts in Thousands)

	Harbor Bond		Harbor Short Duration		Harbor Money Market	
	November 1, 2001 through October 31, 2002	November 1, 2000 through October 31, 2001	November 1, 2001 through October 31, 2002	November 1, 2000 through October 31, 2001	November 1, 2001 through October 31, 2002	November 1, 2000 through October 31, 2001
Increase/(Decrease) in Net Assets:						
Operations:						
Net investment income	$ 49,691	$ 49,251	$ 4,204	$ 5,641	$ 2,661	$ 6,618
Net realized gain on investments, foreign currency transactions, investments sold short, swap agreements, futures contracts and written options	53,145	25,379	414	500	—	2
Net unrealized appreciation/(depreciation) of investments and translation of assets and liabilities in foreign currencies	(33,940)	54,113	(547)	1,822	—	—
Net increase in net assets resulting from operations	68,896	128,743	4,071	7,963	2,661	6,620
Distributions to shareholders:						
Net investment income	(45,135)	(40,763)	(4,396)	(5,800)	(2,661)	(6,618)
Net realized gain on investments	(22,765)	(4,887)	—	—	—	(2)
Total distributions to shareholders	(67,900)	(45,650)	(4,396)	(5,800)	(2,661)	(6,620)
Capital share transactions:						
Net proceeds from sale of shares	727,422	470,485	220,189	275,635	186,705	302,450
Net asset value of shares issued in connection with reinvestment of:						
Dividends from net investment income	40,200	37,555	4,325	5,729	2,639	6,353
Distributions from net realized gain on investments	21,070	3,414	—	—	—	—
Cost of shares reacquired	(456,309)	(275,250)	(197,074)	(282,600)	(201,732)	(245,862)
Net increase/(decrease) derived from capital transactions	332,383	236,204	27,440	(1,236)	(12,388)	62,941
Net increase/(decrease) in net assets	333,379	319,297	27,115	927	(12,388)	62,941
Net Assets:						
Beginning of period	1,036,552	717,255	125,959	125,032	168,834	105,893
End of period*	$1,369,931	$1,036,552	$ 153,074	$ 125,959	$ 156,446	$ 168,834
Number of Capital Shares:						
Sold	61,841	41,186	25,410	31,974	186,705	302,450
Reinvested in payment of investment income dividends	5,326	3,296	500	665	2,639	6,353
Reinvested in payment of capital gain distributions	—	303	—	—	—	—
Reacquired	(38,850)	(23,976)	(22,777)	(32,842)	(201,732)	(245,862)
Net increase/(decrease) in shares outstanding	28,317	20,809	3,133	(203)	(12,388)	62,941
Outstanding:						
Beginning of period	86,008	65,199	14,491	14,694	168,834	105,893
End of period	114,325	86,008	17,624	14,491	156,446	168,834
* Includes undistributed/(distribution in excess) net investment income of:	$ 27,142	$ 6,200	$ 173	$ (85)	$ —	$ —

The accompanying notes are an integral part of the financial statements.

FIXED INCOME

63

Harbor Fixed Income Funds Financial Highlights
SELECTED DATA FOR A SHARE OUTSTANDING FOR THE PERIODS PRESENTED

Year/Period Ended	Net Asset Value Beginning of Period	Income from Investment Operations		Total from Investment Operations	Less Distributions	
		Net Investment Income/(Loss)	Net realized and Unrealized Gains/(Losses) on Investments, Futures Contracts, Options, Swap Agreements and Foreign Currency Contracts		Dividends from Net Investment Income	Distributions from Net Realized Capital Gains[1]
HARBOR BOND FUND						
October 31, 2002	$12.05	$.50[a]	$ .17	$ .67	$(.47)	$(.27)
October 31, 2001	11.00	.56[a]	1.08	1.64	(.52)	(.07)
October 31, 2000	10.85	.57[a]	.15	.72	(.57)	—
October 31, 1999	11.82	.58[a]	(.49)	.09	(.55)	(.51)
October 31, 1998	11.57	.61[a]	.53	1.14	(.66)	(.23)
HARBOR SHORT DURATION FUND						
October 31, 2002	$ 8.69	$.30[a]	$ .01	$ .31	$(.31)	$ —
October 31, 2001	8.51	.45[a]	.19	.64	(.46)	—
October 31, 2000	8.56	.55[a]	(.04)	.51	(.56)	—
October 31, 1999	8.69	.46[a]	(.15)	.31	(.44)	—
October 31, 1998	8.66	.48[a]	.09	.57	(.54)	—
HARBOR MONEY MARKET FUND						
October 31, 2002	$ 1.00	$.02[a]	$ —	$ .02	$(.02)	$ —
October 31, 2001	1.00	.05[a]	—	.05	(.05)	—
October 31, 2000	1.00	.06[a]	—	.06	(.06)	—
October 31, 1999	1.00	.05[a]	—	.05	(.05)	—
October 31, 1998	1.00	.05[a]	—	.05	(.05)	—

1   Includes both short-term and long-term capital gains.

2   Percentage does not reflect reduction for credit balance arrangements (see Note 4 to financial statements).

a   Reflects the Adviser's waiver of a portion of its management fees.

b   The total returns would have been lower had certain expenses not been waived during the periods shown.

The accompanying notes are an integral part of the financial statements.

Total Distributions	Net Asset Value End of Period	Total Return	Net Assets End of Period (000s)	Ratio of Operating Expenses to Average Net Assets (%)[2]	Ratio of Management Fees Not Imposed to Average Net Assets (%)	Ratio of Operating Expenses Net of All Offsets to Average Net Assets (%)	Ratio of Interest/Dividend Expense to Average Net Assets (%)	Ratio of Net Investment Income to Average Net Assets (%)	Portfolio Turnover (%)
$ (.74)	$11.98	5.87%[b]	$1,369,931	.58%[a]	.08%	.58%[a]	—%	4.37%[a]	293%
(.59)	12.05	15.35[b]	1,036,552	.56[a]	.22	.56[a]	—	5.50[a]	531
(.57)	11.00	6.95[b]	717,255	.60[a]	.21	.60[a]	—	6.16[a]	494
(1.06)	10.85	.85[b]	627,180	.61[a]	.21	.60[a]	—	5.35[a]	271
(.89)	11.82	10.33[b]	473,021	.65[a]	.22	.65[a]	—	5.41[a]	278
$ (.31)	$ 8.69	3.67%[b]	$ 153,074	.31%[a]	.13%	.31%[a]	—%	3.44%[a]	154%
(.46)	8.69	7.73[b]	125,959	.28[a]	.20	.27[a]	—	5.35[a]	246
(.56)	8.51	6.21[b]	125,032	.29[a]	.20	.28[a]	—	6.00[a]	478
(.44)	8.56	3.68[b]	251,442	.28[a]	.20	.28[a]	—	5.36[a]	578
(.54)	8.69	6.81[b]	217,244	.36[a]	.20	.36[a]	—	5.51[a]	727
$ (.02)	$ 1.00	1.59%[b]	$ 156,446	.36%[a]	.12%	.36%[a]	—%	1.58%[a]	N/A
(.05)	1.00	4.83[b]	168,834	.38[a]	.12	.38[a]	—	4.60[a]	N/A
(.06)	1.00	5.99[b]	105,893	.48[a]	.12	.47[a]	—	5.88[a]	N/A
(.05)	1.00	4.82[b]	97,265	.46[a]	.12	.46[a]	—	4.73[a]	N/A
(.05)	1.00	5.20[b]	100,276	.57[a]	.12	.57[a]	—	5.08[a]	N/A

Harbor Fund
NOTES TO FINANCIAL STATEMENTS—October 31, 2002

(Currency in Thousands)

NOTE 1—ORGANIZATIONAL MATTERS

Harbor Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended, as an open-ended investment company, consisting of seven domestic equity series: Harbor Capital Appreciation Fund, Harbor Mid Cap Growth Fund, Harbor Growth Fund, Harbor Small Cap Growth Fund, Harbor Large Cap Value Fund, Harbor Mid Cap Value Fund and Harbor Small Cap Value Fund; four international equity series: Harbor International Fund, Harbor International Fund II, Harbor International Growth Fund and Harbor Global Equity Fund; and three fixed income series: Harbor Bond Fund, Harbor Short Duration Fund and Harbor Money Market Fund (individually or collectively referred to as a "Fund" or the "Funds").

After the close of business on October 31, 2002, Harbor Small Cap Growth Fund was merged with and into Harbor Growth Fund with the surviving fund renamed "Harbor Small Cap Growth Fund" and Harbor International Fund II was merged with and into Harbor International Fund.

Effective November 1, 2002, each Fund offers one or more of the following classes of shares: Institutional Class, Retirement Class, and Investor Class. The separate classes of shares differ principally in the applicable distribution and shareholder servicing fees and transfer agent fees. Shareholders of each class also bear certain expenses that pertain to that particular class. All shareholders bear the common expenses of the Fund and earn income from the portfolio pro rata based on the average daily net assets of each class, without distinction between share classes. Dividends are determined separately for each class based on income and expenses allocable to each class. Realized gains are allocated to each class pro rata based on the net assets of each class on the date of distribution. No class has preferential dividend rights. Differences in per share dividend rates generally result from the relative weighting of pro rata income and realized gain allocations and from differences in separate class expenses, including distribution and shareholder servicing fees and transfer agent fees.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Trust in the preparation of its financial statements. The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements.

Security Valuation

Equity securities are valued at the last sale price on a national exchange or the National Association of Securities Dealers Automated Quotation ("NASDAQ") system or, in the case of unlisted securities or listed securities for which there were no sales on the valuation day, the mean between the closing bid and asked price. Securities listed or traded on foreign exchanges are valued at the last sale price on a national exchange on the valuation day, or if no sale occurs, at the official bid price as determined as of the close of the primary exchange.

Except for Harbor Money Market Fund, debt securities, other than short-term securities with a remaining maturity of less than sixty days, are valued at prices furnished by a pricing service, or as otherwise described below, selected by Harbor Capital Advisors, Inc. (the "Adviser"), which determines valuation for normal institutional-size trading units of such securities using market information, transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders. Short-term securities with a remaining maturity of less than sixty days are stated at amortized cost which approximates value.

Securities, for which there are no such prices or for which prices are deemed by the Adviser or Subadviser not to be representative of market values, are valued at their fair value as determined in good faith under consistently applied procedures established by and under the supervision of the Board of Trustees. The actual calculation of fair market value may be done by others including the Adviser and Subadviser.

Securities of the Harbor Money Market Fund are valued utilizing the amortized cost method as set forth in Rule 2a-7 under the Investment Company Act of 1940, as amended, and the Fund's Rule 2a-7 procedures.

Futures Contracts

To seek to increase total return or hedge against changes in interest rates, securities prices or currency exchange rates, each Fund (except Harbor Money Market Fund), may purchase and sell various kinds of futures contracts, and purchase and write call and put options on these futures contracts. Harbor Large Cap Value Fund is not authorized to enter into currency futures contracts and options on such contracts. Harbor International Growth Fund, Harbor International Fund II and Harbor International Fund are not authorized to enter into futures contracts on currencies or engage in options transactions with respect to futures contracts for speculative purposes.

(Currency in Thousands)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES—Continued

Futures contracts tend to increase or decrease the Fund's exposure to the underlying instrument or hedge other fund investments. Losses may arise from changes in the value of the underlying instruments, if there is an illiquid secondary market for the contracts or if the counterparties do not perform under the contracts' terms. The maximum potential loss on a long futures contract is the U.S. dollar value of the notional amount at the time the contract is opened. The potential loss on a short futures contract is unlimited. Open futures contracts are valued based on the last sale price on the exchange on which such futures are principally traded. See Portfolio of Investments for open futures contracts held as of October 31, 2002.

A futures contract is an agreement between two parties to buy and sell a security at a set price on a future date. Upon entering into such a contract, a Fund is required to pledge to the broker an amount of cash, U.S. government securities or other liquid securities equal to the minimum "initial margin" requirements of the exchange. Pursuant to the contract, the Fund agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in value of the contract. Such receipts or payments are known as "variation margin," and are recorded by the Fund as unrealized gains or losses. When the contract is closed or expired, the Fund records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

Options

Consistent with its investment policies, each Fund (excluding the Harbor Money Market Fund) may use option contracts to manage its exposure to the stock and bond markets and to fluctuations in interest rates and currency values. Harbor Large Cap Value Fund is not authorized to engage in options transactions on currency. Harbor International Fund and Harbor International Growth Fund are not authorized to engage in options transactions on currencies for speculative purposes. Harbor International Fund II is not authorized to write options on currencies for speculative purposes. Option contracts tend to increase or decrease the Fund's exposure to the underlying instrument or hedge other fund investments.

When a Fund purchases an option, the premium paid by the Fund is included in the Fund's Statement of Assets and Liabilities as an investment and subsequently "marked-to-market" to reflect the option's current market value. Purchased options are valued at the last sale price on the market on which they are principally traded. If the purchased option expires, the Fund realizes a loss in the amount of the premium. If the Fund enters into a closing sale transaction, it realizes a gain or loss, depending on whether the proceeds from the sale are greater or less than the cost of the option. If the Fund exercises a call option, the cost of the securities acquired by exercising the call is increased by the premium paid to buy the call. If the Fund exercises a put option, it realizes a gain or loss from the sale of the underlying security and the proceeds from such sale are decreased by the premium originally paid. The risk associated with purchasing options is limited to the premium originally paid.

When a Fund writes an option, the premium received by the Fund is presented in the Fund's Statement of Assets and Liabilities as an asset and an equivalent liability. The amount of the liability is subsequently "marked-to-market" to reflect the current market value of the option written. Written options are valued at the last sale price or, in the absence of a sale, the last offering price on the market on which they are principally traded. If an option expires on its stipulated expiration date, or if the Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the option was written) without regard to any unrealized gain or loss on the underlying security, and the liability related to such option is extinguished. If a written call option is exercised, the Fund realizes a gain or loss from the sale of the underlying security and the proceeds of the sale are increased by the premium originally received. If a written put option is exercised, the amount of the premium originally received reduces the cost of the security which the Fund purchases upon exercise of the option.

The risk in writing a call option is that the Fund relinquishes the opportunity to profit if the market price of the underlying security increases and the option is exercised. In writing a put option, the Fund assumes the risk of incurring a loss if the market price of the underlying security decreases and the option is exercised. In addition, there is a risk the Fund may not be able to enter into a closing transaction because of an illiquid secondary market, or if the counterparties do not perform under the contracts' terms. See Note 3 for all outstanding written options as of October 31, 2002.

Swap Agreements

To the extent permitted under their respective investment policies, Harbor Capital Appreciation Fund, Harbor Bond Fund and Harbor Short Duration Fund may invest in swap agreements which involve the exchange of cash payments based on the specified terms and conditions of such agreements. A swap is an agreement to exchange the return generated by one investment for the return generated by another instrument. The value of each swap is determined by the counterparty to the swap agreement using a methodology which

Harbor Fund
NOTES TO FINANCIAL STATEMENTS—Continued

(Currency in Thousands)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES—Continued

discounts the expected future cash receipts or disbursements related to the swap. The Fund may also enter into interest rate swap agreements which involve the exchange by the Fund with another party of their respective commitments to pay or receive interest, (e.g., an exchange of floating rate payments for fixed rate payments with respect to a notional amount of principal). Interest rate swaps are "marked-to-market" daily. Net market value is reported as an asset or a liability in the Statement of Assets and Liabilities. The cash paid or received on a swap is recognized as income or expense when such a payment is paid or received.

Entering into swap agreements involves, to varying degrees, elements of credit risk, market risk, and interest rate risk in excess of the amount recognized in the Statement of Assets and Liabilities. Such risks involve the possibility that there is not a liquid market for these agreements, that the counterparty to the agreements may default on its obligation to perform and that there may be unfavorable changes in market conditions or interest rates.

TBA/When-Issued Purchase Commitments

Harbor Bond Fund may enter into TBA (to be announced) and when-issued purchase commitments to purchase securities for a fixed unit price at a future date beyond customary settlement time. Although the unit price for a TBA has been established, the principal value has not been finalized. However, the amount of the commitment will not fluctuate more than 2.0% from the principal amount. The price of a when-issued security and the date when the security will be delivered and paid for are fixed at the time the transaction is negotiated.

The Fund holds, and maintains until the settlement date, cash or liquid securities in an amount sufficient to meet the purchase price. TBA and when-issued purchase commitments may be considered securities in themselves, and involve a risk of loss if the value of the security to be purchased declines prior to the settlement date, which risk is in addition to the risk of decline in the value of the Fund's other assets. Risks may also arise upon entering into these contracts from the potential inability of counterparties to meet the terms of their contracts. Unsettled TBA and when-issued purchase commitments are valued at the current market value of the underlying securities, generally according to the procedures described under "Security Valuation" above.

Although the Fund will generally enter into TBA and when-issued purchase commitments with the intention of acquiring securities for its portfolio, a Fund may dispose of a commitment prior to settlement if the Fund's Subadviser deems it appropriate to do so.

TBA Sale Commitments

Harbor Bond Fund may enter into TBA sale commitments to hedge portfolio positions or to sell mortgage-backed securities owned under delayed delivery arrangements. Proceeds of TBA sale commitments are not received until the contractual settlement date.

Unsettled TBA sale commitments are valued at the current market value of the underlying securities, generally according to the procedures described under "Security Valuation" above. The contract is "marked-to-market" daily and the change in market value is recorded by the Fund as an unrealized gain or loss. If the TBA sale commitment is closed through the acquisition of an offsetting purchase commitment, the Fund realizes a gain or loss on the commitment without regard to any unrealized gain or loss on the underlying security. If the Fund delivers securities under the commitment, the Fund realizes a gain or loss from the sale of the securities based upon the unit price established at the date on which the commitment was entered.

Short Sales

Each Fund, except Harbor International Growth Fund, Harbor International Fund, Harbor International Fund II and Harbor Money Market Fund, may engage in short-selling which obligates the Fund to replace the security borrowed by purchasing it at the market price at the time of replacement. Until the security is replaced, the Fund is required to pay to the lender any accrued interest or dividends and may be required to pay a premium. The Fund would realize a gain if the security declines in price between the date of the short sale and the date on which the Fund replaces the borrowed security. The Fund would incur a loss as a result of the short sale if the price of the security increases between those dates. Until the Fund replaces the borrowed security, it will maintain a segregated account of cash or liquid securities with its custodian sufficient to cover its short position. Short sales involve the risk of an unlimited increase in the market price of a security.

Foreign Forward Currency Contracts

Consistent with its investment policies, each Fund (excluding the Money Market Fund) may enter into foreign forward currency contracts to facilitate transactions in foreign securities or as a hedge against either specific transactions or portfolio positions. A foreign

Harbor Fund

(Currency in Thousands)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES—Continued

forward currency contract is an agreement between two parties to buy and sell currencies at a set price on a future date. The U.S. dollar value of the contracts is determined using forward currency exchange rates supplied by a pricing service. The contract is "marked-to-market" daily and the change in market value is recorded as an unrealized gain or loss. When the contract is closed, the Fund records a realized gain or loss equal to the difference between the value on the open and close date. Losses may arise from changes in the value of the foreign currency or if the counterparties do not perform under the contract's terms. The maximum potential loss from such contracts is the aggregate face value in U.S. dollars at the time the contract was opened; however, management of the Fund believes the likelihood of such loss is remote.

Foreign Currency Translations

The accounting records of the Funds are maintained in U.S. dollars. Investment securities and other assets and liabilities denominated in a foreign currency are translated into U.S. dollars based on the current exchange rates at period end. Purchases and sales of securities are translated into U.S. dollars at the current exchange rate on the respective dates of the transaction. Income and withholding taxes are translated at the prevailing exchange rate when accrued or incurred.

Reported net realized gains and losses on foreign currency transactions represent net gains and losses from sales and maturities of foreign forward currency contracts, disposition of foreign currencies, currency gains and losses realized between the trade and settlement dates on securities transactions, and the difference between the amount of investment income accrued and tax reclaims receivable and the U.S. dollar amount actually received. The effects of changes in foreign currency exchange rates on investments in securities are not isolated in the Statement of Operations from the effects of changes in market prices of these securities. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Repurchase Agreements

Each Fund may enter into repurchase agreements with certain banks and broker dealers whereby the Fund acquires a security for cash and obtains a simultaneous commitment from the seller to repurchase the security at an agreed upon price and date. The Trust's custodian takes possession through the federal book-entry system of securities collateralizing repurchase agreements. The value of the underlying assets at the time of purchase is required to be at least equal to the repurchase price to protect the Fund in the event of default by the seller.

Reverse Repurchase Agreements

Harbor Short Duration Fund may enter into reverse repurchase agreements with third party broker-dealers. The Fund may use reverse repurchase agreements to borrow short-term funds. Interest on the value of reverse repurchase agreements issued and outstanding is based upon competitive market rates at the time of issuance. At the time the Fund enters into a reverse repurchase agreement, it establishes and maintains a segregated account with the lender containing liquid high grade securities having a value of not less than the repurchase price, including accrued interest, of the reverse repurchase agreement. Reverse repurchase agreements involve the risk that the market value of the securities purchased with the proceeds from the sale of securities received by the fund may decline below the price of the securities the Fund is obligated to repurchase. Reverse repurchase agreements also involve credit risk with the counterparty to the extent that the value of securities subject to repurchase exceed the Fund's liability under the reverse repurchase agreement. There were no reverse repurchase agreements outstanding at October 31, 2002. Activity in reverse repurchase agreements by Harbor Short Duration Fund for the year ended October 31, 2002 was as follows:

Category of Aggregate Short-Term Borrowings	Average Interest Rate	Maximum Amount Outstanding During the Period	Average Daily Amount Outstanding During the Period	Average Interest Rate During the Period
Reverse repurchase agreements with maturity dates less than 365 days	3.15%	$3,430	$45	3.94%

Average debt outstanding and average interest rate during the period is calculated based on calendar days.

Securities Transactions

Securities transactions are accounted for on the trade date (the date the order to buy or sell is executed). Realized gains or losses on security transactions are determined on the basis of identified cost for both federal income tax and financial reporting purposes.

Harbor Fund
NOTES TO FINANCIAL STATEMENTS—Continued

(Currency in Thousands)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES—Continued

Investment Income

Dividends declared are accrued on the ex-dividend date. For Harbor International Growth Fund, Harbor Global Equity Fund, Harbor International Fund II and Harbor International Fund, certain dividends are recorded after the ex-dividend date, but as soon as the Fund is notified of such dividends. Interest income is accrued daily as earned. Discounts and premiums on fixed income securities purchased are amortized over the life of the respective securities using the effective yield method.

Distribution to Shareholders

Distributions are recorded on the ex-dividend date.

Expenses

Expenses incurred by the Trust with respect to any two or more Funds are allocated in proportion to the net assets or the number of shareholders of each Fund, except where allocations of direct expense to each Fund can be otherwise fairly made.

Federal Taxes

Each Fund is treated as a separate entity for federal tax purposes. Each Fund's policy is to meet the requirements of Subchapter M of the Internal Revenue Code applicable to regulated investment companies and to distribute to its shareholders all of its taxable income within the prescribed time. It is also the intention of each Fund to distribute an amount sufficient to avoid imposition of any excise tax under Section 4982 of the Internal Revenue Code. Therefore, no provision has been made for federal taxes on income, capital gains or unrealized appreciation of securities held or excise tax on income and capital gains.

Other

Effective November 1, 2001, the Trust adopted the provisions of the American Institute of Certified Public Accountants Audit and Accounting Guide for Investment Companies, as revised. The adoption of the Guide has had no significant effect on the Trust's financial statements.

NOTE 3—INVESTMENT PORTFOLIO TRANSACTIONS

Purchases and sales of investments, other than short-term securities, for each Fund for the year ended October 31, 2002 were as follows:

	Purchases		Sales	
	U.S. Government	Other	U.S. Government	Other
HARBOR DOMESTIC EQUITY FUNDS				
Harbor Capital Appreciation Fund	$ —	$4,882,316	$ 56,359	$4,542,174
Harbor Mid Cap Growth Fund	—	9,791	—	7,494
Harbor Growth Fund	—	47,632	—	69,255
Harbor Small Cap Growth Fund	—	108,492	—	23,955
Harbor Large Cap Value Fund	1,681	93,589	—	51,075
Harbor Mid Cap Value Fund	—	7,119	—	1,530
Harbor Small Cap Value Fund	—	14,840	—	1,441
HARBOR INTERNATIONAL EQUITY FUNDS				
Harbor International Fund	—	658,685	—	616,111
Harbor International Fund II	—	21,816	—	47,083
Harbor International Growth Fund	—	1,076,082	—	1,141,499
Harbor Global Equity Fund	—	5,075	29	6,689
HARBOR FIXED INCOME FUNDS				
Harbor Bond Fund	3,113,367	780,361	2,930,643	666,142
Harbor Short Duration Fund	146,708	81,064	99,004	68,280

Harbor Fund
NOTES TO FINANCIAL STATEMENTS—Continued

(Currency in Thousands)

NOTE 3—INVESTMENT PORTFOLIO TRANSACTIONS—Continued

The Funds may be subject to taxes imposed by countries in which it invests. Such taxes are generally based on income and/or capital gains earned or repatriated. Taxes are accrued and applied to net investment income, net realized gains and unrealized appreciation as such income and/or gains are earned.

Redemption In-Kind Transactions

For the year ended October 31, 2002, Harbor Capital Appreciation Fund realized gains of $41,723 from in-kind redemptions of Fund shares.

Written Options

Transactions in written options for the year ended October 31, 2002 are summarized as follows:

	Options Written Securities	
	Number of Contracts	Aggregate Face Value
Harbor Capital Appreciation Fund		
Options outstanding at beginning of year	—	$ —
Options opened	11,719	1,172
Options closed/expired	(7,976)	(798)
Open at 10/31/2002	3,743	$ 374

	Options Written Eurodollar Futures		Options Written Euro Futures	
	Number of Contracts	Aggregate Face Value	Number of Contracts	Aggregate Face Value
Harbor Bond Fund				
Options outstanding at beginning of year	6,124	E$ 15,310	6,400,000	€ 6,400
Options opened	2,513	6,283	1,574,803	1,575
Options closed/expired	(7,161)	(17,903)	(7,974,803)	(7,975)
Open at 10/31/2002	1,476	E$ 18,255	—	€ —

	Options Written Japanese Yen Futures		Options Written U.S. Treasury Futures	
	Number of Contracts	Aggregate Face Value	Number of Contracts	Aggregate Face Value
Options outstanding at beginning of year	—	¥ —	3,376	$ 3,376
Options opened	193,125,000	193,125	4,972	4,972
Options closed/expired	(193,125,000)	(193,125)	(6,985)	(6,985)
Open at 10/31/2002	—	¥ —	1,363	$ 1,363

	Options Written Interest Rate Swap Options		Options Written Swap Options—U.S.	
	Number of Contracts	Aggregate Face Value	Number of Contracts	Aggregate Face Value
Options outstanding at beginning of year	—	$ —	53,200,000	$53,200
Options opened	26,900,000	26,900	—	—
Options closed/expired	(26,900,000)	(26,900)	—	—
Open at 10/31/2002	—	$ —	53,200,000	$53,200

€   Euro.

E$ Eurodollar.

¥   Japanese Yen.

Harbor Fund
NOTES TO FINANCIAL STATEMENTS—Continued

(Currency in Thousands)

NOTE 4—FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Investment Adviser

Harbor Capital Advisors, Inc. ("Harbor Capital"), an indirect wholly-owned subsidiary of Robeco Groep, N.V., is the Trust's investment adviser and is also responsible for administrative and other services. Separate advisory agreements for each Fund were in effect during the year ended October 31, 2002. The agreements provide for fees based on an annual percentage rate of average daily net assets as follows:

	Annual Percentage Rate	Fees Earned
HARBOR DOMESTIC EQUITY FUNDS		
Harbor Capital Appreciation Fund	0.60%	$36,384
Harbor Mid Cap Growth Fund	0.75	81
Harbor Growth Fund	0.75	811
Harbor Small Cap Growth Fund	0.75	387
Harbor Large Cap Value Fund	0.60	932
Harbor Mid Cap Value Fund	0.75	19
Harbor Small Cap Value Fund	0.75	47
HARBOR INTERNATIONAL EQUITY FUNDS		
Harbor International Fund	0.75[a]	29,045
Harbor International Fund II	0.75	534
Harbor International Growth Fund	0.75	2,725
Harbor Global Equity Fund	0.75	47
HARBOR FIXED INCOME FUNDS		
Harbor Bond Fund	0.50[b]	6,358
Harbor Short Duration Fund	0.30[c]	408
Harbor Money Market Fund	0.30	502

a   For the period November 1, 2001 through March 31, 2002, the annual percentage rate was 0.85%.

b   For the period November 1, 2001 through February 28, 2002, the annual percentage rate was 0.70%.

c   For the period November 1, 2001 through February 28, 2002, the annual percentage rate was 0.40%.

Harbor Capital has from time to time agreed not to impose a portion of its management fees and bear a portion of the expenses incurred in the operation of certain Funds in order to limit Fund expenses. During the year ended October 31, 2002, Harbor Capital agreed not to impose management fees and other operating expenses of $33, $36, $48, $56, $708, $69, $79, $902, $164 and $200 relating to Harbor Mid Cap Growth Fund, Harbor Small Cap Growth Fund, Harbor Mid Cap Value Fund, Harbor Small Cap Value Fund, Harbor International Fund, Harbor International Fund II, Harbor Global Equity Fund, Harbor Bond Fund, Harbor Short Duration Fund and Harbor Money Market Fund, respectively.

The Trust reimburses Harbor Capital for certain legal expenses incurred by Harbor Capital with respect to the Trust. Such amounts aggregated $51 for the year ended October 31, 2002.

Distributor

HCA Securities, Inc. ("HCA Securities"), a wholly-owned subsidiary of Harbor Capital, is the distributor for Harbor Fund shares. Effective November 1, 2002, the Trust has adopted distribution plans pursuant to Rule 12b-1 under the 1940 Act with respect to each Funds' Retirement Class shares and Investor Class shares (collectively the "12b-1 Plans"). Each Fund, pursuant to the 12b-1 Plans, pays HCA Securities compensation at the annual rate of up to 0.25% of the average daily net assets of Retirement Class shares and of the Investor Class shares. The 12b-1 Plans compensate HCA Securities for the purpose of financing any activity which is primarily intended to result in the sale of Retirement and Investor Class shares of the Funds. Such activities include, but are not limited to: printing of prospectuses and statements of additional information and reports for (other than existing shareholders) prospective shareholders; overhead; preparation and distribution of advertising material and sales literature; expenses of organizing and conducting sales seminars; supplemental payments to dealers or other institutions such as asset-based sales charges or as payments of service fees under shareholder service arrangements; and costs of administering each 12b-1 Plan.

Amounts payable by a Fund under the 12b-1 Plans need not be directly related to the expenses actually incurred by HCA Securities on behalf of each Fund. The 12b-1 Plans do not obligate the Funds to reimburse HCA Securities for the actual expenses HCA Securities may incur in fulfilling its obligations under the 12b-1 Plans. Thus, even if HCA Securities' actual expenses exceed the fee payable to HCA

Harbor Fund
NOTES TO FINANCIAL STATEMENTS—Continued

(Currency in Thousands)

NOTE 4—FEES AND OTHER TRANSACTIONS WITH AFFILIATES—Continued

Securities at any given time, the Funds will not be obligated to pay more than that fee. If HCA Securities' expenses are less than the fee it receives, HCA Securities will retain the full amount of the fee.

Shareholders

On October 31, 2002, Harbor Capital, HCA Securities and Harbor Transfer, Inc. held the following shares of beneficial interest in the Funds:

	Harbor Capital, HCA Securities and Harbor Transfer
HARBOR DOMESTIC EQUITY FUNDS	
Harbor Capital Appreciation Fund	4,909
Harbor Mid Cap Growth Fund	308,508
Harbor Growth Fund	4,973
Harbor Small Cap Growth Fund	1,949
Harbor Large Cap Value Fund	13,538
Harbor Mid Cap Value Fund	200,000
Harbor Small Cap Value Fund	200,000
HARBOR INTERNATIONAL EQUITY FUNDS	
Harbor International Fund	1,393
Harbor International Fund II	252,704
Harbor International Growth Fund	5,222
Harbor Global Equity Fund	506,345
HARBOR FIXED INCOME FUNDS	
Harbor Bond Fund	17,870
Harbor Short Duration Fund	10,574
Harbor Money Market Fund	17,431,163

Transfer Agent

Harbor Transfer, Inc., a wholly-owned subsidiary of Harbor Capital, is the shareholder servicing agent for the Funds. Fees incurred for these transfer agent services for the year ended October 31, 2002 totaled $7,496.

"Non-Interested" Trustees

The fees and expenses of the non-interested Trustees allocated to each Fund are shown on each Fund's Statement of Operations. Trustees' fees and expenses for all Funds aggregated $223 for the year ended October 31, 2002.

Custodian

Payments to the custodian may be reduced by credit balance arrangements applied to each portfolio. There were no reductions for the fiscal year ended October 31, 2002. If the Funds had not entered into such arrangements, the Funds could have invested a portion of the assets utilized in connection with credit balance arrangements, if any, in an income-producing asset.

Harbor Fund
NOTES TO FINANCIAL STATEMENTS—Continued

(Currency in Thousands)

NOTE 6—TAX INFORMATION

The amount and character of income and net realized gains to be distributed are determined in accordance with income tax rules and regulations, which may differ from generally accepted accounting principles. These differences are attributable to permanent book and tax accounting differences. Reclassifications are made to the Funds' capital accounts to reflect income and net realized gains available for distribution (or available capital loss carryovers) under income tax rules and regulations. The calculation of net investment income or loss per share in the Financial Highlights exclude the following amounts reclassified for the year ended October 31, 2002:

	Undistributed Net Investment Income/(Loss)	Accumulated Net Realized Gain/(Loss)	Paid-In Capital
HARBOR DOMESTIC EQUITY FUNDS			
Harbor Capital Appreciation Fund	$ (607)	$ (35,149)	$ 35,756
Harbor Mid Cap Growth Fund	120	—	(120)
Harbor Growth Fund	639	127	(766)
Harbor Small Cap Growth Fund	365	—	(365)
Harbor Large Cap Value Fund	(126)	—	126
Harbor Mid Cap Value Fund	6	—	(6)
Harbor Small Cap Value Fund	29	—	(29)
HARBOR INTERNATIONAL EQUITY FUNDS			
Harbor International Fund	(7,779)	(8,087)	15,866
Harbor International Fund II	131	(24)	(107)
Harbor International Growth Fund	(1,054)	1,054	—
Harbor Global Equity Fund	(7)	7	—
HARBOR FIXED INCOME FUNDS			
Harbor Bond Fund	16,386	(19,139)	2,753
Harbor Short Duration Fund	450	12,769	(13,219)

As of October 31, 2002, the tax composition of distributions was as follows:

	Ordinary Income	Long-Term Capital Gains	Total
HARBOR DOMESTIC EQUITY FUNDS			
Harbor Capital Appreciation Fund	$ 9,070	$ —	$ 9,070
Harbor Mid Cap Growth Fund	—	—	—
Harbor Growth Fund	—	—	—
Harbor Small Cap Growth Fund	—	—	—
Harbor Large Cap Value Fund	570	—	570
Harbor Mid Cap Value Fund	—	—	—
Harbor Small Cap Value Fund	—	—	—
HARBOR INTERNATIONAL EQUITY FUNDS			
Harbor International Fund	32,072	105,975	138,047
Harbor International Fund II	1,479	—	1,479
Harbor International Growth Fund	68	—	68
Harbor Global Equity Fund	6	—	6
HARBOR FIXED INCOME FUNDS			
Harbor Bond Fund	67,900	—	67,900
Harbor Short Duration Fund	4,396	—	4,396
Harbor Money Market Fund	2,661	—	2,661

(Currency in Thousands)

NOTE 6—TAX INFORMATION—Continued

As of October 31, 2002, the components of distributable earnings on a tax basis were as follows:

	Undistributed Ordinary Income	Undistributed Long-Term Capital Gains	Unrealized Appreciation/ (Depreciation)
HARBOR DOMESTIC EQUITY FUNDS			
Harbor Capital Appreciation Fund	$ 8,950	$ —	$(524,354)
Harbor Mid Cap Growth Fund	—	—	(2,856)
Harbor Growth Fund	—	—	(14,058)
Harbor Small Cap Growth Fund	—	—	(3,256)
Harbor Large Cap Value Fund	521	—	(9,421)
Harbor Mid Cap Value Fund	—	—	(510)
Harbor Small Cap Value Fund	—	—	(338)
HARBOR INTERNATIONAL EQUITY FUNDS			
Harbor International Fund	51,199	66,960	582,477
Harbor International Fund II	—	—	(13,275)
Harbor International Growth Fund	1,114	—	(4,185)
Harbor Global Equity Fund	4	—	(663)
HARBOR FIXED INCOME FUNDS			
Harbor Bond Fund	46,034	11,474	5,517
Harbor Short Duration Fund	175	—	84

At October 31, 2002, the following Funds had capital loss carryforwards for federal tax purposes, which will reduce each Fund's taxable income arising from future net realized gain on investments, if any, to the extent permitted by the Code, and thus will reduce the amount of the distribution to shareholders which would otherwise be necessary to relieve each Fund of any liability for federal tax. Pursuant to the Code, such capital loss carryforwards will expire as listed below:

	Capital Loss Carryforwards to Expire In:							
	2004	2005	2006	2007	2008	2009	2010	Total
HARBOR DOMESTIC EQUITY FUNDS								
Harbor Capital Appreciation Fund	$ —	$ —	$ —	$ —	$ —	$1,535,346	$1,302,009	$2,837,355
Harbor Mid Cap Growth Fund	—	—	—	—	—	2,096	2,872	4,968
Harbor Growth Fund	—	—	—	—	—	—	74,990	74,990
Harbor Small Cap Growth Fund	—	—	—	—	—	606	8,593	9,199
Harbor Large Cap Value Fund	—	—	—	—	—	12,600	10,638	23,238
Harbor Mid Cap Value Fund	—	—	—	—	—	—	292	292
Harbor Small Cap Value Fund	—	—	—	—	—	—	22	22
HARBOR INTERNATIONAL EQUITY FUNDS								
Harbor International Fund II	—	—	—	—	—	2,577	9,717	12,294
Harbor International Growth Fund	—	—	—	—	—	371,462	182,988	554,450
Harbor Global Equity Fund	—	—	—	—	—	956	1,345	2,301
HARBOR FIXED INCOME FUND								
Harbor Short Duration Fund	1,182	2,216	—	2,223	1,654	—	—	7,275

Harbor Fund
NOTES TO FINANCIAL STATEMENTS—Continued

(Currency in Thousands)

NOTE 6—TAX INFORMATION—Continued

The identified cost for federal income tax purposes of investments owned by each Fund (including earned discount on corporate short-term notes and commercial paper) and their respective gross unrealized appreciation and depreciation at October 31, 2002 were as follows:

	Identified Cost	Gross Unrealized Appreciation	Gross Unrealized (Depreciation)	Net Unrealized Appreciation/ (Depreciation)
HARBOR DOMESTIC EQUITY FUNDS				
Harbor Capital Appreciation Fund	$5,611,024	$302,817	$(827,105)	$(524,288)
Harbor Mid Cap Growth Fund	11,977	455	(3,114)	(2,859)
Harbor Growth Fund	72,509	3,211	(17,269)	(14,058)
Harbor Small Cap Growth Fund	110,319	4,835	(8,095)	(3,260)
Harbor Large Cap Value Fund	151,931	7,578	(16,999)	(9,421)
Harbor Mid Cap Value Fund	5,451	145	(655)	(510)
Harbor Small Cap Value Fund	14,687	901	(1,239)	(338)
HARBOR INTERNATIONAL EQUITY FUNDS				
Harbor International Fund	2,881,828	938,007	(355,828)	582,179
Harbor International Fund II	60,817	1,973	(15,261)	(13,288)
Harbor International Growth Fund	252,209	11,878	(16,087)	(4,209)
Harbor Global Equity Fund	4,334	67	(731)	(664)
HARBOR FIXED INCOME FUNDS				
Harbor Bond Fund	1,584,054	30,338	(27,651)	2,687
Harbor Short Duration Fund	151,323	1,660	(1,576)	84

Harbor Large Cap Value Fund designates 99.9% of its distributions from investment company taxable income for the fiscal year as qualifying for the dividends received deduction for corporate shareholders.

Pursuant to Section 852 of the Internal Revenue Code, the Harbor International Fund designates $114,395 and Harbor Bond Fund designates $327 as capital gain dividends for its year ended October 31, 2002.

The Form 1099 you receive in January, 2003 for each of the Funds will show the tax status of all distributions paid to your account in calendar year 2002.

NOTE 7—SUBSEQUENT EVENTS

Merger

At a special meeting of shareholders held on October 22, 2002, the shareholders of Harbor Small Cap Growth Fund approved a merger of their Fund with and into Harbor Growth Fund and shareholders of Harbor International Fund II approved a merger of their Fund with and into Harbor International Fund.

These mergers provided for the transfer of substantially all of the assets and liabilities of the acquired funds to the acquiring funds in exchange solely for the fund shares of the acquiring funds. The mergers occurred after the close of business on October 31, 2002 and were accounted for as tax-free exchanges as follows:

Acquired Harbor Fund	Acquiring Harbor Fund	Shares Issued By Acquiring Fund	Acquired Fund Net Assets	Acquired Fund Unrealized Appreciation/ (Depreciation)	Acquiring Fund Net Assets Before Merger	Acquiring Fund Net Assets After Merger
Small Cap Growth	Growth	15,822	$103,951	$ (3,243)	$ 65,746	$ 169,697
International II	International	1,703	45,449	(13,205)	3,446,010	3,491,459

In connection with the merger of the former Harbor Small Cap Growth Fund with and into Harbor Growth Fund, Harbor Fund's Board of Trustees, on behalf of Harbor Growth Fund, appointed Westfield Capital Management Company LLC (subadviser of the former Harbor Small Cap Growth Fund) as the subadviser of the Harbor Growth Fund, approved changes in certain policies of the Harbor Growth Fund and changed the name of the Harbor Growth Fund to ''Harbor Small Cap Growth Fund,'' all of which were effective on November 1, 2002. William Muggia of Westfield Capital Management Company LLC continues as the portfolio manager of the merged

(Currency in Thousands)

NOTE 7—SUBSEQUENT EVENTS—Continued

and renamed "Harbor Small Cap Growth Fund." Accordingly, the former Harbor Small Cap Growth Fund is the accounting survivor of this merger and its historical performance for periods prior to October 31, 2002 will be used by the surviving fund.

Management

James M. Williams has resigned as President of Harbor Fund, effective November 30, 2002. Mr. Williams had been President of Harbor Fund since August, 2000.

Report of Independent Auditors

To the Shareholders and Board of Trustees of
Harbor Fund

We have audited the accompanying statements of assets and liabilities, including the portfolios of investments, of Harbor Fund (the Fund) (comprising, respectively, Harbor Capital Appreciation Fund, Harbor Mid Cap Growth Fund, Harbor Growth Fund, Harbor Small Cap Growth Fund, Harbor Large Cap Value Fund, Harbor Mid Cap Value Fund, Harbor Small Cap Value Fund, Harbor International Fund, Harbor International Fund II, Harbor International Growth Fund, Harbor Global Equity Fund, Harbor Bond Fund, Harbor Short Duration Fund, Harbor Money Market Fund) as of October 31, 2002, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended and the financial highlights for each of the three years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial highlights for each of the two years in the period ended October 31, 1999 were audited by other auditors whose report, dated December 14, 1999, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in financial statements and financial highlights. Our procedures included confirmation of securities owned as of October 31, 2002 by correspondence with the custodian and brokers, or by other appropriate auditing procedures where replies from brokers were not received. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the respective portfolios constituting Harbor Fund at October 31, 2002, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended and financial highlights for each of the three years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Ernst & Young LLP

Boston, Massachusetts
December 6, 2002

Harbor Fund
ADDITIONAL INFORMATION (Unaudited)

TRUSTEES AND OFFICERS
(As of December 2002)

Information pertaining to the Trustees and officers of Harbor is set forth below. The statement of additional information (SAI) includes additional information about the Funds Trustees and is available without charge, upon request, by calling 1-800-422-1050 or can be downloaded from our website at www.harborfund.com.

Name, Address and (Age) Position(s) with Fund	Term of Office and Length of Time Served[1]	Principal Occupation(s) During Past Five Years[2]	Number of Portfolios in Fund complex Overseen by Trustee	Other Directorships Held by Trustee
DISINTERESTED TRUSTEES				
Howard P. Colhoun (66) Trustee 14114 Mantua Mill Road Gylndon, MD 21071	Since 1986	Retired. General Partner, Emerging Growth Partners, L.P. (investing in small companies) (1982-1996); Director, Storage U.S.A. (1995-Present); and Vice President and Director of Mutual Funds, T. Rowe Price Associates, Inc. (prior to 1982).	13	N/A
John P. Gould (63) Trustee 332 S. Michigan Avenue 13th Floor Chicago, IL 60604	Since 1994	Director of Unext.com (1999-Present); President, Cardean University (1999-2001); Steven G. Rothmeier Professor (1996-Present) and Distinguished Service Professor of Economics, Graduate School of Business, University of Chicago (1984-Present, on faculty since 1965); Trustee of Milwaukee Mutual (1997-Present); and Principal and Executive Vice President of Lexecon Inc. (1994-Present).	13	Trustee of Dimensional Fund Advisors, Inc., 28 series (1986-Present); Trustee and Chairman Pegasus Funds (1996-1999); Trustee of First Prairie Funds (1985-1996); and Trustee of Woodward Funds (1996).
Rodger F. Smith (61) Trustee Office Park Eight Greenwich, CT 06830	Since 1987	Partner, Greenwich Associates (a business strategy, consulting and research firm) (1975-Present); and Director of Arlington Capital Management (C.I.) Limited (1992-Present).	13	N/A
INTERESTED TRUSTEE				
David G. Van Hooser (56) Chairman and Trustee President One SeaGate Toledo, OH 43666	Since 2000 Since 2002	President (2002-Present), Director and Chairman of the Board (2000-Present), Harbor Capital Advisors, Inc.; Director, HCA Securities, Inc. (2000-Present); Director, Harbor Transfer, Inc. (2000-Present); Senior Vice President and Chief Financial Officer, Owens-Illinois, Inc. (1998-2001); and Senior Vice President and Director of Corporate Strategy, Owens-Illinois, Inc. (1996-1998).	13	N/A
INTERESTED PRINCIPAL OFFICERS WHO ARE NOT TRUSTEES				
Constance L. Souders (52) Vice President Treasurer One SeaGate Toledo, OH 43666	Since 1999 Since 1992	Senior Vice President, (1991-Present), Director of Administration (1997-Present), Director and Secretary (1988-Present), Treasurer (1988-2000), Vice President (1988-1991) and Director of Accounting and Fiduciary Operations (1992-1996), Harbor Capital Advisors, Inc.; President (2000-Present), Director (1991-Present) and Vice President, Secretary, and Treasurer (1992-2000), Harbor Transfer, Inc.; and President (2002-Present), Vice President (2000-2002) and Secretary (2000-Present) and Director (1989-Present), HCA Securities, Inc.		
Karen B. Wasil (50) Secretary One SeaGate Toledo, OH 43666	Since 1999	Assistant Secretary (1997-Present), Director (1999-2000) and Regulatory and Legal Compliance Manager (1995-Present), Harbor Capital Advisors, Inc.; Secretary (2000-Present) Director (1999-2000), Harbor Transfer, Inc.; and Director (1999-2000), HCA Securities, Inc.		

[1] Each Trustee serves for an indefinite term, until his successor is elected. Each officer is elected annually.

[2] On June 7, 2001, a wholly-owned subsidiary of Robeco Groep N.V. acquired substantially all of the assets and assumed substantially all of the liabilities of the predecessor adviser to Harbor Fund, also named "Harbor Capital Advisors, Inc." That wholly owned subsidiary of Robeco Groep N.V. assumed the name "Harbor Capital Advisors, Inc." as part of the acquisition. Another subsidiary of Robeco Groep N.V. acquired substantially all of the assets and assumed substantially all of liabilities of Harbor Transfer, Inc. and assumed the name "Harbor Transfer, Inc." On September 20, 2001, a wholly-owned subsidiary of Robeco Groep, N.V. acquired substantially all of the assets and assumed substantially all of the liabilities of HCA Securities, Inc. and assumed the name "HCA Securities, Inc." Accordingly, for periods prior to June 7, 2001 with respect to Harbor Capital Advisors, Inc. and Harbor Transfer, Inc. and for periods prior to September 20, 2001 with respect to HCA Securities, Inc., employment with Harbor Capital Advisors, Inc., Harbor Transfer, Inc. and HCA Securities, Inc. refers to employment with the predecessor entities.

Harbor Fund
ADDITIONAL INFORMATION—(Unaudited)—Continued

Special Meeting of Shareholders

On October 22, 2002, a special meeting of shareholders of Harbor Small Cap Growth Fund and Harbor International Fund was held for the purpose of voting on the following matters:

	For	Against	Abstain
Harbor Small Cap Growth Fund			
The approval of an agreement and plan of merger between Harbor Small Cap Growth Fund and Harbor Growth Fund.	5,480,340	79,515	4,252
Harbor International Fund II			
The approval of an agreement and plan of merger between Harbor International Fund II and Harbor International Fund.	3,545,927	460,266	11,796

(This document must be preceded or accompanied by a Prospectus.)



INVESTMENT ADVISER

Harbor Capital Advisors, Inc.
One SeaGate
Toledo, OH 43666

DISTRIBUTOR AND PRINCIPAL UNDERWRITER

HCA Securities, Inc.
One SeaGate
Toledo, OH 43666
(419) 247-2477

SHAREHOLDER SERVICING AGENT

Harbor Transfer, Inc.
P.O. Box 10048
Toledo, Ohio 43699-0048
1-800-422-1050

CUSTODIAN

State Street Bank and Trust Company
P.O. Box 1713
Boston, MA 02105

INDEPENDENT AUDITORS

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

LEGAL COUNSEL

Hale and Dorr LLP
60 State Street
Boston, MA 02109

HARBOR FUND™
One SeaGate
Toledo, Ohio 43666
1-800-422-1050
www.harborfund.com

12/2002/291,000



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